UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
—————————
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of March 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                        No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Posting of consolidated financial statements at December 31, 2009

Paris, March 25, 2010.  Veolia Environnement announces that it is posting today its consolidated financial statements at December 31, 2009 on the company's website (www.veolia-finance.com). These financial statements are no different to those disclosed on March 5, 2010. They include notes to the consolidated accounts, including Note 42 (post- balance sheet events) referring to the unwinding of common subsidiaries between Veolia Eau-Générale des Eaux and Lyonnaise des Eaux in water division and preliminary notifications of a tax reassessment (notices of proposed adjustments) by the United States Internal Revenue Service.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 310,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €34.5 billion in 2009. www.veolia.com

 The review of results by auditors is still in progress

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Consolidated Financial
Statements
for the year ended
December 31, 2009
DRAFT
Contents
CONSOLIDATED STATEMENT OF FINANCIAL POSITION	5
CONSOLIDATED INCOME STATEMENT	6
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	7
CONSOLIDATED CASH FLOW STATEMENT	8
STATEMENT OF CHANGES IN EQUITY	9
1 ACCOUNTING PRINCIPLES AND METHODS	11
1.1 ACCOUNTING STANDARDS FRAMEWORK	11
1.1.1 Basis underlying the preparation of the financial statements	11
1.1.2 Standards, standard amendments and interpretations applicable from fiscal year 2009	11
1.1.3 Texts which enter into mandatory effect after December 31, 2009 and which have not been adopted early	12
1.2 GENERAL PRINCIPLES UNDERLYING THE PREPARATION OF THE FINANCIAL STATEMENTS	12
1.3 BASIS OF PRESENTATION AS OF DECEMBER 31, 2009	13
1.4 PRINCIPLES OF CONSOLIDATION	13
1.5 TRANSLATION OF FOREIGN SUBSIDIARIES' FINANCIAL STATEMENTS	14
1.6 FOREIGN CURRENCY TRANSACTIONS	14
1.7 PROPERTY, PLANT AND EQUIPMENT	15
1.8 GOVERNMENT GRANTS	15
1.8.1 Investment grants for property, plant and equipment	15
1.8.2 Grants relating to concession arrangements	15
1.8.3 Operating grants	16
1.9 INTANGIBLE ASSETS EXCLUDING GOODWILL	16
1.10 BUSINESS COMBINATIONS AND GOODWILL	16
1.11 IMPAIRMENT OF INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND NON-FINANCIAL ASSETS	16
1.12 INVENTORIES	17
1.13 ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE, DISCONTINUED OPERATIONS	17
1.14 PROVISIONS	18
1.15 FINANCIAL INSTRUMENTS	18
1.15.1 Financial assets and liabilities	18
1.15.2 Measurement, recognition and derecognition of financial assets	18

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

1.15.3 Cash and cash equivalents	20
1.15.4 Recognition and measurement of financial liabilities	20
1.15.5 Non-controlling interest put options	20
1.15.6 Recognition and measurement of derivative instruments	20
1.15.7 Embedded derivatives	21
1.15.8 Treasury shares	21
1.16 PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS	22
1.17 SHARE-BASED PAYMENTS	22
1.18 REVENUE	23
1.18.1 Sales of goods	23
1.18.2 Sales of services	23
1.18.3 Construction contracts (excluding service concession arrangements)	23
1.18.4 IFRIC 4 Contracts	23
1.18.5 Concession arrangements (IFRIC 12)	24
1.19 FINANCIAL ITEMS IN THE CONSOLIDATED INCOME STATEMENT	24
1.20 INCOME TAXES	24
1.21 DESCRIPTION OF GROUP CONCESSION ACTIVITIES	24
1.21.1 Financial asset model	26
1.21.2 Intangible asset model	26
1.21.3 Mixed or bifurcation model	26
1.22 FINANCE LEASES	27
1.23 CONSTRUCTION CONTRACTS	27
1.24 ELECTRICITY PURCHASE AND SALE CONTRACTS	28
1.25 GREENHOUSE GAS EMISSION RIGHTS	28
1.26 SEGMENT REPORTING	29
1.27 FAIR VALUE DETERMINATION PRINCIPLES	29
2 USE OF MANAGEMENT ESTIMATES IN THE APPLICATION OF GROUP ACCOUNTING STANDARDS	31
3 SIGNIFICANT EVENTS	32
4 GOODWILL	34
5 CONCESSION INTANGIBLE ASSETS	38
6 OTHER INTANGIBLE ASSETS	40
7 PROPERTY, PLANT AND EQUIPMENT	42
8 INVESTMENTS IN ASSOCIATES	44
9 NON-CONSOLIDATED INVESTMENTS	46
10 NON-CURRENT AND CURRENT OPERATING FINANCIAL ASSETS	47
11 OTHER NON-CURRENT AND CURRENT FINANCIAL ASSETS	50
11.1 MOVEMENTS IN OTHER NON-CURRENT FINANCIAL ASSETS	50
11.2 MOVEMENTS IN CURRENT FINANCIAL ASSETS	52
12 DEFERRED TAX ASSETS AND LIABILITIES	53
13 WORKING CAPITAL	56
14 CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AND OTHER CASH POSITION ITEMS	60
15 EQUITY	62
15.1 SHARE CAPITAL MANAGEMENT OBJECTIVES, POLICIES AND PROCEDURES	62
15.2 TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	62
15.2.1 Share capital	62
15.2.2 Offset of treasury shares against equity	62
15.2.3 Share purchase and subscription options	63
15.2.4 Appropriation of net income and dividend distribution	63
15.2.5 Foreign exchange translation reserves	63
15.2.6 Fair value reserves	65
15.3 NON-CONTROLLING INTERESTS	65

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

16 NON-CURRENT AND CURRENT PROVISIONS	66
17 NON-CURRENT AND CURRENT BORROWINGS	72
17.1 MOVEMENTS IN NON-CURRENT AND CURRENT BONDS	72
17.2 MOVEMENTS IN OTHER BORROWINGS	76
17.3 BREAKDOWN OF NON-CURRENT AND CURRENT BORROWINGS BY CURRENCY	79
17.4 FINANCE LEASES	80
18 REVENUE	81
19 OPERATING INCOME	82
20 NET FINANCE COSTS	86
21 OTHER FINANCIAL INCOME AND EXPENSES	87
22 INCOME TAX EXPENSE	88
23 SHARE OF NET INCOME OF ASSOCIATES	89
24 ASSETS CLASSIFIED AS HELD FOR SALE, DISCONTINUED OPERATIONS AND DIVESTITURES	90
25 NET INCOME FOR THE YEAR ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	94
26 EARNINGS PER SHARE	95
27 ADDITIONAL INFORMATION ON THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (EXCLUDING DERIVATIVES)	96
27.1 FINANCIAL ASSETS	96
27.2 FINANCIAL LIABILITIES	99
28 DERIVATIVES	101
28.1 INTEREST RATE DERIVATIVES	102
28.1.1 Interest rate fair value hedges	102
28.1.2 Cash flow hedges	103
28.1.3 Derivatives not qualifying for hedge accounting	104
28.2 FOREIGN CURRENCY DERIVATIVES	105
28.2.1 Hedge of a net investment in a foreign operation	106
28.2.2 Fair value hedges	108
28.2.3 Cash flow hedges	109
28.2.4 Hedges of currency exposure in the Consolidated Statement of Financial Position by derivatives not qualifying for hedge accounting	109
28.3 COMMODITY DERIVATIVES	110
28.3.1 Electricity	111
28.3.2 Greenhouse gas emission rights	111
29 FINANCIAL RISK MANAGEMENT	112
29.1 MARKET RISK MANAGEMENT	112
29.1.1 Management of interest rate risk	112
29.1.2 Management of foreign exchange risk	114
29.1.3 Management of commodity risk	116
29.2 MANAGEMENT OF EQUITY RISK	117
29.3 MANAGEMENT OF LIQUIDITY RISK	117
29.3.1 Maturity of financial liabilities	118
29.3.2 Net liquid asset positions	119
29.3.3 Rating	120
29.3.4 Information on early debt repayment clauses	120
29.4 MANAGEMENT OF CREDIT RISK	121
29.4.1 Counterparty risk relating to operating activities	121
29.4.2 Counterparty risk relating to investment and hedging activities	126
30 EMPLOYEE BENEFIT OBLIGATION	127
31 MAIN ACQUISITIONS	136
31.1 ACQUISITIONS IN 2009	136

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

31.2 ACQUISITIONS IN 2008	136
32 CONSTRUCTION CONTRACTS	137
33 OPERATING LEASES	138
34 PROPORTIONATELY CONSOLIDATED COMPANIES	139
35 TAX AUDITS	140
36 OFF-BALANCE SHEET COMMITMENTS	141
37 GREENHOUSE GAS EMISSION RIGHTS	145
38 COLLATERAL GIVEN SUPPORTING BORROWINGS	146
39 RELATED-PARTY TRANSACTIONS	147
39.1 “RELATED PARTY” CONCEPT	147
39.2 COMPENSATION AND RELATED BENEFITS OF KEY MANAGEMENT PERSONNEL	147
39.3 TRANSACTIONS WITH OTHER RELATED PARTIES	147
39.3.1 Relations with proportionately consolidated companies and equity associates	147
39.3.2 Relations with Group shareholders	148
39.3.3 Relations with other related parties	149
40 CONSOLIDATED EMPLOYEES	150
41 REPORTING BY OPERATING SEGMENT	151
42 POST-BALANCE SHEET EVENTS	156
43 MAIN COMPANIES INCLUDED IN THE 2009 CONSOLIDATED FINANCIAL STATEMENTS	157
44 AUDIT FEES	166

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - ASSETS	Notes	As of December 31
(€ million)		2009	2008	2007
Goodwill	4	6,624.6	6,723.3	6,913.2
Concession intangible assets	5	3,624.8	3,637.7	2,989.2
Other intangible assets	6	1,437.8	1,535.2	1,706.4
Property, plant and equipment	7	9,382.4	9,427.1	9,203.2
Investments in associates	8	268.5	311.6	292.1
Non-consolidated investments	9	174.6	202.8	256.1
Non-current operating financial assets	10	5,275.2	5,298.9	5,272.4
Non-current derivative instruments - Assets	28	431.9	508.4	123.7
Other non-current financial assets	11	753.9	817.3	746.0
Deferred tax assets	12	1,621.3	1,579.5	1,468.1
Non-current assets		29,595.0	30,041.8	28,970.4
Inventories and work-in-progress	13	997.3	1,022.0	839.4
Operating receivables	13	12,247.5	13,093.2	12,459.4
Current operating financial assets	10	376.6	452.3	355.2
Other current financial assets	11	217.7	321.4	330.0
Current derivative instruments - Assets	28	45.6	142.8	114.4
Cash and cash equivalents	14	5,614.4	3,849.6	3,115.6
Assets classified as held for sale(1)	24	722.6	203.0	122.5
Current assets		20,221.7	19,084.3	17,336.5
Total assets		49,816.7	49,126.1	46,306.9

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - EQUITY AND LIABILITIES	Notes	As of December 31
(€ million)		2009	2008	2007
Share capital		2,468.2	2,362.9	2,358.8
Additional paid-in capital		9,433.2	9,197.5	9,179.5
Reserves and retained earnings attributable to owners of the Company		(4,440.8)	(4,559.2)	(3,925.4)
Total equity attributable to owners of the Company	15	7,460.6	7,001.2	7,612.9
Total equity attributable to non-controlling interests		2,670.1	2,530.5	2,577.8
Equity	15	10,130.7	9,531.7	10,190.7
Non-current provisions	16	2,291.1	2,160.2	2,138.9
Non-current borrowings	17	17,647.3	17,063.9	13,948.0
Non-current derivative instruments – Liabilities	28	139.3	159.9	163.8
Deferred tax liabilities	12	1,951.2	1,936.0	1,794.7
Non-current liabilities		22,028.9	21,320.0	18,045.4
Operating payables	13	13,075.7	13,591.8	12,944.8
Current provisions	16	749.2	773.1	825.7
Current borrowings	17	2,983.1	3,219.7	3,805.0
Current derivative instruments - Liabilities	28	84.8	125.9	34.0
Bank overdrafts and other cash position items	14	454.9	465.7	459.4
Liabilities directly associated with assets classified as held for sale	24	309.4	98.2	1.9
Current liabilities		17,657.1	18,274.4	18,070.8
Total equity and liabilities		49,816.7	49,126.1	46,306.9

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

CONSOLIDATED INCOME STATEMENT

(€ million)	Notes	Year ended December 31,
		2009	2008 (2)	2007 (2)
Revenue	18	34,551.0	35,764.8	31,574.1
o/w Revenue from operating financial assets		394.4	397.9	342.1
Cost of sales		(28,786.2)	(30,013.4)	(25,710.4	)(1)
Selling costs		(602.6)	(621.4)	(560.4	)(1)
General and administrative expenses		(3,338.1)	(3,218.6)	(2,905.8	)(1)
Other operating revenue and expenses		196.0	49.4	63.6
Operating income	19	2,020.1	1,960.8	2,461.1
Finance costs	20	(880.4)	(1,111.2)	(958.0)
Finance income	21	96.1	202.2	151.1
Other financial income and expenses	22	(110.3)	(39.2)	2.3
Income tax expense	22	(242.2)	(462.0)	(399.7)
Share of net income of associates	8 & 23	1.4	19.4	17.1
Net income from continuing operations		884.7	570.0	1,273.9
Net income from discontinued operations	24	(42.8)	139.2	(19.1)
Net income for the year		841.9	709.2	1,254.8
Non-controlling interests	25	257.8	304.1	326.9
Attributable to owners of the Company		584.1	405.1	927.9

(in euros)
Net income attributable to owners of the Company per share(3)	26
Diluted		1.24	0.87	2.11
Basic		1.24	0.88	2.13
Net income from continuing operations attributable to owners of the Company per share(3)	26
Diluted		1.33	0.71	2.17
Basic		1.33	0.71	2.19

The accompanying notes are an integral part of these consolidated financial statements.

(1) In 2008, as part of ongoing efficiency measures, the Group reclassified certain expenses from cost of sales to selling costs and general and administrative expenses. These reclassifications had no impact on operating income (see Note 19 Operating income).

(2) In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the Income Statements of:

•	the Clemessy and Crystal entities in the Energy Services Division, divested in December 2008;

•
the entities of the U.S. incineration activity in Environmental Services (Montenay International) and Freight activities (essentially in France, Germany and the Netherlands) divested in the second half of 2009;

•
Transportation activities in the United Kingdom and Renewable energy activities in the process of divestiture at the year end, are presented in a separate line, “Net income from discontinued operations,” for the years ended December 31, 2008 and 2007.

(3)  Pursuant to IAS 33, the weighted average number of shares outstanding taken into account for the calculation of 2008 and 2007 net income per share was adjusted following the distribution of a scrip dividend in June 2009. The adjusted number of earning per share is therefore 462.2 million as of December 31, 2008 and 434.8 million as of December 31, 2007 (see Note 26).

As of December 31, 2009, the weighted average number of shares is 471.7 million (diluted and basic).

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(€ million)	Year ended December 31,
	2009	2008	2007

Net income for the year	841.9	709.2	1,254.8

Actuarial gains or losses on pension obligations	(67.8)	(138.1)	114.4
Related income tax expense	14.3	34.1	(26.4)
Amount net of tax	(53.5)	(104.0)	88.0

Fair value adjustments on available-for-sale assets	(3.3)	(18.2)	33.8
Related income tax expense	(0.6)	(0.2)	(0.1)
Amount net of tax	(3.9)	(18.4)	33.7

Fair value adjustments on cash flow hedge derivatives	46.2	(112.8)	15.5
Related income tax expense	(5.8)	24.2	(6.7)
Amount net of tax	40.4	(88.6)	8.8

Foreign exchange gains and losses:
- on the translation of the financial statements of subsidiaries drawn up in a foreign currency	65.2	(279.8)	(251.5)
Amount net of tax	65.2	(279.8)	(251.5)
- on the net financing of foreign operations	2.2	(31.8)	(6.5)
- related income tax expense	3.8	15.9	1.0
Amount net of tax	6.0	(15.9)	(5.5)

Other comprehensive income	54.2	(506.7)	(126.5)
Total comprehensive income for the year	896.1	202.5	1,128.3
- Attributable to owners of the Company	657.1	(84.4)	778.5
- Attributable to non-controlling interests	239.0	286.9	349.8

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

CONSOLIDATED CASH FLOW STATEMENT

(€ million)	Notes	Year ended December 31,
		2009	2008	2007
Net income for the year attributable to owners of the Company		584.1	405.1	927.9
Net income for the year attributable to non-controlling interests	25	257.8	304.1	326.9
Operating depreciation, amortization, provisions and impairment losses	19	2,230.4	2,301.6	1,816.7
Financial amortization and impairment losses		7.2	19.5	8.0
Gains/(losses) on disposal and dilution	19	(306.1)	(288.2)	(173.5)
Share of net income of associates	8	0.9	(18.5)	(16.9)
Dividends received	21	(8.7)	(8.4)	(8.8)
Finance costs and finance income	20	792	922.8	817.1
Income tax expense	22	311.9	470.9	420.1
Other items (including IFRS 2)		69.1	69.5	101.9
Operating cash flow before changes in working capital		3,938.6	4,178.4	4,219.4
Changes in working capital	13	432.1	(80.9)	(167.1)
Income taxes paid		(408.5)	(347.5)	(417.7)
Net cash from operating activities		3,962.2	3,750.0	3,634.6
Capital expenditure	41	(2,465.7)	(2,780.6)	(2,518.7)
Proceeds on disposal of intangible assets and property, plant and equipment		258.7	329.8	212.9
Purchases of investments		(187.0)	(800.7)	(1,835.4)
Proceeds on disposal of financial assets		582.3	361.1	181.7
Operating financial assets:		-	-
New operating financial assets	10	(483.1)	(507.0)	(404.1)
Principal payments on operating financial assets	10	455.2	358.2	360.7
Dividends received	8 & 21	14.8	15.8	15.3
New non-current loans granted		(43.8)	(252.7)	(65.0)
Principal payments on non-current loans		65.8	30.0	61.6
Net decrease/(increase) in current loans		140.9	(89.0)	(27.4)
Net cash used in investing activities		(1,661.9)	(3,335.1)	(4,018.4)
Net increase/(decrease) in current borrowings	17	(1,323.9)	(1 437.0)	(1,534.5)
New non-current borrowings and other debt	17	3,301.2	3,590.2	2,060.4
Principal payments on non-current borrowings and other debt	17	(1,514.8)	(184.8)	(1,362.9)
Proceeds on issue of shares		157.1	51.0	3,039.2
Share capital reduction	15		(131.0)	-
(Purchases of)/proceeds from treasury shares (1)		4.9	3.2	18.9
Dividends paid(1)		(434.0)	(754.4)	(564.3)
Interest paid		(729.8)	(847.6)	(716.0)
Net cash from/(used in) financing activities		(539.3)	289.6	940.8
Net cash at the beginning of the year		3,383.9	2,656.2	2,202.0
Effect of foreign exchange rate changes and other		14.6	23.2	(102.8)
Net cash at the end of the year		5,159.5	3,383.9	2,656.2
Cash and cash equivalents	14	5,614.4	3,849.6	3,115.6
Bank overdrafts and other cash position items	14	454.9	465.7	459.4
Net cash at the end of the year		5,159.5	3,383.9	2,656.2

(1)	See the Statement of Changes in Equity

Net cash flows attributable to discontinued operations as defined in IFRS 5 contributed -€31.1 million, +€37.8 million and +€55.1 million to net cash from operating activities, +€266.6 million, +€148.4 million and -€94.1 million to net cash from investing activities and -€5.7 million, -€26.3 million and -€26.9 million to net cash from financing activities in 2009, 2008 and 2007, respectively.

Discontinued operations are presented in Note 24.

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

STATEMENT OF CHANGES IN EQUITY

(€ million)	Number of shares outstanding	Share Capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non-controlling interests	Total equity
As of January 1, 2007	412,626,550	2,063.1	6,641.2	(479.6)	(3,986.7)	144.6	(21.8)	4,360.8	2,192.6	6,553.4
Issues of share capital of the parent company	59,136,206	295.7	2,538.3	-	33.8	-	-	2,867.8	-	2,867.8
Elimination of treasury shares		-	-	18.9	(0.3)	-	-	18.6	-	18.6
Share purchase and subscription options		-	-	-	15.6	-	-	15.6	-	15.6
Third party share in share capital increases of subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	178.5	178.5
Parent company dividend distribution		-	-	-	(419.7)	-	-	(419.7)	-	(419.7)
Third party share in dividend distributions of subsidiaries		-	-	-	-	-	-	-	(144.6)	(144.6)
Foreign exchange translation		-	-	-	-	(264.3)	-	(264.3)	15.4	(248.9)
Fair value adjustments		-	-	-	-	(8.1)	47.1	39.0	(0.8)	38.2
Actuarial gains or losses on pension obligations		-	-	-	79.5	-	-	79.5	8.5	88.0
Net income for the year		-	-	-	927.9	-	-	927.9	326.9	1,254.8
Other changes		-	-	-	(17.3)	8.7	(3.7)	(12.3)	1.3	(11.0)
As of December 31, 2007	471,762,756	2,358.8	9,179.5	(460.7)	(3,367.2)	(119.1)	21.6	7,612.9	2,577.8	10,190.7
Issues of share capital of the parent company	813,910	4.1	17.9					22.0	-	22.0
Elimination of treasury shares				3.2	2.3			5.5	-	5.5
Share purchase and subscription options					5.5			5.5		5.5
Third party share in share capital increases of subsidiaries and changes in consolidation scope									(129.0)	(129.0)
Parent company dividend distribution					(553.5)			(553.5)		(553.5)
Third party share in dividend distributions of subsidiaries									(200.8)	(200.8)
Foreign exchange translation						(591.9)		(591.9)	(1.9)	(593.8)
Fair value adjustments						298.1	(101.6)	196.5	(10.5)	186.0
Actuarial gains or losses on pension obligations					(94.8)			(94.8)	(9.2)	(104.0)
Net income for the year					405.1			405.1	304 .1	709.2
Other changes					13.1	(20.0)	0.8	(6.1)		(6.1)
As of December 31, 2008	472,576,666	2,362.9	9,197.4	(457.5)	(3,589.5)	(432.9)	(79.2)	7,001.2	2,530.5	9,531.7

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

(€ million)	Number of shares outstanding	Share Capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to owners of the Company	Non-controlling interests	Total equity
As of December 31, 2008	472,576,666	2,362.9	9,197.4	(457.5)	(3,589.5)	(432.9)	(79.2)	7,001.2	2,530.5	9,531.7

Issues of share capital of the parent company (1)	21,053,708	105.3	235.8					341.1		341.1
Elimination of treasury shares				4.9				4.9		4.9
Share purchase and subscription options					10.3			10.3		10.3
Third party share in share capital increases of subsidiaries									149.8	149.8
Third party share in changes in consolidation scope									(45.0)	(45.0)
Parent company dividend distribution					(553.8)			(553.8)		(553.8)
Third party share in dividend distributions of subsidiaries									(202.0)	(202.0)
Foreign exchange translation						82.4		82.4	(17.2)	65.2
Foreign investments						82.0		82.0	(0.1)	81.9
Actuarial gains or losses on pension obligations					(51.2)			(51.2)	(2.3)	(53.5)
Fair value adjustments on cash flow hedge derivatives						(75.9)	35.6	(40.3)	4.8	(35.5)
Fair value adjustments on available-for-sale assets							0.1	0.1	(4.0)	(3.9)
TOTAL other comprehensive income					(51.2)	88.5	35.7	73.0	(18.8)	54.2
Net income for the year					584.1			584.1	257.8	841.9
Other changes					(0.2)			(0.2)	(2.2)	(2.4)
As of December 31, 2009	493,630,374	2,468.2	9,433.2	(452.6)	(3,600.3)	(344.4)	(43.5)	7,460.6	2,670.1	10,130.7

The dividend distribution per share was €1.21 in 2009 and 2008 and €1.05 in 2007.

A dividend distribution of €1.21 per share is proposed to the Annual General Meeting of Shareholders of May 7, 2010.

The total dividend paid recorded in the Consolidated Cash Flow Statement for the year ended December 31, 2009 of €434 million includes:

(€ million)
Dividend distribution by the parent company	(554)
Third party share in dividend distributions of subsidiaries	(202)
Scrip dividend (1)	322
Total dividend paid	(434)

(1)  The lines “Proceeds on issue of shares” and “Dividends paid” in the Consolidated Cash Flow Statement are presented net of scrip dividends as such distributions do not generate cash flows.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

1           Accounting principles and methods

1.1	Accounting standards framework

1.1.1	Basis underlying the preparation of the financial information

Pursuant to Regulation n°1606/2002 of July 19, 2002, as amended by European Regulation n°297/2008 of March 11, 2008, the consolidated financial statements for the year ended December 31, 2009 are presented in accordance with IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB). These standards may be consulted at the following European Union website: http://ec.europa.eu/internal_market/accounting/ias/index_fr. htm
These financial statements are accompanied, for comparative purposes, by financial statements for fiscal years 2008 and 2007 drawn up in accordance with the same standards framework.

Since fiscal year 2006, the Group has accounted for its concession business in accordance with the principles set out in IFRIC 12, Service Concession Arrangements, published by the IASB on November 30, 2006 and adopted by the European Union on March 26, 2009.

In the absence of IFRS standards or interpretations and in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Veolia Environnement uses other standard references and in particular U.S. standards.

1.1.2	Standards, standard amendments and interpretations applicable from fiscal year 2009

The accounting principles and valuation rules applied by the Group in preparing the consolidated financial statements for the year ended December 31, 2009 are identical to those applied by the Group as of December 31, 2008, with the exception of the following standards, standard amendments and interpretations which came into mandatory effect as of January 1, 2009 or July 1, 2009:

IFRS 8, Operating Segments
The impact of the implementation of this new standard is presented in Note 1.26 below.
IAS 1 Revised, Presentation of Financial Statements
Pursuant to the revised standard, the “Balance sheet” is now known as the “Consolidated Statement of Financial Position” and the changes resulting from transactions with owners of the Company acting in this capacity are presented separately from transactions with non-controlling interests in the Statement of Changes in Equity, which is now presented with the financial statements.
IFRIC 18, Transfers of assets from Customers
IFRIC 18, Transfers of Assets from Customers, is applicable from July 1, 2009 but was not adopted by the European Union until December 1, 2009. The interpretation is of prospective applicable and the Group did not elect for early adoption.
The interpretation covers situations where a customer transfers an asset to a supplier at the beginning of a contract, which the supplier must then use for the supply of goods or services. This interpretation also applies to cash transferred by a customer to finance the acquisition or construction of assets by the supplier to be used for the supply of goods or services. Contracts and services covered by the provisions of IFRIC 12 are specifically excluded from the scope of this interpretation.
Within the Group, this interpretation is likely to impact the Water and Energy Services Divisions. The Group has allocated the necessary resources to analyze the contracts signed since July 1, 2009, likely to fall within the application scope of IFRIC 18.
IAS 23 Revised, Borrowing Costs
Amendments to IAS 32 and IAS 1, Financial Instruments – Presentation: puttable financial instruments and obligations arising on liquidation\
Amendments to IFRS 1 and IAS 27 relating to the cost of an investment on first-time adoption of IAS/IFRS
Amendment to IFRS 2, Share-based Payment – vesting conditions and cancellations
Amendments arising from the 2006-2008 annual improvement process, with the exception of the amendments to IFRS 5
Amendment to IFRS 7, Financial Instruments: Disclosures – Improvements to Financial Instrument Disclosures
Amendment to IAS 39 and IFRIC 9 relating to embedded derivatives
IFRIC 13, Customer Loyalty Programmes
IFRIC 15, Agreements for the Construction of Real Estate
IFRIC 16, Hedges of a Net Investment in a Foreign Operation

Implementation of these standards and interpretations did not have a material impact.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

1.1.3	Texts which enter into mandatory effect after December 31, 2009 and which have not been adopted early

Veolia Environnement has not elected for early adoption of the following standards, standard amendments and interpretations published as of December 31, 2009 (adopted or in the course of being adopted by the European Union):

IFRS 3 Revised, Business Combinations
Amendment to IAS 27, Consolidated and Separate Financial Statements

The application of IFRS 3 Revised and IAS 27 Revised is likely to have a material impact on future business combinations or transactions with non-controlling interests.

Amendments resulting from the 2007-2009 annual improvement process (not adopted by the European Union).

Pursuant to the new amendment specifying the conditions for implementing IAS 7, the Group will eliminate the replacement costs detailed in Note 19, Operating income, from “Net cash from operating activities” in the Consolidated Cash Flow Statement, from January 1, 2010.

Consequently, when adjusting “Net income attributable to owners of the Company” to obtain “Net cash from operating activities”, replacement costs will no longer be eliminated under “Operating depreciation, amortization, provisions and impairment losses.” This amendment has no impact on net income or equity.

Amendments to IAS 28 and IAS 31 subsequent to IFRS 3 revised
IAS 24 Revised, Related Party Disclosures (not adopted by the European Union)
Amendment to IAS 32, Financial Instruments: Disclosures: Classification of rights issues
Amendment to IAS 39, Financial Instruments: Recognition and Measurement: Eligible Hedged Items
Amendment to IFRS 2, Share-based Payment - Group cash-settled share-based payment transactions, (not adopted by the European Union)
Amendment to IFRS 5 resulting from the 2006-2008 annual improvement process
IFRIC 17, Distribution of Non-cash Assets to Owners
IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments (not adopted by the European Union)
Amendment to IFRIC 14, Prepayments of a Minimum Funding Requirement (not adopted by the European Union)
IFRS 9, Financial Instruments, Classification and Measurement (not adopted by the European Union)

Subject to their definitive adoption by the European Union, these standards, standard amendments and interpretations are of mandatory application from July 1, 2009 or later, that is from January 1, 2010 or later for the Group. The Group is currently assessing the potential impact of the first-time application of these new texts.

1.2	General principles underlying the preparation of the financial statements

The accounting methods presented below have been applied consistently for all periods presented in the consolidated financial statements.

The consolidated financial statements are presented on the basis of historical cost, with the exception of assets and liabilities recognized at fair value: derivatives, financial instruments held for trading, financial instruments designated at fair value and available-for-sale financial instruments (in accordance with IAS 32 and IAS 39).

The Veolia Environnement consolidated financial statements for the year ended December 31, 2009 were adopted by the Board of Directors on March 24, 2010 and will be presented for approval to the Annual General Meeting of Shareholders on May 7, 2010.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

1.3	Basis of presentation as of December 31, 2009

The consolidated financial statements are presented in millions of euro, unless stated otherwise.

The consolidated financial statements comprise the financial statements of Veolia Environnement SA and its subsidiaries. The financial statements of subsidiaries are drawn up for the same reference period as those of the parent company, from January 1, to December 31, 2009, in accordance with uniform accounting policies and methods.

All inter-company balances and transactions, together with all income and expense items and unrealized gains and losses included in the net carrying amount of assets, resulting from internal transactions, are eliminated in full.

Subsidiaries are consolidated from the date of acquisition, which is the date on which the Group obtains control, up to the date on which it ceases to exercise control.

Non-controlling interests represent the part of net income or loss and of net assets not held by the Group. They are presented in the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income and in equity in the Consolidated Statement of Financial Position, separately from equity attributable to the owners of the Company.

1.4	Principles of Consolidation

Veolia Environnement fully consolidates all entities over which it exercises control. Control is defined as the ability to govern, directly or indirectly, the financial and operating policies of an entity in order to obtain the benefit of its activities.

Pursuant to the provisions of IAS 28, Investments in Associates, Veolia Environnement accounts for associates using the equity method where it exercises significant influence over financial and operating policies. Significant influence is presumed to exist where the Group holds at least 20% of share capital or voting rights.

Companies over which Veolia Environnement exercises joint control as a result of a contractual agreement between partners are consolidated using the proportionate method in accordance with IAS 31, Interests in Joint Ventures.

Pursuant to SIC 12, Consolidation - Special Purpose Entities, special-purpose entities (SPEs) are consolidated when the substance of the relationship between the SPE and Veolia Environnement or its subsidiaries indicates that the SPE is controlled by Veolia Environnement. Control may arise through the predetermination of the activities of the SPE or through the fact that, in substance, the financial and operating policies are defined by Veolia Environnement or Veolia Environnement benefits from most of the economic advantages and/or assumes most of the economic risks related to the activity of the SPE.

Pursuant to IAS 27, Consolidated and Separate Financial Statements, potential voting rights available for exercise attached to financial instruments which, if exercised, would confer voting rights on Veolia Environnement and its subsidiaries, are taken into account where necessary in assessing the level of control or significant influence exercised.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

1.5	Translation of foreign subsidiaries' financial statements

Balance sheets, income statements and cash flow statements of subsidiaries whose functional currency is different from the presentation currency of the Group are translated into the presentation currency at the applicable rate of exchange (i.e. the year-end rate for balance sheet items and the average annual rate for income statement and cash flow items). Foreign exchange translation gains and losses are recorded in other comprehensive income in equity. The exchange rates of the major currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

Year end exchange rate (one foreign currency unit = €xx)	As of December 31, |2009	As of December 31, 2008	As of December 31, 2007
U.S. Dollar	0.6942	0.7185	0.6793
Pound Sterling	1.1260	1.0499	1.3636
Czech Crown	0.0378	0.0372	0.0376

Average annual exchange rate (one foreign currency unit = €xx)	Average annual rate 2009	Average annual rate 2008	Average annual rate 2007
U.S. Dollar	0.7177	0.6782	0.7248
Pound Sterling	1.1222	1.2433	1.4550
Czech Crown	0.0378	0.0399	0.0361

1.6	Foreign currency transactions

Foreign currency transactions are translated into euro at the exchange rate prevailing at the transaction date. At the year end, foreign currency-denominated monetary assets and liabilities are remeasured in euro at year-end exchange rates. The resulting foreign exchange gains and losses are recorded in net income for the period.

Loans to a foreign subsidiary the settlement of which is neither planned nor probable in the foreseeable future represent, in substance, a portion of the Group’s net investment in this foreign operation. Foreign exchange gains and losses on monetary items forming part of a net investment are recognized directly in other comprehensive income in foreign exchange translation adjustments and are released to income on the disposal of the net investment.  The impact on the Veolia Environnement financial statements is not material.

Exchange gains and losses on foreign currency-denominated borrowings or on currency derivatives that qualify as hedges of a net investment in a foreign operation, are recognized directly in other comprehensive income as foreign exchange translation adjustments. Amounts recognized in other comprehensive income are released to income on the sale date of the relevant investment.

Foreign currency-denominated non-monetary assets and liabilities recognized at historical cost are translated using the exchange rate prevailing as of the transaction date. Foreign currency-denominated non-monetary assets and liabilities recognized at fair value are translated using the exchange rate prevailing as of the date the fair value is determined.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

1.7	Property, plant and equipment

Property, plant and equipment are recorded at historical acquisition cost to the Group, less accumulated depreciation and any accumulated impairment losses.

Property, plant and equipment are recorded by component, with each component depreciated over its useful life.

Useful lives are as follows:

Range of useful lives in number of years *
Buildings	20 to 50
Technical systems	7 to 24
Vehicles	3 to 25
Other plant and equipment	3 to 12

*The range of useful lives is due to the diversity of property, plant and equipment concerned

Borrowing costs attributable to the acquisition or construction of identified installations, incurred during the construction period, are included in the cost of those assets in accordance with IAS 23, Borrowing costs.

A finance lease contract is a contract that transfers to the Group substantially all the risks and rewards related to the ownership of an asset.

Pursuant to IAS 17, Leases, assets financed by finance lease are initially recorded in property, plant and equipment at the lower of fair value and the present value of future minimum lease payments. Subsequently, these assets are recognized at the lower of the present value of minimum lease payments less accumulated depreciation and any accumulated impairment losses, and market value, and depreciated over the shorter of the lease term and the expected useful life of the assets, unless it is reasonably certain that the asset will become the property of the lessee at the end of the contract.

Given the nature of the Group's businesses, the subsidiaries do not own investment property in the normal course of their operations.

1.8	Government grants

1.8.1	Investment grants for property, plant and equipment

In accordance with the option offered by IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, investment grants are deducted from the gross carrying amount of property, plant and equipment to which they relate.

They are recognized as a reduction in the depreciation charge over the useful life of the depreciable asset.

When the construction of an asset covers more than one period, the portion of the grant not yet used is recorded in “Other liabilities” in the Consolidated Statement of Financial Position.

1.8.2	Grants relating to concession arrangements

Grants received in respect of concession arrangements (see Note 1.21 for further details) are generally definitively earned and, therefore, are not repayable.

In accordance with the option offered by IAS 20, these grants are presented as a deduction from intangible assets or financial assets depending on the applicable model following an analysis of each concession arrangement (IFRIC 12).
Under the intangible asset model, the grant reduces the amortization charge in respect of the concession intangible asset over the residual term of the concession arrangement.

Under the financial asset model, investment grants are equated to a means of repaying the operating financial asset.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

1.8.3	Operating grants

Operating grants concern, by definition, operating items.

Where operating grants are intended to offset costs incurred, they are recognized as a deduction from the cost of goods sold over the period that matches them with related costs.

Where operating grants represent additional contractual remuneration of a recurring nature, such as contributions or compensation for inadequate revenue provided under certain public service delegation contracts, they are recognized in revenue.

1.9	Intangible assets excluding goodwill

Intangible assets are identifiable non-monetary assets without physical substance. They are recorded at acquisition cost less accumulated amortization and any accumulated impairment losses.

Intangible assets mainly consist of certain assets recognized in respect of concession arrangements (IFRIC 12), entry fees paid to local authorities for public service contracts, the value of contracts acquired through business combinations, patents, licenses, software and operating rights.

1.10	Business combinations and goodwill

Business combinations are recorded in accordance with the purchase accounting method as set out in IFRS 3. Under this method, assets acquired and liabilities and contingent liabilities assumed are recorded at fair value.

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities and contingent liabilities assumed, if any. It is valued in the functional currency and recognized in assets in the Consolidated Statement of Financial Position.

Pursuant to IFRS, goodwill is not amortized but is subject to impairment tests performed annually or more frequently where there is evidence calling into question the net carrying amount.

Where the fair value of assets acquired and liabilities and contingent liabilities assumed, if any, exceeds the purchase price, “negative goodwill” is immediately recognized in net income.

Treatment of costs directly attributable to acquisitions incurred during 2009 and concerning acquisitions to be completed after January 1, 2010:

Costs directly attributable to business combinations incurred during 2009, and relating to acquisitions to be completed during fiscal year 2010, were expensed in net operating income for the year.

1.11	Impairment of intangible assets, property, plant and equipment and non-financial assets

The net carrying amount of non-financial assets, other than inventory and deferred tax assets, is reviewed at each period-end in order to assess the existence of any indication of loss in value. Where such indication exists, the recoverable amount of the asset (equal to the higher of fair value less costs to sell and value in use) is estimated.

The net carrying amount of an asset or group of assets is reduced to its recoverable amount (higher of the fair value less costs to sell and the value in use), where this is lower.

Impairment losses can be reversed, with the exception of those relating to goodwill.

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life following the preparation of a long-term plan, or more frequently where there is an indication of loss in value. Where an exceptional impairment must be recorded, it is deducted in priority from goodwill allocated to the cash-generating unit (CGU) and then, where applicable, pro rata to the net carrying amounts of the other assets of the CGU.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

The value in use is determined by discounting the future cash flows expected to be derived from the asset, CGU or group of CGUs considered, taking into account, where appropriate, the residual value. Given the Group’s activities, the cash-generating units generally represent a country in each Division. Future cash flows are taken for the first six years from the long-term plan validated by Executive Management. The main assumptions included in the calculation of the value in use of each cash-generating unit are the discount rate, changes in activity volumes, prices and direct costs (inflation) over the period and investments.

➢
A discount rate (weighted average cost of capital) is determined for each asset, CGU or group of CGUs: it is equal to the risk-free rate plus a risk premium weighted for country-specific risks. The discount rates estimated by management for each cash-generating unit therefore reflect current market assessments of the time value of money and the country specific risks to which the cash-generating unit is exposed, with the other risks reflected in the expected future cash flows from the assets.

➢	Changes in volumes, prices and direct costs are based on past changes and expected future market trends.
➢	The terminal value is calculated based on discounted forecast flows for the last year (2015). These flows include organic growth such as inflation.

As Water activities in China follow a specific economic model, with extremely long contract terms (up to fifty years) and high investment flows during the initial contract years, fiscal year 2015 may not be considered a standard year. Therefore, exceptionally, the business plan was extended to 2024 for the “Water–China” cash-generating unit, in order to identify standard flows for the calculation of the terminal value. The growth rate to perpetuity set out in Note 4 applies from this year.

1.12	Inventories

In accordance with IAS 2, Inventories, inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

1.13	Assets classified as held for sale and liabilities directly associated with assets classified as held for sale, discontinued operations

IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, sets out the accounting treatment applicable to assets held for sale and presentation and disclosure requirements for discontinued operations.

The standard notably requires the separate presentation of assets held for sale in the Consolidated Statement of Financial Position at the lower of net carrying amount and fair value less costs to sell.

In addition, the standard requires the separate presentation in the income statement of the results of discontinued operations for all comparative periods on a retrospective basis.

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale and:
- represents a separate major line of business or geographical area of operations,
- is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or,
- is a subsidiary acquired exclusively with a view to resale.

Therefore, as of December 31, 2009, the results of operations sold or in the course of being sold in 2009 must also be adjusted in the comparative financial statements as of December 31, 2007 and 2008. The 2008 and 2007 comparative income statements therefore differ from those published previously.

The impact of these operations on cash flows from operating, investing and financing activities is presented at the foot of the Consolidated Cash Flow Statement for the year ended December 31, 2009 and comparative periods.

The 2008 and 2007 Consolidated Statements of Financial Position are unchanged.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

1.14	Provisions

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, a provision is recorded when, at the year end, the Group has a current legal or implicit obligation to a third party as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be reliably estimated.

As part of its obligations under public services contracts, the Group generally assumes responsibility for the maintenance and repair of installations of the publicly-owned utility networks it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed.

In the event of a restructuring, an obligation exists if, prior to the period end, the restructuring has been announced and a detailed plan produced or implementation has commenced. Future operating costs are not provided.

In the case of provisions for restoration of waste storage facilities, Veolia Environnement accounts for the obligation to restore a site as waste is deposited, recording a non-current asset component and taking into account inflation and the date on which expenses will be incurred (discounting). The asset is amortized based on its depletion.

Provisions giving rise to an outflow after more than one year are discounted if the impact is material. Discount rates reflect current assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recorded in the Consolidated Income Statement in "Other financial income and expenses".

1.15	Financial instruments

1.15.1	Financial assets and liabilities

Financial assets include assets classified as available-for-sale and held-to maturity, assets at fair value through the Consolidated Income Statement, asset derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, liability derivative instruments and operating payables.

The recognition and measurement of financial assets and liabilities is governed by IAS 39.

1.15.2	Measurement, recognition and derecognition of financial assets

Financial assets are initially recognized at fair value including transaction costs, where the assets concerned are not subsequently measured at fair value through the Consolidated Income Statement. Where the assets are measured at fair value through the Consolidated Income Statement, transaction costs are expensed directly to net income.

The Group classifies financial assets in one of the four categories identified by IAS 39 on the acquisition date:

Held-to-maturity assets

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturities, other than loans and receivables, that the Group acquires with the positive intention and ability to hold to maturity. After initial recognition at fair value, held-to-maturity assets are recognized and measured at amortized cost using the effective interest method.

Held-to-maturity assets are reviewed for objective evidence of impairment. An impairment loss is recognized if the carrying amount of the financial asset exceeds the present value of future cash flows discounted at the initial EIR. The impairment loss is recognized in the Consolidated Income Statement.

Net gains and losses on held-to-maturity assets consist of interest income and impairment losses.

Available-for-sale assets

Available-for-sale assets mainly consist of non-consolidated investments and marketable securities that do not qualify for inclusion in other financial asset categories. They are measured at fair value, with fair value movements recognized

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

directly in other comprehensive income, except where there is a material or long-term unrealized capital loss. This can arise when future cash flows decrease to such an extent that the fair value of these assets falls materially or long-term below the historical cost. Where this is the case, the impairment loss is recognized in the Consolidated Income Statement. Impairment reversals are recognized in the Consolidated Income Statement for debt securities only (receivables and bonds).

Amounts recognized in other comprehensive income are released to income on the sale of the relevant investment. Fair value is equal to market value in the case of quoted securities and an estimate of the fair value in the case of unquoted securities, determined based on financial criteria most appropriate to the specific situation of each security. Non-consolidated investments which are not quoted in an active market and for which the fair value cannot be measured reliably, are recorded as a last resort by the Group at historical cost less any accumulated impairment losses.

Net gains and losses on available-for-sale assets consist of interest income, dividends, impairment losses and capital gains and losses on disposal.

Loans and receivables

This category includes loans to non-consolidated investments, operating financial assets, other loans and receivables and trade receivables. After initial recognition at fair value, these instruments are recognized and measured at amortized cost using the effective interest method.

An impairment loss is recognized if, where there exists an indication of impairment, the carrying amount of these assets exceeds the present value of future cash flows discounted at the initial EIR. The impairment loss is recognized in the Consolidated Income Statement.

The impairment of trade receivables is calculated using two methods:

•
a statistical method : this method is based on past losses and involves the application of a provision rate by category of aged receivables. The analysis is performed for a group of similar receivables, presenting similar credit characteristics as a result of belonging to a client category and country.

•
an individual method: the probability and amount of the loss is assessed on an individual case basis in particular for non-State public debtors (past due period, other receivables or payables with the counterparty, rating issued by an external rating agency, geographical location).

Net gains and losses on loans and receivables consist of interest income and impairment losses.

Assets and liabilities at fair value through the Consolidated Income Statement

This category includes:
-
 trading assets and liabilities acquired by the Group for the purpose of selling them in the near term in order to realize a capital gain, which form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Derivatives not qualifying for hedge accounting are also considered trading assets and liabilities.

-	assets designated at fair value and primarily the portfolio of cash UCITS whose performance and management is based on fair value.

Changes in the value of these assets are recognized in the Consolidated Income Statement.
Net gains and losses on assets at fair value through the Consolidated Income Statement consist of interest income, dividends and fair value adjustments.

Net gains and losses on derivatives entered into for trading purposes consist of flows exchanged and the change in the value of the instrument.

Derecognition of financial assets
The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or when it transfers the contractual rights to the cash flows from the financial asset in a transaction under which nearly all the rights and obligations inherent to ownership of the financial asset are transferred. Any interest created or retained by the Group in a financial asset is recognized separately as an asset or liability.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

1.15.3	Cash and cash equivalents

Cash equivalents are held to meet short-term cash commitments. Cash and cash equivalents include all cash balances, deposits with a maturity of less than 3 months when initially recorded in the Consolidated Statement of Financial Position, monetary UCITS and negotiable debt instruments. These investments can be converted into cash or sold in the very short term and do not present any material risk of loss in value. Cash equivalents are designated as assets at fair value through the Consolidated Income Statement.

Bank overdrafts repayable on demand which form an integral part of the Group's cash management policy represent a component of cash and cash equivalents for the purposes of the cash flow statement.

1.15.4	Recognition and measurement of financial liabilities

With the exception of trading liabilities and liability derivative instruments which are measured at fair value, borrowings and other financial liabilities are recognized initially at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts over the estimated term of the financial instrument or, where applicable, over a shorter period, to the net carrying amount of the financial asset or liability.

When the financial liability issued includes an embedded derivative which must be recognized separately, the amortized cost is calculated on the debt component only.  The amortized cost at the acquisition date is equal to the proceeds from the issue less the fair value of the embedded derivative.

1.15.5	Non-controlling interest put options

Pursuant to IAS 27, non-controlling interests in fully consolidated subsidiaries are considered a component of equity.

Furthermore, in accordance with IAS 32, non-controlling interest put options are considered as liabilities.

Pending an IFRIC interpretation or a specific IFRS, the Group has adopted the following accounting treatment:
•
the present value of purchase commitments is recorded in borrowings in the Consolidated Statement of Financial Position, through non-controlling interests and where necessary goodwill for the residual balance

•
gains or losses resulting from the unwinding of the discount on the liability are recorded in finance costs and, when the put exercise price varies, changes in the value of the instrument resulting from changes in valuation assumptions concerning the commitment are recorded in borrowings through goodwill.

If the non-controlling interests have not been purchased on the expiry of the commitment, equity attributable to non-controlling interests is reconstituted through goodwill and the liability recognized in respect of the commitment (no longer necessary).

1.15.6	Recognition and measurement of derivative instruments

The Group uses various derivative instruments to manage its exposure to interest rate and foreign exchange risks resulting from its operating, financial and investment activities. Certain transactions performed in accordance with the Group interest rate and foreign exchange risk management policy do not satisfy hedge accounting criteria and are recorded as trading instruments.

Derivative instruments are recognized in the Consolidated Statement of Financial Position at fair value. Other than the exceptions detailed below, changes in the fair value of derivative instruments are recorded through the Consolidated Income Statement. The fair value of derivatives is estimated using standard valuation models which take into account active market data.

Net gains and losses on instruments at fair value through the Consolidated Income Statement consist of flows exchanged and the change in the value of the instrument.

Derivative instruments may be designated as hedges under one of three types of hedging relationship: fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation:
➢
a fair value hedge is a hedge of exposure to changes in fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a specific risk (notably interest rate or foreign exchange risk), and could affect net income for the period.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

➢
a cash flow hedge is a hedge of exposure to variability in cash flows that is attributable to a specific risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a planned purchase or sale) and could affect net income for the period.

➢
a hedge of a net investment in a foreign operation hedges the exposure to foreign exchange risk of the net assets of a foreign operation including loans considered part of the investment (IAS 21, The Effects of Changes in Foreign Exchange Rates).

An asset, liability, firm commitment, future cash-flow or net investment in a foreign operation qualifies for hedge accounting if:
➢	the hedging relationship is precisely defined and documented at the inception date;
➢
the effectiveness of the hedge is demonstrated at inception and by regular verification of the offsetting nature of movements in the market value of the hedging instrument and the hedged item. The ineffective portion of the hedge is systematically recognized in the Consolidated Income Statement.

The use of hedge accounting has the following consequences:
➢
in the case of fair value hedges of existing assets and liabilities, the hedged portion of these items is measured at fair value in the Consolidated Statement of Financial Position. The gain or loss on remeasurement is recognized in the Consolidated Income Statement, where it is offset against matching gains or losses arising on the fair value remeasurement of the hedging financial instrument, to the extent it is effective;

➢
in the case of cash flow hedges, the portion of the gain or loss on the fair value remeasurement of the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income, while the gain or loss on the fair value remeasurement of the underlying item is not recognized in the Consolidated Statement of Financial Position. The ineffective portion of the gain or loss on the hedging instrument is recognized in the Consolidated Income Statement. Gains or losses recognized in other comprehensive income are released to the Consolidated Income Statement in the same period or periods in which the asset acquired or liability issued impacts net income;

➢
in the case of net investment hedges, the effective portion of the gain or loss on the hedging instrument is recognized in translation reserves in other comprehensive income, while the ineffective portion is recognized in the Consolidated Income Statement. Gains and losses recognized in foreign exchange translation reserves are released to the Consolidated Income Statement when the foreign investment is sold.

1.15.7	Embedded derivatives

An embedded derivative is a component of a host contract that satisfies the definition of a derivative and whose economic characteristics are not closely related to that of the host contract. An embedded derivative must be separated from its host contract and accounted for as a derivative if, and only if, the following three conditions are satisfied:
➢	the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
➢	the embedded derivative satisfies the definition of a derivative laid down in IAS 39; and
➢	the hybrid instrument is not measured at fair value with changes in fair value recognized in the Consolidated Income Statement.

1.15.8	Treasury shares

Treasury shares are deducted from equity.

Gains or losses arising from the sale of treasury shares and related dividends are recognized directly in equity and do not impact the Consolidated Income Statement.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

1.16	Pension plans and other post-employment benefits

Veolia Environnement and its subsidiaries have several pension plans.

Defined contribution plans: plans under which the Group (or a Group entity) pays an agreed contribution to a separate entity, relieving it of any liability for future payments.

These obligations are expensed in the Consolidated Income Statement when due.

Defined benefit plans: all plans which do not meet the definition of a defined contribution plan.  The net obligations of each Group entity are calculated for each plan based on an estimate of the amount employees will receive in exchange for services rendered during the current and past periods. This amount is then discounted to present value and unamortized past service costs and the fair value of plan assets are deducted.

Where the calculation shows a plan surplus, the asset recognized represents the difference between the discounted present value of profits, in the form of future repayments or reductions in plan contributions, less the amount of unamortized past service costs. The plan surplus is recognized in non-current financial assets.

Certain obligations of the Group or Group entities may enjoy repayment entitlement, corresponding to a commitment by a third party to repay in full or in part the expenses relating to these obligations. Repayment entitlement is recognized in non-current financial assets.

Employee obligations of the Group are calculated using the projected unit credit method. This method is based on the probability of personnel remaining with companies in the Group until retirement, the foreseeable changes in future compensation, and the appropriate discount rate. Specific discount rates are adopted for each monetary zone. This results in the recognition of pension-related assets or provisions in the Consolidated Statement of Financial Position and the recognition of the related net expenses.

Pursuant to IAS 19 revised, Employee Benefits, actuarial gains and losses are offset against other comprehensive income and are not amortized in the Consolidated Income Statement.

1.17	Share-based payments

Pursuant to IFRS 2, Share-based Payment, an expense is recorded in respect of share purchase or subscription plans and other share-based compensation granted by the Group to its employees. The fair value of these plans on the grant date is expensed in the Consolidated Income Statement and recognized directly in equity in the period in which the benefit is vested and the service is rendered.

The fair value of purchase and subscription options is calculated using the Black and Scholes model, taking into account the expected life of the options, the risk-free interest rate, expected volatility, determined based on observed volatility in the past and dividends expected on the shares.

The compensation expense in respect of employee saving plans corresponds to the difference between the subscription price and the average share price at each subscription date, less a discount for non-transferability and to the Company’s contribution to subscribers.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

1.18	Revenue

Revenue represents sales of goods and services measured at the fair value of the counterparty received or receivable.

Revenue from the sale of goods or services is recognized when the following conditions are satisfied:
➢	the amount of revenue can be measured reliably;
➢	the significant risks and rewards of ownership of the goods have been transferred to the buyer;
➢	the recovery of the counterparty is considered probable;
➢	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

1.18.1	Sales of goods

Sales of goods mainly concern the sale of technological procedures and solutions relating to the treatment of water (drinking water and wastewater treatment) in the Water Division and sales of products related to recycling activities in the Environmental Services Division.

Revenue relating to these sales is recognized on physical delivery of the goods, which represents the transfer of the inherent risks of ownership of these goods.

1.18.2	Sales of services

The provision of services represents the majority of Group businesses such as the processing of waste, water distribution and related services, network operation and passenger transport and energy services (heat distribution, thermal services and public lighting).

Revenue from these activities is recognized when the service is rendered and it is probable that the economic benefits will flow to Group entities.

These activities involve the performance of a service agreed contractually (nature, price) with a public sector or industrial customer, within a set period. Billing is therefore based on the waste tonnage processed/ incinerated, the volume of water distributed, the thermal power delivered or the number of passengers transported, multiplied by the contractually agreed price.

It should be noted that fees and taxes collected on behalf of local authorities are excluded from Revenue when the Group does not bear the risk of payment default by third parties.

1.18.3	Construction contracts (excluding service concession arrangements)

Construction contracts primarily concern the design and construction of the infrastructures necessary for water treatment/distribution and wastewater treatment activities.

The related revenue is recognized in accordance with IAS 11, Construction Contracts (see Note 1.23).

1.18.4	IFRIC 4 Contracts

Contracts falling within the scope of IFRIC 4, Determining Whether an Arrangement Contains a Lease (see Note 1.21), involve services generally rendered to industrial/private customers. All service components to which the parties have agreed are detailed in contracts such as BOT (Build Operate Transfer) contracts.

Services include the financing of the construction of a specific asset/installation on behalf of the customer and the operation of the asset concerned.

Revenue relating to the construction of the asset is recognized in accordance with the provisions of IAS 11 and the asset is recorded in operating financial assets. Revenue is recognized on a completion basis at each period end, based on actual and expected costs.

The financing of construction work involves finance costs that are invoiced to the customer and recognized in Revenue, under Revenue from operating financial assets. This interest is recognized in Revenue from the start of construction work and represents remuneration received by the builder/lender.

Revenue relating to the operation of the asset is recognized on delivery of the goods or performance of the service depending on the operating activity.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

1.18.5	Concession arrangements (IFRIC 12)

See Note 1.21 on Service concession arrangements.

1.19	Financial items in the Consolidated Income Statement

Finance costs consist of interest payable on borrowings calculated using the amortized cost method and losses on interest rate derivatives, both qualifying and not qualifying as hedges.

Interest costs included in payments under lease finance contracts are recorded using the effective interest method.

Finance income consists of gains on interest rate derivatives, both qualifying and not qualifying as hedges and income from cash investments and equivalents.

Interest income is recognized in the Consolidated Income Statement when earned, using the effective interest method.

Other financial income and expenses primarily include income on financial receivables calculated using the effective interest method, dividends, foreign exchange gains and losses, impairment losses on financial assets and the unwinding of discounts on provisions.

1.20	Income taxes

The income tax expense (credit) includes the current tax charge (credit) and the deferred tax charge (credit).

Deferred tax assets are recognized on deductible timing differences, tax loss carry forwards and/or tax credit carry forwards.

Deferred tax assets and liabilities are adjusted for the effects of changes in prevailing tax laws and rates at the year end. Deferred tax balances are not discounted.

A deferred tax asset is recognized to the extent that the Group is likely to generate sufficient future taxable profits against which the asset can be offset. Deferred tax assets are impaired to the extent that it is no longer probable that sufficient taxable profits will be available.

1.21	Description of Group concession activities

In the course of its business, Veolia Environnement provides collective services (distribution of drinking water and heating, passenger transport network, household waste collection, etc.) to local authorities in return for a remuneration based on services rendered.

These collective services (also known as services of general interest or general economic interest or public services) are generally managed by Veolia Environnement under contracts entered into at the request of public bodies which retain control thereof.

Concession arrangements involve the transfer of operating rights for a limited period, under the control of the local authority, using dedicated installations built by Veolia Environnement, or made available to it for a fee or nil consideration:
➢
These contracts define "public service obligations" in return for remuneration. The remuneration is based on operating conditions, continuity of service, price rules and obligations with respect to the maintenance/replacement of installations. The contract determines the conditions for the transfer of installations to the local authority or a successor at its term.

➢
Veolia Environnement can, in certain cases, be responsible for a given service as it holds the service support network (water/heat distribution network, water treatment network). Such situations are the result of full or partial privatizations. Provisions impose public service obligations and the means by which the local authority may recover control of the concession holder.

These contracts generally include price review clauses. These clauses are mainly based on cost trends, inflation, changes in tax and/or other legislation and occasionally on changes in volumes and/or the occurrence of specific events changing the profitability of the contract.

In addition, the Group generally assumes a contractual obligation to maintain and repair facilities managed under public service contracts. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and,

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

where appropriate, a provision for contractual commitments is recorded in respect of commitments resulting from delays in the performance of work.

The nature and extent of the Group’s rights and obligations under these different contracts differ according to the public services rendered by the different Group divisions.

The accounting treatment is disclosed in Notes 5 and 10.

Water:
Veolia Environnement manages municipal drinking water and/or waste water services. These services encompass all or part of the water cycle (extraction from natural sources, treatment, storage and distribution followed by collection and treatment of waste water and release into the environment).

In France, these services are primarily rendered under public service delegation “affermage” contracts with a term of 8 to 20 years. They concern the distribution of drinking water and/or the collection and treatment of waste water. They use specific assets, such as distribution or wastewater treatment networks and drinking water or wastewater treatment plants, which are generally provided by the concession grantor and returned to it at the end of the contract.

Abroad, Veolia Environnement renders its services under contracts which reflect local legislation, the economic situation of the country and the investment needs of each partner.

These contracts are generally concession arrangements, service contracts or O&M (Operate & Manage) and BOT contracts with an average term of between 7 and 40 years, and sometimes longer.

Contracts can also be entered into with public entities in which Veolia Environnement purchased an interest on their partial privatization. The profitability of these contracts is not fundamentally different from other contracts, but operations are based on a partnership agreement with the local authority.

Environmental Services:
Both in France and abroad, the main concession arrangements entered into by Veolia Environnement concern the treatment and recovery of waste in sorting units, storage and incineration. These contracts have an average term of 18 to 30 years.

Energy Services:
Veolia Environnement has developed a range of energy management activities: heating and cooling networks, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, integration services for the comprehensive management of buildings and electrical services on public roadways.

The main contracts concern the management of heating and air-conditioning networks under urban concessions or on behalf of local authorities.

In Eastern Europe, Veolia Environnement’s Energy Services Division provides services under mixed partial privatizations or through public-private partnerships with local authorities responsible for the production and distribution of thermal energy.

Transportation:
Veolia Environnement’s Transportation Division provides passenger transport services on behalf of local, regional and national public authorities.

Veolia Environnement primarily provides these services in France and abroad under service contracts comprising public service obligations (as per EU terminology), with terms of 7 to 15 years.

Accounting for service concession arrangements:
Concession arrangements are recognized in accordance with IFRIC 12, Service Concession Arrangements, published in November 2006. IFRIC 12 was approved by the European Union on March 26, 2009.

A substantial portion of the Group's assets is used within the framework of concession or affermage contracts granted by public sector customers ("grantors") and/or by concession companies purchased by the Group on full or partial privatization. The characteristics of these contracts vary significantly depending on the country and activity concerned.

Nonetheless, they generally provide, directly or indirectly, for customer involvement in the determination of the service and its remuneration, and the return of the assets necessary to the performance of the service at the end of the contract.

IFRIC 12 is applicable to concession arrangements comprising a public service obligation and satisfying all of the following criteria:

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

➢	the concession grantor controls or regulates the services to be provided by the operator using the asset, the infrastructure, the beneficiaries of the services and prices applied;
➢	the grantor controls the significant residual interest in the infrastructure at the end of the term of the arrangement.

Pursuant to IFRIC 12, such infrastructures are not recognized in assets of the operator as property, plant and equipment but in financial assets ("financial asset model") and/or intangible assets ("intangible asset model") depending on the remuneration commitments given by the grantor.

1.21.1	Financial asset model

The financial asset model applies when the operator has an unconditional right to receive cash or another financial asset from the grantor.

In the case of concession services, the operator has such an unconditional right if the grantor contractually guarantees the payment of:
➢	amounts specified or determined in the contract or
➢	the shortfall, if any, between amounts received from users of the public service and amounts specified or determined in the contract.

Financial assets resulting from the application of IFRIC 12 are recorded in the Consolidated Statement of Financial Position under the heading "Operating financial assets" and recognized at amortized cost.

Unless otherwise indicated in the contract, the effective interest rate is equal to the weighted average cost of capital of the entities carrying the assets concerned.

Pursuant to IAS 39, an impairment loss is recognized if the carrying amount of these assets exceeds the present value of future cash flows discounted at the initial EIR.

The portion falling due within less than one year is presented in "Current operating financial assets", while the portion falling due within more than one year is presented in the non-current heading.

Revenue associated with this financial model includes:
➢	revenue recorded on a completion basis, in the case of construction operating financial assets (in accordance with IAS 11).
➢	the remuneration of the operating financial asset recorded in Revenue from operating financial assets (excluding principal payments);
➢	service remuneration.

1.21.2	Intangible asset model

The intangible asset model applies where the operator is paid by the users or where the concession grantor has not provided a contractual guarantee in respect of the recoverable amount. The intangible asset corresponds to the right granted by the concession grantor to the operator to charge users of the public service.

Intangible assets resulting from the application of IFRIC 12 are recorded in the Consolidated Statement of Financial Position under the heading "Concession intangible assets" and are amortized, generally on a straight-line basis, over the contract term. However, fees paid to local authorities that are an integral part of the cost of the intangible asset are disclosed under the heading "Other intangible assets".

Under the intangible asset model, Revenue includes:
➢	revenue recorded on a completion basis for assets and infrastructure under construction (in accordance with IAS 11).
➢	service remuneration.

1.21.3	Mixed or bifurcation model

The choice of the financial asset or intangible asset model depends on the existence of payment guarantees granted by the concession grantor.

However, certain contracts may include a payment commitment on the part of the concession grantor covering only part of the investment, with the balance covered by royalties charged to users.

Where this is the case, the investment amount guaranteed by the concession grantor is recognized under the financial asset model and the residual balance is recognized under the intangible asset model.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

1.22	Finance Leases

IFRIC 4 seeks to identify the contractual terms and conditions of agreements which, without taking the legal form of a lease, convey a right to use a group of assets in return for payments included in the overall contract remuneration. It identifies in such agreements a lease contract which is then analyzed and accounted for in accordance with the criteria laid down in IAS 17, based on the allocation of the risks and rewards of ownership.

The contract operator therefore becomes the lessor of its customers. Where the lease transfers the risks and rewards of ownership of the asset in accordance with IAS 17 criteria, the operator recognizes a financial asset to reflect the corresponding financing, rather than an item of property, plant and equipment.

These financial assets are recorded in the Consolidated Statement of Financial Position under the heading "Operating financial assets". They are initially recorded at the lower of fair value and total future flows and subsequently at amortized cost using the effective interest rate of the contract.

The portion falling due within less than one year is presented in "Current operating financial assets", while the portion falling due within more than one year is presented in the non-current heading.

Contracts falling within the scope of IFRIC 4 are either outsourcing contracts with industrial customers, BOT (Build Operate Transfer) contracts, or incineration or cogeneration contracts under which, notably, demand or volume risk is, in substance, transferred to the prime contractor.

During the construction phase, a financial receivable is recognized in the Consolidated Statement of Financial Position and revenue in the Consolidated Income Statement, in accordance with the percentage completion method laid down in IAS 11 on construction contracts.

The financial receivables resulting from this analysis are initially measured at the fair value of lease payments and then amortized using the effective interest method.

After a review of the contract and its financing, the implied interest rate on the financial receivable is based on either the Group financing rate and /or the borrowing rate associated with the contract.

1.23	Construction contracts

Veolia Environnement recognizes income and expenses associated with construction contracts in accordance with the percentage of completion method defined in IAS 11.

These contracts are entered into with local authorities or private partners for the construction of infrastructures. They are generally fixed-price contracts as defined by IAS 11.

Revenue generated by construction services rendered by the Group is measured at the fair value of the consideration received or receivable, where total income and expenses associated with the construction contract and the stage of completion can be determined reliably.

The percentage of completion is determined by comparing costs incurred at the period-end with total estimated costs under the contract. Costs incurred are recognized as production cost and do not include either administrative or selling costs.

Where total contract costs exceed total contract revenue, the expected loss is recognized as an expense immediately via a provision for losses to completion, irrespective of the stage of completion and based on a best estimate of forecast results including, where appropriate, rights to additional income or compensation, where they are probable and can be determined reliably. Provisions for losses to completion are recorded as liabilities in the Consolidated Statement of Financial Position.

Partial payments received under construction contracts before the corresponding work has been performed, are recognized in liabilities in the Consolidated Statement of Financial Position under advances and down-payments received.

The amount of costs incurred, plus profits and less losses recognized (particularly in provisions for losses to completion) and intermediary billings is determined on an individual contract basis. Where positive, this amount is recognized in assets in "amounts due from customers for construction contract work". Where negative, it is recognized in liabilities in "amounts due to customers for construction contract work".

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

1.24	Electricity purchase and sale contracts

Incidentally to their operations, certain Veolia Environnement subsidiaries are required to purchase or sell electricity on the market, in order to manage supplies and optimize costs.

Revenue

After analysis of contractual terms and conditions, the net margin on trading activity transactions is recognized in "Revenue".

Financial instruments

Certain subsidiaries enter into electricity transactions (forward contracts, options) which are recognized as derivative instruments in accordance with IAS 39.

Application scope of IAS 39

Options and forward purchase and sale contracts with physical delivery are excluded from the application scope of IAS 39 if entered into for own use (exception for own-use).
This exception is applicable when the following conditions are satisfied:
•	The volumes purchased or sold under the contracts reflect the operating requirements of the subsidiary;
•	The contracts are not subject to net settlement as defined by IAS 39 and, in particular, physical delivery is systematic;
•	The contracts are not equivalent to sales of options, as defined by IAS 39.

Recognition and measurement of instruments falling within the application scope of IAS 39

Instruments falling within the application scope of IAS 39 are derivative instruments and are measured at fair value, calculated using models generally based on observable data. Fair value movements are recorded in operating income. The net impact of the unwinding of these transactions is recorded in revenue (see Note 28).

1.25	Greenhouse gas emission rights

Faced with increased greenhouse gas emissions into the atmosphere, the International Community introduced a regulatory system within the framework of the Kyoto protocol, aimed at reducing such emissions. This system was finalized in 1997 and came into effect in February 2005 and seeks to achieve a reduction in emission levels of at least 5% compared to 1990, over the commitment period 2008-2012 for industrialized countries. Emissions are capped through the allocation of emission rights (AAU: Assigned Amount Units) to each country, which must be surrendered in 2014 based on actual emissions during the period 2008-2012. Developing countries have no reduction objectives under the Kyoto protocol, but emission credits (CER: Certified Emission Reduction) may be presented to companies or States that contribute to investments enabling a reduction in greenhouse gas emissions in these countries.

At a European level, the European Union decided to implement, via Directive 2003/87/EC of October 13, 2003, an internal trading system for emission rights (EUA: EU Allowance). This system has been in effect since January 1, 2005. Draft Directive 2004/101/EC established a link between the Kyoto system and the European system, enabling the operators concerned to use CER, up to an agreed maximum, to satisfy their surrender obligations in the place of EUA.

Directive 2009/29/EC of April 26, 2009 amended the ETS Directive and extended the allowance trading system beyond the second period (2008-2012). It covers the period 2013-2020 and provides for a progressive reduction in allowances allocated and new allocation procedures.

In this context, the Group (primarily the Energy Services Division) was allocated free of charge by the different States of the European Union, a certain number of emission rights (EUA) for an initial period 2005-2007 (EUA I) and then for a second period 2008-2012 (EUA II). The actual emissions position is determined each year and the corresponding rights surrendered. The Group then purchases or sells emission rights, depending on whether actual emissions are greater or lesser than emission rights allocated.

In the absence of specific IFRS provisions, the Group has adopted the “net liability approach”, which involves the recognition of a liability at the period-end if actual emissions exceed allowances held, in accordance with IAS 37.

- Allowances are managed as a production cost and, in this respect, are recognized in inventories:

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

-	at acquisition cost, if purchased for valuable consideration on the market.

Consumption of this inventory is recognized on a weighted-average unit cost basis.

Transactions in these allowances performed on the forward market are recorded at market value at the period-end. Fair value gains and losses on financial instruments relating to these forward transactions are recognized in other comprehensive income or net income depending on whether they qualify as cash flow hedges in accordance with IAS 39.

1.26	Segment reporting

Since January 1, 2009, the Group identifies and presents segment reporting in accordance with IFRS 8, Operating Segments.

This information is taken from the internal organization of Group activities and corresponds to the four Group businesses (which were used for primary reporting purposes under the former segment reporting standard, IAS 14): Water, Environmental Services, Energy Services and Transportation.

The quantified indicators presented by operating segment form part of the key ratios used for budget validation, operating segment performance measurement and resource allocation reviewed by Executive Management.

Financial information by operating segment is prepared in accordance with the same rules used to prepare the Consolidated Financial Statements.

1.27	Fair value determination principles

The fair value of all financial assets and liabilities is determined at the period-end, either for recognition in the accounts or disclosure in the notes to the financial statements (see Note 27).

Fair value is determined:
i.	based on quoted prices in an active market, or
ii.
using internal valuation techniques involving standard mathematical calculation methods integrating observable market data (forward rates, interest rate curves, etc.). Valuations produced by these models are adjusted to take account of a reasonable change in the credit risk of Veolia Group or the counterparty or

iii.	using internal valuation techniques integrating parameters estimated by the Group in the absence of observable market data.

Quoted prices in an active market

When quoted prices in an active market are available they are adopted in priority for the determination of the market value. Marketable securities and certain quoted bond issues are valued in this way.

Fair values determined using models integrating observable market data

The majority of derivative instruments (swaps, caps, floors, etc.) are traded over the counter and, as such, there are no quoted prices. Valuations are therefore determined using models commonly used by market participants to value such financial instruments.

Valuations calculated internally in respect of derivative instruments are tested every six months for consistency with valuations issued by our counterparties.

The fair value of unquoted borrowings is calculated by discounting contractual flows at the market rate of interest.

The net carrying amount of receivables and payables falling due within less than one year and certain floating-rate receivables and payables is considered a reasonable estimate of their fair value, due to the short payment and settlement periods applied by the Veolia Group.

The fair value of fixed-rate loans and receivables depends on movements in interest rates and the credit risk of the counterparty.

Valuations produced by these models are adjusted to take account of changes in Veolia Group credit risk.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Fair values determined using models integrating certain non-observable data

Derivative instruments valued using internal models integrating certain non-observable data include certain electricity derivative instruments for which there are no quoted prices in an active market (notably for electricity purchase options with extremely long maturity) or observable market data (forward prices for component materials, interest-rate curves, etc.), in particular for distant maturities

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

2	Use of management estimates in the application of group accounting standards

Veolia Environnement may be required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the disclosures of contingent assets and liabilities. Future results may be different from these estimates.

Underlying estimates and assumptions are determined based on past experience and other factors considered as reasonable given the circumstances. They act as a basis for making judgments necessary to the determination of the carrying amount of assets and liabilities, which cannot be obtained directly from other sources. Future values could differ from these estimates.

Underlying estimates and assumptions are reviewed on an ongoing basis. The impact of changes in accounting estimates is recognized in the period the change is made if it affects this period only and in the period the change is made and prior periods if they are also affected by the change.

Notes 1.10 and 4 on goodwill and business combinations present the method adopted for the allocation of the purchase price on business combinations. This allocation is based on future cash flow assumptions and discount rates.

Notes 1.11, 4 and 6 concern goodwill and non-current asset impairment tests. Group management performed tests based on best forecasts of discounted future cash flows of the activities of the cash-generating units concerned. Sensitivity analyses were also performed on invested capital values and are presented in the aforementioned notes.

Note 1.15 describes the principles adopted for the determination of financial instrument fair values.

Note 28 on derivative instruments describes the accounting treatment of derivative instruments. Veolia Environnement valued these derivative instruments, allocated them and tested their effectiveness where necessary.

Notes 16 and 30 on provisions and employee commitments detail the provisions recognized by Veolia Environnement. Veolia Environnement determined these provisions based on best estimates of these obligations.

Note 22 on the income tax expense presents the tax position of the Group and is primarily based in France and in the United States on best estimates available to the Group of trends in future tax results.

All these estimates are based on organized procedures for the collection of forecast information on future flows, validated by operating management, and on expected market data based on external indicators and used in accordance with consistent and documented methodologies.

The calculation methodology for discount rates adopted as of December 31, 2008 was analyzed with respect to the financial crisis. Following the stabilization of the financial context in 2009, these rates were analyzed again taking account of current conditions and using the following procedures:
•
Application of IAS 36, Impairment of assets: in accordance with Group practice, the discount rates used correspond to the weighted-average cost of capital, calculated annually at the end of the first half-year. A review of these rates as of December 31, 2009 did not call into question this practice.

•
Application of IAS 37, Provisions, Contingent Liabilities and Contingent Assets: the discount rates used consist of a risk-free interest rate and a risk premium specific to the underlying assets and liabilities. The adjustment applied to this risk premium in December 2008 to limit market volatility in this period, was not considered necessary at the 2009 year-end

•
Application of IAS 19, Employee Benefits:  the exclusive use of market indices and, in particular, the iboxx index in those countries where this index exists, was suspended as of December 31, 2008 due to the highly volatile nature of these indices.  Commitments were once again measured using a range of market indices and, in particular the iboxx index, at the December 31, 2009 year-end.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

3	Significant events

- As was the case in the second half of 2008, 2009 was marked by the financial crisis and its economic repercussions, and specifically:
•	significant exchange rate fluctuations, which modified the contribution of businesses from outside the euro zone, particularly in Eastern Europe and on the U.S. dollar;
•	the downward trend in energy prices and CO2 emission rights;
•	the fall, followed by the stagnation or rise in the price of certain recycled raw materials (particularly paper and cardboard) ;
•	the slowdown in activity, affecting volumes in the Environmental Services business lines, and, to a lesser extent, new orders in construction business in the Water and Energy Services Divisions;
•	the difficult financial situation of industry economic players and, to a lesser extent, public players which weighed on the performance of certain growth projects and the solvency of some customers.

The first signs of stabilization of the economic environment began to appear, nonetheless, during the second half of 2009.

- In accordance with the decision of the May 7, 2009 Shareholders’ General Meeting, the Group offered its shareholders a share or cash option with respect to the dividend payment. The share payment option was adopted by 58% of shareholders, resulting in the creation of 20.1 million shares representing a little over 4.25% of the share capital and 4.39% of the voting rights.

- As part of the refinancing of its EMTN program, Veolia Environnement carried out three bond issues: a €1,250 million bond issue, bearing annual interest at a fixed rate of 5.25% and maturing on April 24, 2014, a €750 million bond issue, bearing annual interest at a fixed rate of 6.75% and maturing on April 24, 2019, and a €250 million bond issue, bearing annual interest at a fixed rate of 5.70% and maturing in June 29, 2017.

- The Group continued its strategic development and discussions with Caisse des Dépôts aimed at merging its Transportation activities with Transdev in accordance with the proposal announced at the beginning of August 2009. In December 2009, Caisse des Dépôts and Veolia Environnement reached a framework agreement for the merger, which primarily covers the financial structure of the new group, with a view to signature of a final agreement in 2010. The proposed merger of Veolia Transport and Transdev would be carried out by way of the contribution of Veolia Transport and Transdev to a new entity, held 50% by Veolia Environnement, acting as the industrial operator so as to retain transportation as a key component of its environmental services, and 50% by Caisse des Dépôts, acting as long-term strategic shareholder. These discussions form part of the planned future listing of the Group’s Transportation business.

As part of its divestiture program, the Group performed the following divestitures in 2009:

•
On June 24, 2009, the Environmental Services Division announced that it had entered into exclusive discussions with TFN Group with respect to the sale of Veolia Propreté Nettoyage et Multiservices (VPNM). The sale was completed on August, 26, 2009 for an enterprise value of €111 million.

•
On July 6, 2009, Environmental Services Division announced the signature of an agreement relating to the sale of the U.S. incineration activity (Montenay International); the partial sale of activities provided for in the agreement was completed in August 2009 for an enterprise value of €220 million.

•
On August 12, 2009 Dalkia announced the signature of an agreement for the sale of its Facilities Management activities in the United Kingdom for a total amount of €90 million (Group share) as of December 31, 2009.

•
On December 1, 2009 Veolia Environnement announced the completion of the sale of Veolia Cargo to Transport Ferroviaire Holding (SNCF Group) for its activities in Germany, the Netherlands and Italy and to Europorte (Eurotunnel group) for its activities in France. The divestiture of Veolia Cargo at its enterprise value amounted to €94 million.

•
On November 9, 2009, the Group announced the signature of a partnership between Dalkia and CEZ, the number-one electricity producer in the Czech Republic, to develop an industrial cooperation and potentially leading to asset transfers. As a first step, CEZ acquired 15% of Dalkia Czech Republic for €123 million (100% value), subject to obtaining the necessary competition authorizations. This transaction had not been completed as of December 31, 2009.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

•
On December 22, 2009, the Water Division reviewed certain economic aspects (financial restructuring) and the governance rules of its partnership with Mubadala Development Company. This operation resulted in a €189 million reduction in Group debt as of December 31, 2009.

•	In the fourth quarter of 2009, the Group finalized the sale of a minority interest in Compagnie Méridionale de Navigation for €45 million.

•
Finally, in December 2009 the EBRD acquired an additional 6.88% interest in Veolia Voda (through a reserved share capital increase), the entity grouping together all Water Division operating activities in Central Europe, for €70 million.

- The Group is currently in exclusive discussions with RATP for the sale of its Transportation activities in the United Kingdom (corresponding to an autonomous cash-generating unit), Switzerland and a limited number of contracts in France, as part of the merger with Transdev, in accordance with the proposal announced in August 2009. Activities in the United Kingdom were reclassified in discontinued operations in the Group financial statements as of December 31, 2009.

- Finally, the Group decided to sell its Renewable Energies activities in the Energy Services Division during 2010. These activities represent a largely independent uniform unit (“cash-generating unit”) as defined by IFRS 5 and have therefore been classified in discontinued operations in the Group financial statements as of December 31, 2009.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

4	Goodwill

Goodwill breaks down as follows:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Gross	7,104.9	7,211.2	7,013.3
Impairment losses	(480.3)	(487.9)	(100.1)
Net	6,624.6	6,723.3	6,913.2

The main goodwill balances in net carrying amount by cash-generating unit (amounts in excess of €100 million as of December 31, 2009) are as follows:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Water - Distribution France	743.3	743.2	760.5
Environmental Services – United Kingdom	690.0	644.3	824.2
Environmental Services North America Solid Waste	591.3	610.8	567.8
Environmental Services - Germany	402.1	397.8	748.2
Dalkia France	337.8	338.5	342.8
Water Solutions & Technologies	280.3	245.8	206.1
Water – China	240.4	247.5	145.7
Environmental Services France Solid Waste	238.5	272.4	150.0
Water – United Kingdom	222.7	197.4	245.3
Water – Czech Republic	219.1	216.4	220.6
Dalkia Italy	185.2	184.9	139.9
Transportation - United States	165.5	175.3	137.0
Energy Services – United States	147.4	152.6	139.6
Transportation – Passenger services France	143.7	136.2	117.7
Water Germany (excl. Berlin)	137.7	137.7	138.8
Water – Berlin	134.4	134.4	134.4
Veolia Energy Services – Poland	114.5	111.5	71.7
Transportation Sweden, Norway, Finland	114.4	104.8	124.5
Environmental Services - Marius Pedersen	102.2	100.9	90.0
Goodwill balances > €100 million as of December 31, 2009	5,210.5	5,152.4	5,308.4
Goodwill balances < €100 million	1,414.1	1,570.9	1,608.4
Goodwill	6,624.6	6,723.3	6,913.2

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Goodwill balances of less than €100 million break down by division as follows:

Goodwill balances < €100 million (€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Water	275.5	325.3	357.0
Environmental Services	654.2	710.5	669.1
Energy Services	362.9	343.6	404.1
Transportation	114.0	135.0	177.5
Other	7.5	56.5	0.7
Total	1,414.1	1,570.9	1,608.4

As of December 31, 2009, accumulated impairment losses totaled €480.3 million and mainly concerned the Environmental Services Division in Germany (€343 million) and the Transportation Division in the Netherlands and Belgium (€38 million) and in Scandinavia (€64 million).

No material impairment losses were recognized in the Group financial statements as of December 31, 2009.

Movements in the net carrying amount of goodwill by division are as follows:

(€ million)	As of December 31, 2008	Changes in consolidation scope	Foreign exchange translation	Impairment losses	Other	As of December 31, 2009
Water	2,247.7	10.0	14.4		(18.8)	2,253.3
Environmental Services	2,736.7	(84.1)	49.2		(23.4)	2,678.4
Energy Services	1,131.1	12.8	5.0	(1.0)	-	1,147.9
Transportation	551.3	(16.5)	11.6	(5.5)	(3.3)	537.6
Other	56.5	(16.3)	(0.6)	-	(32.2)	7.4
Goodwill	6,723.3	(94.1)	79.6	(6.5)	(77.7)	6,624.6

Changes in the consolidation scope primarily concern divestitures in 2009 (Dalkia UK in the Energy Services Division, VPNM in the Environmental Services Division and Freight activities in the Transportation Division) and the acquisition of Digismart in the Energy Services Division.

The main acquisitions of the year are presented in Note 31, “Main acquisitions”, and the divestitures are presented in Note 24, “Net income from discontinued operations”.

No material amendments were made to the opening balance sheets of 2008 acquisitions, including Tianjin Shibei WCO, Bartin Recycling and Praterm. The 12-month periods commencing the acquisition dates during which the Group can finalize the accounting recognition of the business combinations, pursuant to IFRS 3, had expired as of December 31, 2009.

Foreign exchange translation gains and losses are primarily due to the depreciation of the U.S. dollar and the appreciation of the pound sterling against the euro in the amount of -€37.2 million and €65.5 million respectively.

Other movements primarily consist of the reclassification of goodwill to “Assets classified as held for sale” in the amount of -€77.7 million, primarily in the Environmental Services Division, the Renewable Energies sector and certain French subsidiaries under joint control in the Water Division.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Impairment tests as of December 31, 2009:

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life. More frequent tests are performed where there is indication of loss in value in accordance with the procedures set out in Note 1.11.

Veolia Environnement Group has 147 cash-generating units as of December 31, 2009.

Discount rates used in 2009 reflect the country or geographical area of the cash-generating unit, in accordance with the criteria set out in Notes 1.11 and 2. The discount rates for the main geographical areas in 2009 were as follows:

➢ France:	6.8%	• United Kingdom:	7.0%
➢ United States:	6.8%	• China:	8.4%
➢ Germany:	6.8%

Similarly, perpetual growth rates used in 2009 to determine terminal values reflect the country or geographical area of the cash-generating unit, in accordance with the criteria set out in Notes 1.11. Average perpetual growth rates for the main geographical areas in 2009 were as follows:

➢ France:	1.5%	• United Kingdom:	1.7%
➢ United States:	2.1%	• China:	1.9%
➢ Germany:	1.5%

As in 2008 and given the current economic climate, impairment tests were performed based on the 2010 budget for all Group cash-generating units: the reduction in cash flows in the 2010 budget prepared at the end of 2009, of over 10% compared with 2010 figures in the long-term plan, led the Group to review its business plans for two cash-generating units – Italy in the Energy Services Division and Spain in the Transportation Division.

Impairment tests did not lead to the recognition of any material impairments of goodwill in 2009.

Sensitivity of impairment tests:

A sensitivity analysis was performed on impairment tests, assuming a 1% increase in the discount rate and a 1% decrease in the perpetual growth rate.

A 1% increase in the discount rate would generate recoverable values for invested capital below the net carrying amount of certain cash-generating units. This reduction would be approximately -€291 million (including -€129 million for the “Energy Services - United States” cash-generating unit, -€62 million for the “Dalkia - Italy” cash-generating unit and -€31 million for the “Environmental Services – Italy” cash-generating unit).

A 1% decrease in perpetual growth rates would generate recoverable values for invested capital below the net carrying amount of certain cash-generating units. . This reduction would be approximately -€237 million (including -€106 million for the “Energy Services - United States” cash-generating unit, -€43 million for the “Dalkia - Italy” cash-generating unit and -€24 million for the “Environmental Services – Italy” cash-generating unit).

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Recap:	Movements in the net carrying amount of goodwill during 2008 are as follows:

(€ million)	As of December 31, 2007	Changes in consolidation scope	Foreign exchange translation	Impairment losses	Other	As of December 31, 2008
Water	2,208.2	140.9	(42.6)	-	(58.8)	2,247.7
Environmental Services	3,049.5	211.3	(182.4)	(343.0)	1.3	2,736.7
Energy Services	1,098.1	58.4	(25.4)	-	-	1,131.1
Transportation	556.7	67.2	(17.5)	(55.3)	0.2	551.3
Other	0.7	53.2	2.6	-	-	56.5
Goodwill	6,913.2	531.0	(265.3)	(398.3)	(57.3)	6,723.3

In 2008, changes in consolidation scope primarily concerned the following acquisitions and disposals:

•	Water: Acquisition of Biothane Group (Netherlands and USA) for €42.7 million, acquisition of a joint investment in Tianjin Shibei WCO (China) for €37.7 million.

•	Environmental Services: Acquisition of Bartin Recycling Group (France) for €121.6 million.

•	Energy Services:

o	Acquisition of Praterm Group (Poland) for €51.3 million and GEFI and Emicom within Siram Spa (Italy) for €44.9 million,

o	Divestiture of Clemessy and Crystal activities for -€76.6 million.

•	Transportation: Acquisition of Rail4Chem (Germany) for €15.6 million and various companies in the United States for €23.5 million.

•	Other: Acquisition of Ridgeline (United States) for €45.0 million;

Foreign exchange translation gains losses are primarily due to the depreciation of the pound sterling and the appreciation of the U.S. dollar against the euro in the amount of -€272.2 million and €62.2 million respectively.

Impairment losses recognized in 2008 total -€398.3 million and include -€343.0 million in respect of impairment of the goodwill of the Environmental Services Division Germany cash-generating unit and -€55.3 million in respect of impairment of the goodwill of the Transportation Division "Other European” cash-generating unit, corresponding to activities in the Netherlands, the United Kingdom and Belgium.

Other movements primarily consist of the reclassification of the assets of certain French subsidiaries under joint control in the Water Division, to “Assets classified as held for sale” in the amount of -€58.8 million.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

5	Concession intangible assets

Movements in the net carrying amount of concession intangible assets during 2009 are as follows:

(€ million)	As of December 31, 2008	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2009
Concession intangible assets, gross	4,983.9	373.9	(32.6)	-	-	(146.1)	(40.7)	(9.3)	5,129.1
Amortization & impairment losses	(1,346.2)	-	30.8	(14.2)	(243.5)	29.4	3.9	35.5	(1,504.3)
Concession intangible assets, net	3,637.7	373.9	(1.8)	(14.2)	(243.5)	(116.7)	(36.8)	26.2	3,624.8

Additions concern the Water Division in the amount of €286.4 million, the Energy Services Division in the amount of €57.7 million and the Environmental Services Division in the amount of €21.6 million.

Changes in consolidation scope are mainly the result of a change in consolidation method (from full to proportionate consolidation) of the Water Division in North Africa and the Middle East for -€195.6 million and the entry of several entities into the consolidation scope under the Shenzhen contract in the Water Division in China for €41.9 million.

Foreign exchange translation gains and losses are primarily due to the depreciation of the Chinese renminbi yuan and the appreciation of the pound sterling against the euro in the amount of -€46.8 million and €16.8 million respectively.

Other movements primarily consist of the reclassification of non-current operating financial assets following the extension of a concession arrangement in the Water Division in the amount of €21.1 million and the reclassification of the assets of certain French subsidiaries under joint control in the Water Division to “Assets classified as held for sale” in the amount of -€15.4 million.

Concession intangible assets by division break down as follows:

	As of December 31, 2009
(€ million)	Gross carrying amount	Amortization & impairment losses	Net carrying amount	Net carrying amount as of December 31, 2008	Net carrying amount as of December 31, 2007
Water	3,787.1	(942.3)	2,844.8	2,892.0	2,336.1
Environmental Services	429.7	(166.5)	263.2	259.1	242.7
Energy Services	858.5	(378.5)	480.0	453.6	388.8
Transportation	-	-	-	-	-
Other	53.8	(17.0)	36.8	33.0	21.6
Concession intangible assets	5,129.1	(1,504.3)	3,624.8	3,637.7	2,989.2

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Recap:	Movements in the net carrying amount of concession intangible assets during 2008 are as follows:

(€ million)	As of December 31, 2007	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Concession intangible assets, gross	4,191.9	400.8	(14.9)	-	-	362.8	77.0	(33.7)	4,983.9
Amortization & impairment losses	(1,202.7)	-	14.2	0.5	(200.5)	(13.6)	(2.2)	58 .1	(1,346.2)
Concession intangible assets, net	2,989.2	400.8	(0.7)	0.5	(200.5)	349.2	74.8	24.4	3,637.7

Additions concern the Water Division in the amount of €274.4 million, the Energy Services Division in the amount of €96.1 million and the Environmental Services Division in the amount of €26.6 million.

Changes in consolidation scope mainly concern the external growth of the Water Division in the amount of €307.9 million (mainly in China, the United Kingdom and France).

Foreign exchange translation gains mainly concern the Water Division (€92.3 million), following the appreciation of the Chinese renminbi yuan and the depreciation of the pound sterling against the euro.

Other movements primarily consist of the reclassification of the assets of certain French subsidiaries under joint control in the Water Division to “Assets classified as held for sale” in the amount of -€11.7 million.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

6	Other intangible assets

Other intangible assets break down as follows:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Intangible assets with an indefinite useful life, net	70.0	99.5	82.8
Intangible assets with a definite useful life gross	3,271.5	3,203.9	3,168.6
Amortization and impairment losses	(1,903.7)	(1,768.2)	(1,545.0)
Intangible assets with a definite useful life net	1,367.8	1,435.7	1,623.6
Intangible assets, net	1,437.8	1,535.2	1,706.4

Movements in the net carrying amount of other intangible assets during 2009 are as follows:

(€ million)	As of December 31, 2008	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2009
Intangible assets with an indefinite useful life, net	99.5	1.4	(0.0)	(1.1)	-	12.6	(1.7)	(40.7)	70.0
Fees paid to local authorities	576.5	13.8	(0.4)	(1.3)	(58.9)	(13.2)	(3.1)	(11.7)	501.7
Purchased contractual rights	398.9	0.1	(0.0)	(12.5)	(51.6)	(1.4)	3.6	(14.5)	322.6
Purchased software	143.9	45.4	(0.4)	(0.4)	(52.8)	(1.0)	3.1	4.4	142.2
Purchased customer portfolios	78.2	-	-	-	(10.8)	(3.4)	1.3	(0.0)	65.3
Other purchased intangible assets	203.1	18.8	(1.3)	(6.7)	(24.6)	5.7	1.5	(8.5)	188.0
Other internally-developed intangible assets	35.1	56.4	(0.1)	(0.1)	(10.7)	(0.9)	0.2	68.1	148.0
Intangible assets with a definite useful life net	1,435.7	134.5	(2.2)	(21.0)	(209.4)	(14.2)	6.6	37.8	1,367.8
Other intangible assets	1,535.2	135.9	(2.2)	(22.1)	(209.4)	(1.6)	4.9	(2.9)	1,437.8

Intangible assets with an indefinite useful life are primarily trademarks.

Fees paid to local authorities in respect of public service contracts totaled €501.7 million as of December 31, 2009, including €494.8 million for the Water Division. The amortization of fees paid at the beginning of concession arrangements, calculated over the contract term, totaled -€58.9 million in 2009, including -€55.8 million for the Water Division.

Other movements primarily consist of the reclassification of the assets of the Renewable Energies activity and of certain French subsidiaries under joint control in the Water Division to “Assets classified as held for sale” in the amount of -€29.2 million.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Recap:	Movements in the net carrying amount of other intangible assets during 2008 are as follows:

(€ million)	As of December 31, 2007	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Intangible assets with an indefinite useful life, net	82.8	34.9	0.1	(0.9)		(12.2)	1.6	(6.8)	99.5
Fees paid to local authorities	634.5	8.8	(0.1)		(60.8)	(1.5)	11.5	(15.9)	576.5
Purchased contractual rights	595.9	-	-	(62.6)	(71.4)	(8.4)	(9.0)	(45.6)	398.9
Purchased software	131.4	55.1	(0.5)		(51.4)	(4.3)	(1.7)	15.3	143.9
Purchased customer portfolios	50.4	0.8	-		(13.7)	35.3	4.8	0.6	78.2
Other purchased intangible assets	181.7	31.2	(0.8)	(0.7)	(23.3)	31.0	(6.3)	(9.7)	203.1
Other internally-developed intangible assets	29.7	9.5	(0.2)		(6.1)	0.1	(0.2)	2.3	35.1
Intangible assets with a definite useful life net	1,623.6	105.4	(1.6)	(63.3)	(226.7)	52.2	(0.9)	(53.0)	1,435.7
Other intangible assets	1,706.4	140.3	(1.5)	(64.2)	(226.7)	40.0	0.7	(59.8)	1,535.2

Fees paid to local authorities in respect of public service contracts totaled €576.5 million as of December 31, 2008, including €569.7 million for the Water Division. The amortization of fees paid at the beginning of concession arrangements, calculated over the contract term, totaled €60.8 million in 2008, including €59.4 million for the Water Division.

Changes in consolidation scope impacting “Purchased customer portfolios” primarily concern external growth in the Water Division (€16.7 million) and the Environmental Services Division (€19.8 million).

Changes in consolidation scope impacting “Other purchased intangible assets” primarily concern acquisitions in the Water Division.

Impairment losses recognized in the year total -€64.2 million and include -€62.6 million in respect of impairment of the intangible assets of the Environmental Services Division Germany cash-generating unit.

Other movements primarily consist of the reclassification of the assets of certain French subsidiaries under joint control in the Water Division to “Assets classified as held for sale” in the amount of -€12.4 million.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

7	Property, plant and equipment

Movements in the net carrying amount of property, plant and equipment during 2009 are as follows:

(€ million)	As of December 31, 2008	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2009
Property, plant and equipment, gross	19,491.5	1,598.7	(823.8)	-	-	(173.1)	315.6	(418.7)	19,990.2
Depreciation and impairment losses	(10,064.4)	-	602.5	(14.2)	(1,362.6)	126.6	(157.5)	261.8	(10,607.8)
Property, plant and equipment, net	9,427.1	1,598.7	(221.3)	(14.2)	(1,362.6)	(46.5)	158.1	(156.9)	9,382.4

Additions concern the Water Division in the amount of €330.4 million, the Environmental Services Division in the amount of €486.4 million, the Energy Services Division in the amount of €326.5 million and the Transportation Division in the amount of €423 million.

Disposals net of impairment losses and depreciation of -€221.3 million, mainly concern the Water Division in the amount of -€30.2 million, the Environmental Services Division in the amount of -€30.9 million and the Transportation Division in the amount of -€144.1 million.

Changes in consolidation scope mainly concern the Energy Services Division following the acquisition of Digismart in Estonia (+€47.3 million) and the Transportation Division following the divestiture of the Freight activity (-€124.7 million).

Foreign exchange translation gains and losses are primarily due to the appreciation of the pound sterling against the euro in the amount of €111.4 million, the appreciation of the Australian dollar against the euro in the amount of €53.3 million and the depreciation of the U.S. dollar against the euro in the amount of -€46.5 million.

Other movements consist of the reclassification of assets, and primarily the assets of Dalkia Usti activities (Czech Republic), to “Assets classified as held for sale” in the amount of -€175.6 million.

Property, plant and equipment by division break down as follows:

	As of December 31, 2009
(€ million)	Gross carrying amount	Depreciation & impairment losses	Net carrying amount	Net carrying amount as of December 31, 2008	Net carrying amount as of December 31, 2007
Water	4,312.8	(2,182.4)	2,130.4	2,024.4	2,250.9
Environmental Services	8,693.7	(5,039.8)	3,653.9	3,838.7	3,638.1
Energy Services	3,178.0	(1,269.0)	1,909.0	1,816.6	1,617.3
Transportation	3,549.9	(1,987.9)	1,562.0	1,631.8	1,603.0
Other	255.8	(128.7)	127.1	115.6	93.9
Property, plant and equipment	19,990.2	(10,607.8)	9,382.4	9,427.1	9,203.2

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

The breakdown of property, plant and equipment by class of assets is as follows:

	As of December 31, 2009
(€ million)	Gross carrying amount	Depreciation & impairment losses	Net carrying amount	Net carrying amount as of December 31, 2008	Net carrying amount as of December 31, 2007
Land	1,513.5	(629.4)	884.1	901.0	859.8
Buildings	3,012.6	(1,392.2)	1,620.4	1,543.9	1,660.3
Technical installations, plant and equipment	7,920.9	(4,192.6)	3,728.3	3,638.9	3,499.8
Traveling systems and other vehicles	4,889.1	(2,950.1)	1,939.0	2,041.3	1,954.0
Other property, plant and equipment	2,077.2	(1,441.0)	636.2	643.5	615.9
Returnable assets				-	6.4
Owned property, plant and equipment in progress	576.9	(2.5)	574.4	657.8	604.0
Property, plant and equipment in progress	0.0	(0.0)	0.0	0.7	3.0
Property, plant and equipment	19,990.2	(10,607.8)	9,382.4	9,427.1	9,203.2

Recap:	Movements in the net carrying amount of property, plant and equipment during 2008 are as follows:

(€ million)	As of December 31, 2007	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Property, plant and equipment, gross	18,885.9	1,954.6	(726.2)	-	-	353.4	(945.6)	(30.6)	19,491.5
Depreciation	(9,682.7)	-	580.7	(0.3)	(1,272.2)	(84.3)	402.0	(7.6)	(10,064.4)
Property, plant and equipment, net	9,203.2	1,954.6	(145.5)	(0.3)	(1,272.2)	269.1	(543.6)	(38.2)	9,427.1

Additions concern the Water Division in the amount of €372.6 million, the Environmental Services Division in the amount of €913.7 million, the Energy Services Division in the amount of €301.9 million and the Transportation Division in the amount of €324.7 million.

Disposals net of impairment losses and depreciation of -€145.5 million, mainly concern the Water Division in the amount of -€37.6 million, the Environmental Services Division in the amount of -€27.0 million and the Transportation Division in the amount of -€66.3 million.

Changes in consolidation scope primarily concern the acquisition in the Energy Services Division of the Praterm Group in Poland (€86.9 million) and in the Environmental Services Division of the Bartin Group in France (€43.4 million).

Foreign exchange translation losses mainly concern the depreciation of the pound sterling against the euro in the Water (-€287.8 million) and Environmental Services (-€155.6 million) Divisions.

Other movements primarily consist of the reclassification of the assets of certain French subsidiaries under joint control in the Water Division to “Assets classified as held for sale” in the amount of -€31.5 million.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

8	Investments in associates

The principal investments in associates with a value of greater than €10 million as of December 31, 2009 are as follows:

	As of December 31,
	% control			Share in equity			Share of net income
	2009	2008	2007	2009	2008	2007	2009		2008		2007
Fovarosi Csatomazasi Muvek	25.00%	25.00%	25.00%	91.1	92.3	95.7	0.1		1.3		1.0
Regaz (Gaz de Bordeaux)	24.00%			23.8	-	-	4.0		-		-
Cie Méridionale de Navigation(2)		45.00%	45.00%	-	42.8	34.9	(10.2)		7.9		6.9
Doshion VWS	30.00%	30.00%		16.8	15.8	-	0.4		-		-
TIRU	24.00%	24.00%	24.00%	13.0	11.4	13.1	1.1		0.1		0.1
Cie Méridionale de Participations(2)		45.00%	45.00%	-	12.5	12.5	(0.0)		-		0.1
Berlinwasser China Holding (BWI)	49.00%	49.00%		12.0	6.2	-	0.2		-0.3		-
Stadtereinigung Holtmeyer GmbH	40.00%	40.00%		11.9	12.3	-	(0.4)		1.0		-
Stadtreinigung Dresden GmbH (3)		49.00%	49.00%	-	10.1	9.6	-		1.3		-
Other amounts < €10 million in 2008 and 2009				99.9	108.2	126.3	3.9		7.2		8.8
Investments in associates				268.5	311.6	292.1	(0.9	)(1)	18.5	(1)	16.9	(1)
(1)
These amounts include the share of net income of associates realized by Freight and Renewable Energy activities in the process of being sold. Pursuant to IFRS 5, this net income was transferred from “Share of net income of associates” to “Net income from discontinued operations” in the amount of -€2.4 million in 2009, -€1.0 million in 2008 and -€0.2 million in 2007.

(2)	Companies sold in 2009
(3)	Change in consolidation method (from equity accounting to proportionate consolidation)

Movements in investments in associates in 2009 are as follows:

(€ million)	% control as of December 31, 2009	2008	Net income	Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2008
Fovarosi Csatomazasi Muvek	25.00%	92.2	0.1	-	(1.2)	-	-	91.1
Cie Méridionale de Navigation		42.8	(10.2)	-	-	(32.6)	-	-
Doshion VWS	30.00%	15.8	0.4	-	0.3	0.3	-	16.8
Cie Méridionale de Participations		12.5	(0.0)	-	-	(12.5)	-	-
Stadtereinigung Holtmeyer GmbH	40.00%	12.3	(0.4)	-	-	(0.0)	-	11.9
Berlinwasser ChinaHolding(BWI)	49.00%	6.2	0.2	(0.6)	(1.1)	7.3	-	12.0
TIRU	24.00%	11.4	1.1	-	0.5	-	-	13.0
Regaz (Gaz de Bordeaux)	24.00%	-	4.0	-	-	19.8	-	23.8
Stadtreinigung Dresden GmbH		10.1	-	-	-	(10.1)	-	-
Other amounts < €10 million in 2008 and 2009		108.2	3.9	(5.4)	(0.3)	(4.9)	(1.6)	99.9
Investments in associates		311.6	(0.9)	(6.0)	(1.8)	(32.7)	(1.6)	268.5

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

No material amounts were transferred to Assets classified as held for sale in 2007, 2008 or 2009

Summarized financial information for the main investments in associates is as follows (100% of amounts):

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Non-current assets	767.6	696.1	870.8
Current assets	438.2	328.1	310.4
Total assets	1,205.8	1,024.2	1,181.2
Equity attributable to owners of the Company	581.5	559.4	618.7
Equity attributable to non-controlling interests	14.5	(1.1)	0.8
Non-current liabilities	223.3	244.2	325.2
Current liabilities	386.5	221.7	236.5
Total equity and liabilities	1,205.8	1,024.2	1,181.2
Consolidated Income Statement
Revenue	431.4	456.5	377.6
Operating income	25.8	52.6	31.6
Net income for the year	7.1	34.7	14.9

Recap:	Movements in investments in associates during 2008 are as follows:

(€ million)	% control as of December 31, 2008	2007	Net income		Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2008
Fovarosi Csatomazasi Muvek	25.00%	95.7	1.3		-	(4.7)	-	-	92.3
Cie Méridionale de Navigation	45.00%	34.9	7.9		-	-	-	-	42.8
Doshion VWS	30.00%					(0.1)	15.9	-	15.8
Cie Méridionale de Participations	45.00%	12.5	-		-	-	-	-	12.5
Stadtereinigung Holtmeyer GmbH	40.00%	-	1.0		-	-	11.3	-	12.3
TIRU	24.00%	13.1	0.1		-	(0.8)	-	(1.0)	11.4
Stadtreinigung Dresden GmbH	49.00%	9.6	1.3		(1.0)	-	2.5	(2.3)	10.1
Other amounts < €10 million in 2007 and 2008		126.3	6.9		(6.4)	1.6	(9.5)	(4.5)	114.4
Investments in associates		292.1	18.5	(1)	(7.4)	(4.0)	20.2	(7.8)	311.6

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

9	Non-consolidated investments

Pursuant to IAS 39, non-consolidated investments are recognized at fair value. Unrealized gains and losses are taken directly to other comprehensive income, except for unrealized losses considered long-term which are expensed in the Consolidated Income Statement.

Movements in non-consolidated investments during 2009 are as follows:

(€ million)	As of December 31, 2008	Additions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Other	As of December 31, 2009
Non-consolidated investments	202.8	14.0	(8.4)	(46.3)	9.4	(2.5)	5.6	174.6
(1)	Impairment losses are recorded in financial income and expenses.

As of December 31, 2009, no investment line other than Méditerranea delle Acque exceeds €20 million. The value of this line is €36 million as of December 31, 2009, including fair value adjustments of €9.7 million and the percentage interest is 17.1%.

Changes in consolidation scope primarily concern the first-time consolidation of Regaz (Gaz de Bordeaux).

Recap: non-consolidated investments break down as follows as of December 31, 2008:

(€ million)	% holding as of December 31, 2008	Gross carrying amount as of December 31, 2008	Impairment losses (2)	Fair value adjustments	Net carrying amount as of December 31, 2008	Net carrying amount as of December 31, 2007
Méditerranea delle Acque (1)	17.1%	26.3	-	2.0	28.3	55.8
Avacon	-	-	-	-	-	26.6
Domino Sanepar	-	-	-	-	-	20.6
Gaz de Bordeaux (1)	24.0%	17.5	-	11.7	29.2	20.4
Net carrying amount per unit < €20 million in 2008 and 2007		163.2	-19.7	1.8	145.3	132.7
Non-consolidated investments		207.0	-19.7	15.5	202.8	256.1
(1)	Investment not consolidated as not satisfying the "significant influence" criteria.
(2)	Impairment losses recognized in the period are recorded in financial income and expenses.

Recap:	Movements in non-consolidated investments during 2008 are as follows:

(€ million)	As of December 31, 2007	Additions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Other	As of December 31, 2008
Non-consolidated investments	256.1	45.4	(49.5)	(30.2)	(18.6)	1.2	(1.6)	202.8
(1)	Impairment losses recognized in the period are recorded in financial income and expenses.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

10	Non-current and current operating financial assets

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession arrangements and from the application of IFRIC 4 (see Note 1.21).

Movements in the net carrying amount of non-current and current operating financial assets during 2009 are as follows:

(€ million)	As of December 31, 2008	New financial assets	Repayments/ disposals	Impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Gross	5,311.5	467.7	(7.4)	-	(94.9)	34.6	(365.4)	(21.1)	5,325.0
Impairment losses	(12.6)	-	-	(37.4)	-	0.2	-	-	(49.8)
Non-current operating financial assets	5,298.9	467.7	(7.4)	(37.4)	(94.9)	34.8	(365.4)	(21.1)	5,275.2
Gross	452.3	7.8	(447.8)	-	(6.0)	3.5	365.4	4.8	380.0
Impairment losses	-	-	-	(3.4)	-	-	-	-	(3.4)
Current operating financial assets	452.3	7.8	(447.8)	(3.4)	(6.0)	3.5	365.4	4.8	376.6
Non-current and current operating financial assets	5,751.2	475.5	(455.2)	(40.8)	(100.9)	38.3	-	(16.3)	5,651.8
(1)	Impairment losses are recorded in operating income

The principal new operating financial assets in 2009 mainly concern:
➢	the Water Division and in particular projects in Berlin (€119.6 million);
➢	the Energy Services Division and in particular cogeneration plants (€73.9 million).

The principal repayments of operating financial assets in 2009 concern:
➢	the Water Division and in particular projects in Berlin (-€140.1 million);
➢	the Energy Services Division and in particular cogeneration plants (-€132.7 million).

Foreign exchange translation gains on non-current operating financial assets mainly concern the Environmental Services Division (€18.6 million) and the Water Division (€8.7 million), following the appreciation of the pound sterling and the Korean won against the euro.

Changes in consolidation scope mainly concern the sale of incineration activities in the United States by the Environmental Services Division in the amount of -€41.3 million and changes in consolidation method (from full to proportionate consolidation) of the Water Division in North Africa and the Middle East in the amount of -€59.1 million.

Impairment losses mainly concern the Environmental Services Division following the impairment of a contract in Italy in the amount of €38.6 million (including €35.2 million in non-current).

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

The breakdown of operating financial assets by division is as follows:

	As of December 31,
	Non-current			Current			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Water	3,870.3	3,851.0	3,719.4	188.8	232.2	165.1	4,059.1	4,083.2	3,884.5
Environmental Services	711.8	768.4	858.1	42.8	68.6	44.3	754.6	837.0	902.4
Energy Services	528.4	562.0	585.4	126.0	117.4	126.9	654.4	679.4	712.3
Transportation	86.7	71.6	104.3	18.7	33.9	18.7	105.4	105.5	123.0
Other	78.0	45.9	5.2	0.3	0.2	0.2	78.3	46.1	5.4
Operating financial assets	5,275.2	5,298.9	5,272.4	376.6	452.3	355.2	5,651.8	5,751.2	5,627.6

IFRIC 12 operating financial assets maturity schedule:

(€ million)	1 year	2 to 3 years	4 to 5 years	More than five years	Total
Water	165.1	359.0	367.9	2, 723.6	3,615.6
Environmental Services	40.9	107.4	116.4	461.1	725.8
Energy Services	5.2	26.6	7.5	30.0	69.3
Transportation	18.7	37.0	12.2	24.6	92.5
Other	0.3	-	-	4.7	5.0
Total	230.2	530.0	504.0	3, 244.0	4,508.2

IFRIC 4 operating financial assets maturity schedule:

(€ million)	1 year	2 to 3 years	4 to 5 years	More than five years	Total
Water	23.7	54.0	65.1	300.7	443.5
Environmental Services	1.9	8.5	9.1	9.3	28.8
Energy Services	120.9	182.2	74.3	207.7	585.1
Transportation	-	3.6	5.9	3.4	12.9
Other	-	-	-	73.3	73.3
Total	146.5	248.3	154.4	594.4	1,143.6

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Recap:	Movements in the net carrying amount of non-current and current operating financial assets during 2008 are as follows:

(€ million)	As of December 31, 2007	New financial assets	Repayments/ disposals	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Gross	5,278.4	551.0	(3.2)	-	87.8	(129.6)	(453.2)	(19.7)	5,311.5
Impairment losses	(6.0)	-	-	(6.4)	-	(0.2)	-	-	(12.6)
Non-current operating financial assets	5,272.4	551.0	(3.2)	(6.4)	87.8	(129.8)	(453.2)	(19.7)	5,298.9
Gross	355.2	1.7	(355.0)	-	5.4	(8.7)	453.2	0.5	452.3
Impairment losses	-	-	-	-	-	-	-	-	-
Current operating financial assets	355.2	1.7	(355.0)	-	5.4	(8.7)	453.2	0.5	452.3
Non-current and current operating financial assets	5,627.6	552.7	(358.2)	(6.4)	93.2	(138.5)	-	(19.2)	5,751.2

The principal new operating financial assets in 2008 mainly concern:
➢	the Water Division and in particular projects in Berlin (€113.9 million), the Oman Sur BOT contract (€63.4 million) and the Brussels Aquiris contract (€40.2 million);
➢	the Energy Services Division and in particular cogeneration plants (€58.2 million).

The principal repayments of operating financial assets in 2008 concern:
➢	the Water Division and in particular projects in Berlin (-€135.3 million);
➢	the Energy Services Division and in particular cogeneration plants (-€96.6 million).

Foreign exchange translation losses mainly concern the Water Division (-€45.0 million) and the Environmental Services Division (-€85.5 million), following the depreciation of the Korean won, the Chinese renminbi yuan and the pound sterling against the euro.

Changes in consolidation scope mainly concern the Water Division and the acquisition of a joint investment in Veolia Israel (Ashkelon contract) in the amount of €98.4 million.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

11	Other non-current and current financial assets

	As of December 31,
(€ million)	Non-current			Current			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Gross	774.8	803.0	572.6	195.8	283.3	174.1	970.6	1,086.3	746.7
Impairment losses	(73.5)	(63.4)	(57.6)	(31.9)	(27.9)	(21.3)	(105.4)	(91.2)	(78.9)
Financial assets in loans and receivables	701.3	739.6	515.0	163.9	255.4	152.8	865.2	995.0	667.9
Other financial assets	52.6	77.7	231.0	53.8	66.0	177.2	106.4	143.7	408.2
Total other financial assets, net	753.9	817.3	746.0	217.7	321.4	330.0	971.6	1,138.7	1,076.1

11.1	Movements in other non-current financial assets

Movements in the value of other non-current financial assets during 2009 are as follows:

(€ million)	As of December 31, 2008	Additions	Repayments/ disposals	Changes in consolidation scope	Impairment losses (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Gross	803.0	50.7	(68.6)	31.2	-	3.2	(14.7)	(30.0)	774.8
Impairment losses	(63.4)	-	-	(0.1)	(9.9)	2.0	0.1	(2.2)	(73.5)
Non-current financial assets in loans and receivables	739.6	50.7	(68.6)	31.1	(9.9)	5.2	(14.6)	(32.2)	701.3
Other non-current financial assets	77.7	10.9	(4.5)	(8.2)	(0.5)	2.0	(3.2)	(21.6)	52.6
Total Other non-current financial assets, net	817.3	61.6	(73.1)	22.9	(10.4)	7.2	(17.8)	(53.8)	753.9
(1)	Impairment losses are recorded in financial income and expenses.

Non-current financial assets in loans and receivables
Repayments mainly correspond to the change in the non-Group portion of the loan to Dalkia International for €43 million.

Changes in consolidation scope are mainly the result of a change in consolidation method (from full to proportionate consolidation) of the Water Division in North Africa and the Middle East for €48.4 million.

Other movements concern the reclassification of balances in “Assets classified as held for sale” in the amount of -€15.4 million, mainly in the Transportation Division.

As of December 31, 2009, the principal non-current financial assets in loans and receivables primarily correspond to the non-Group portion of loans granted to companies consolidated on a proportionate basis for €450.4 million (mainly Dalkia International and its subsidiaries).

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Other non-current financial assets
Other non-current financial assets are classified as “Available-for-sale assets” in accordance with the principles set out in Note 1.15.2.

Other movements mainly concern the transfer of financial assets hedging pension obligations to the new operator, following the loss of a contract in Melbourne by the Transportation Division.

Recap:	movements in the value of other non-current financial assets during 2008 are as follows:

(€ million)	As of December 31, 2007	Additions	Repayments/ disposals	Changes in consolidation scope	Impairment losses (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Gross	572.6	262.0	(30.6)	18.2	-	(20.0)	(6.6)	7.4	803.0
Impairment losses	(57.6)	-	-	0.3	(3.4)	(3.0)	-	0.3	(63.4)
Non-current financial assets in loans and receivables	515.0	262.0	(30.6)	18.5	(3.4)	(23.0)	(6.6)	7.7	739.6
Other non-current financial assets	231.0	35.5	(10.3)	(33.0)	(1.9)	(7.6)	-	(136.0)	77.7
Total Other non-current financial assets, net	746.0	297.5	(40.9)	(14.5)	(5.3)	(30.6)	(6.6)	(128.3)	817.3
(1)	Impairment losses are recorded in financial income and expenses.

Non-current financial assets in loans and receivables
Additions mainly correspond to the change in the non-Group portion of the loan to Dalkia International for €208.6 million.

As of December 31, 2008, the principal non-current financial assets in loans and receivables primarily correspond to the non-Group portion of loans granted to companies consolidated on a proportionate basis for €434.2 million (Dalkia International and its subsidiaries).

Other non-current financial assets
Other non-current financial assets are classified as “Available-for-sale assets” in accordance with the principles set out in Note 1.15.2.

Other movements mainly concern the use of the investment placed in an escrow account in 2007, in the amount of €94.7 million, on the acquisition of Tianjin Shibei shares in China (Water Division).

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

11.2	Movements in current financial assets

Movements in other current financial assets during 2009 are as follows:

(€ million)	As of December 31, 2008	Changes in business	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Gross	283.3	(141.3)	15.0	-	-	0.1	14.6	24.1	195.8
Impairment losses	(27.9)	-	0.1	-	(6.1)	0.1	(0.2)	2.1	(31.9)
Current financial assets in loans and receivables	255.4	(141.3)	15.1	-	(6.1)	0.2	14.4	26.2	163.9
Other current financial assets	66.0	3.7	(0.7)	(0.2)	(0.4)	(0.5)	3.2	(17.3)	53.8
Total other current financial assets, net	321.4	(137.6)	14.4	(0.2)	(6.5)	(0.3)	17.6	8.9	217.7
(1)	Impairment losses are recorded in financial income and expenses.

The accounting treatment of other current financial assets in loans and receivables complies with the required treatment of loans and receivables as defined by IAS 39.

Other financial assets are treated as available-for-sale assets for accounting purposes.

Other net current financial assets as of December 31, 2009 of €217.7 million primarily comprise the pre-financing of assets in the Transportation Divisions for €62.3 million.

Recap:	movements in other current financial assets during 2008 are as follows:

(€ million)	As of December 31, 2007	Changes in business	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Gross	174.1	90.7	(8.4)	-	-	1.3	6.6	19.0	283.3
Impairment losses	(21.3)	-	(0.3)	-	(4.4)	-	-	(1.9)	(27.9)
Current financial assets in loans and receivables	152.8	90.7	(8.7)	-	(4.4)	1.3	6.6	17.1	255.4
Other current financial assets	177.2	6.9	(12.4)	(0.3)	(3.4)	(5.6)	-	(96.4)	66.0
Total other current financial assets, net	330.0	97.6	(21.1)	(0.3)	(7.8)	(4.3)	6.6	(79.3)	321.4
(1)	Impairment losses are recorded in financial income and expenses.

Other current financial assets as of December 31, 2008 of €321.4 million primarily comprise loans granted to non-consolidated companies in the Water division of €42.2 million, funds placed in an escrow account with a view to acquisitions in the Water and Energy Services Divisions of €64.7 million and pre-financing of assets in the Transportation Division of €122.8 million.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

12	Deferred tax assets and liabilities

Movements in deferred tax assets and liabilities during 2009 are as follows:

(€ million)	As of December 31, 2008	Changes in business through net income	Changes in business through equity	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2009
Deferred tax assets, gross	2,150.2	165.3	9.2	(30.8)	3.2	26.3	2,323.4
Deferred tax assets not recognized	(570.7)	(71.7)	2.5	25.7	(6.5)	(81.4)	(702.1)
Deferred tax assets, net	1,579.5	93.6	11.7	(5.1)	(3.3)	(55.1)	1,621.3
Deferred tax liabilities	1,936.0	30.4	(0.1)	(15.3)	20.2	(20.0)	1,951.2

As of December 31, 2009, the tax group in the United States has ordinary tax losses carried forward, relating to the restructuring of Water businesses in 2006 and associated with losses incurred by the former activities of U.S. Filter. These tax losses, which may exceed U.S.$4 billion, are currently being reviewed by the U.S. tax authorities, at the request of the company, which considers the validity of these tax losses to be established, based on external appraisals. A deferred tax asset of U.S.$407 million (€283 million) is recognized in the Consolidated Statement of Financial Position in respect of these tax losses as of December 31, 2009, compared to U.S.$434 million (€312 million) as of December 31, 2008.

This decrease is mainly due to the sale of incineration activities in the USA which decreased the future taxation of the Group (€64 million), partially offset by the recognition of additional deferred tax assets of €43 million in respect of other activities, enabled by the tax schedule.

Conversely, the French tax group offset tax losses brought forward and previously capitalized in the amount of €46 million.

Changes in business through equity mainly include the tax effect of fair value adjustments and actuarial gains and losses.

Changes in consolidation scope mainly concern the sale of VPNM in the Environmental Services Division in the amount of -€2.8 million in gross deferred tax assets and the sale of Freight activities in the Transportation Division in the amount of -€8.5 million in liabilities.

Foreign exchange translation gains and losses are mainly due to fluctuations in the U.S. dollar and the pound sterling against the euro.

Other movements are due to the impact on the U.S. tax group of the sale of incineration activities in the United States in the amount of -€64.8 million and the reclassification of certain subsidiaries in “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale”. The deferred tax assets and liabilities of these subsidiaries were reclassified in the amount of -€12.5 million and - €31.8 million respectively.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Deferred tax assets and liabilities break down by nature as follows:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Deferred tax assets
Tax losses	976.2	895.3	851.0
Provisions and impairment losses	401.6	368.4	374.1
Employee benefits	219.3	187.0	134.6
Financial instruments	159.0	142.5	106.0
Operating financial assets	112.5	106.1	107.5
Fair value remeasurement of assets purchased	65.8	79.3	88.5
Foreign exchange translation	8.5	17.9	8.0
Finance leases	34.5	34.2	31.4
Intangible assets and Property, plant and equipment	28.7	21.8	20.5
Other	317.3	297.7	315.9
Deferred tax assets, gross	2,323.4	2,150.2	2,037.5
Deferred tax assets not recognized	(702.1)	(570.7)	(569.4)
Recognized deferred tax assets	1,621.3	1,579.5	1,468.1

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Deferred tax liabilities
Intangible assets and Property, plant and equipment	799.2	676.6	662.0
Fair value remeasurement of assets purchased	245.2	276.4	310.1
Operating financial assets	192.5	191.5	187.1
Financial instruments	91.2	89.2	48.4
Finance leases	88.9	76.1	18.9
Provisions	47.1	56.8	52.9
Foreign exchange translation	11.7	38.9	23.0
Employee benefits	36.9	19.0	4.3
Other	438.5	511.5	488.0
Deferred tax liabilities	1,951.2	1,936.0	1,794.7

Deferred tax assets and liabilities break down by destination as follows:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Deferred tax assets, net
Deferred tax assets on net income	1,471.5	1,433.8	1,400.5
Deferred tax assets on reserves	149.9	145.7	67.6
Deferred tax assets, net	1,621.3	1,579.5	1,468.1
Deferred tax liabilities
Deferred tax liabilities on net income	1,900.5	1,876.8	1,755.1
Deferred tax liabilities on reserves	50.7	59.2	39.6
Deferred tax liabilities	1,951.2	1,936.0	1,794.7

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

The expiry schedule for tax losses not recognized as of December 31, 2009 is as follows:

	Expiry
(€ million)	≤ 5 years	> 5 years	Unlimited	Total
Tax losses not recognized	14.6	96.3	446.6	557.5

Recap:	Movements in deferred tax assets and liabilities during 2008 are as follows:

(€ million)	As of December 31, 2007	Changes in business through net income	Changes in business through equity	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Deferred tax assets, gross	2,037.5	18.7	71.7	26.6	13.2	(17.5)	2,150.2
Deferred tax assets not recognized	(569.4)	(2.2)	(11.3)	1.6	11.0	(0.4)	(570.7)
Deferred tax assets, net	1,468.1	16.5	60.4	28.2	24.2	(17.9)	1,579.5
Deferred tax liabilities	1,794.7	101.6	12.2	127.3	(85.4)	(14.4)	1,936.0

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

13	Working capital

Movements in net working capital during 2009 are as follows:

(€ million)	As of December 31, 2008	Changes in business	Impairment losses	Changes in consolidation cope	Foreign exchange translation	Reclassification in assets / liabilities classified as held for sale	Other	As of December 31, 2009
Inventories and work-in-progress, net	1,022.0	16.2	6.1	(3.6)	4.4	(53.5)	5.7	997.3
Operating receivables, net	13,093.2	(407.7)	(82.3)	(219.8)	95.5	(107.6)	(123.8)	12,247.5
Operating payables, net	13,591.8	(99.7)	-	(227.9)	105.3	(174.7)	(119.1)	13,075.7
Net working capital	523.4	(291.8)	(76.2)	4.5	(5.4)	13.6	1.0	169.1

The amount transferred to “Assets classified as held for sale” and “Liabilities directly associated with assets classified as held for sale” primarily concerns incineration activities in the United States in the Environmental Services Division and Renewable Energy activities.

Net working capital includes “operating” working capital (inventories, trade receivables, trade payables and other operating receivables and payables, tax receivables and payables other than current tax), “tax” working capital (current tax receivables and payables) and “investment” working capital (receivables and payables in respect of capital expenditure). Movements in each of these working capital categories in 2009 are as follows:

(€ million)	As of December 31, 2008	Changes in business	Impairrment losses	Changes in consolidation scope	Foreign exchange translation	Reclassification in assets / liabilities classified as held for sale	Other	As of December 31, 2009
Inventories and work-in-progress, net	1,022.0	16.2	6.1	(3.6)	4.4	(53.5)	5.7	997.3
Operating receivables (including tax receivables other than current tax)	12,844.4	(434.7)	(82.5)	(217.1)	89.0	(92.7)	(59.6)	12,046.8
Operating payables (including tax payables other than current tax)	(12,791.9)	62.7	-	207.2	(94.3)	73.5	42.3	(12,500.5)
Operating working capital	1,074.5	(355.8)	(76.4)	(13.5)	(0.9)	(72.7)	(11.6)	543.6
Tax receivables (current tax)	227.0	31.4	-	(2.7)	6.5	(13.3)	(59.2)	189.7
Tax payables (current tax)	(324.7)	(19.0)	-	(1.7)	(12.3)	72.1	64.8	(220.8)
Tax working capital	(97.7)	12.4	-	(4.4)	(5.8)	58.8	5.6	(31.1)
Receivables on non-current asset disposals	21.8	(4.4)	0.2	0.0	-	(1.6)	(5.0)	11
Capital expenditure payables	(475.2)	56.0	-	22.4	1.3	29.1	12.0	(354.4)
Investment working capital	(453.4)	51.6	0.2	22.4	1.3	27.5	7.0	(343.4)
Net working capital	523.4	(291.8)	(76.2)	4.5	(5.4)	13.6	1.0	169.1

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Movements in inventories during 2009 are as follows:

Stocks (€ million)	As of December 31, 2008	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Reclassification in assets / liabilities classified as held for sale	Other	As of December 31, 2009
Raw materials and supplies	635.3	16.0	-	-	(6.6)	5.1	(12.5)	(6.4)	630.9
Work-in-progress	329.3	1.4	-	-	(0.4)	(1.8)	(42.7)	1.3	287.1
Other inventories (1)	139.4	(1.2)	-	-	3.0	2.3	0.1	10.6	154.2
Inventories and work-in-progress, gross	1,104.0	16.2	-	-	(4.0)	5.6	(55.1)	5.5	1 ,072.2
Impairment losses on inventories and work-in-progress	(82.0)	-	(36.5)	42.6	0.4	(1.2)	1.6	0.2	(74.9)
Inventories and work-in-progress, net	1,022.0	16.2	(36.5)	42.6	(3.6)	4.4	(53.5)	5.7	997.3
(1)	Including CO2 inventory

Inventories mainly concern the Water Division in the amount of €335.5 million and the Energy Services Division in the amount of €389.2 million.

Movements in operating receivables during 2009 are as follows:

Operating receivables (€ million)	As of December 31, 2008	Changes in business	Impairment losses (1)	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Reclassification in assets / liabilities classified as held for sale	Other	As of December 31, 2009
Trade receivables	10,253.0	(378.2)	-	-	(199.6)	55.8	(56.9)	(32.5)	9,641.6
Impairment losses on trade receivables	(550.9)	-	(180.5)	112.2	11.3	(0.3)	9.5	38.4	(560.3)
Trade receivables, net (2)	9,702.1	(378.2)	(180.5)	112.2	(188.3)	55.5	(47.4)	5.9	9,081.3
Other operating receivables	1,314.1	(63.3)	-	-	(12.0)	24.6	(15.2)	(70.2)	1,178.0
Impairment losses on other operating receivables	(59.6)	-	(27.7)	13.7	0.0	(0.2)	-	(3.0)	(76.8)
Other operating receivables, net (2)	1,254.5	(63.3)	(27.7)	13.7	(12.0)	24.4	(15.2)	(73.2)	1,101.2
Other receivables (3)	663.4	89.0	-	-	(1.7)	8.1	(28.4)	0.9	731.3
Tax receivables	1,473.2	(55.2)	-	-	(17.8)	7.5	(16.6)	(57.4)	1,333.7
Operating receivables, net	13,093.2	(407.7)	(208.2)	125.9	(219.8)	95.5	(107.6)	(123.8)	12,247.5
(1)	Impairment losses are recorded in operating income and included in the line “Changes in working capital” in the Consolidated Cash Flow Statement.
(2)	Financial assets as defined by IAS 39, valued in accordance with the rules applicable to loans and receivables.
(3)	Receivables recognized on a percentage completion basis in respect of construction activities and prepayments.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Operating receivables are treated as loans and receivables for accounting purposes. Short-term commercial receivables and payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Changes in consolidation scope primarily concerned the following acquisitions and disposals:
➢
Water: change in consolidation method (from full to proportionate consolidation) of the Water Division in North Africa and the Middle East following a change in governance for -€111.6 million and change in consolidation method (from proportionate to full consolidation) of Italian concessions for €47.6 million.

➢	Environmental Services: sale of the VPNM sub-group for -€84.4 million.
➢	Transportation: sale of Freight activities for -€59 million.

Foreign exchange translation gains and losses are primarily due to the appreciation of the Australian dollar, Brazilian real and pound sterling against the euro.

Securitization of receivables in France

Securitized debts total €499.7 million as of December 31, 2009 compared to €496.6 million at the end of December 2008.

These receivables are retained in assets and the financing secured is recorded in “Current borrowings” (see Note 17, Current borrowings).

Assignment of receivables

Receivables definitively assigned to third parties in the Energy Services Division in Italy totaled €178 million as of December 31, 2009, compared to €69.4 million as of December 31, 2008 and €25.5 million as of December 31, 2007.

Movements in operating payables during 2009 are as follows:

Operating payables (€ million)	As of December 31, 2008	Changes in business	Changes in consolidation scope	Foreign exchange translation	Reclassification in assets / liabilities classified as held for sale	Other	As of December 31, 2009
Trade payables (1)	5,634.5	(273.7)	(50.4)	35.3	(30.4)	(4.3)	5,311.0
Other current operating payables (1)	5,112.2	1.9	(129.7)	47.3	(63.6)	(34.7)	4,933.4
Other liabilities (2)	1,255.6	90.8	(1.2)	6.8	(6.0)	(21.6)	1,324.4
Tax and employee-related liabilities	1,589.5	81.3	(46.6)	15.9	(74.7)	(58.5)	1,506.9
Operating payables	13,591.8	(99.7)	(227.9)	105.3	(174.7)	(119.1)	13,075.7
(1)	Financial liabilities as defined by IAS 39, measured at amortized cost.
(2)	Primarily deferred income.

Trade payables are treated as liabilities at amortized cost in accordance with IAS 39 for accounting purposes.  Short-term commercial payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Changes in consolidation scope primarily concerned the following acquisitions and disposals:
➢
Water: change in consolidation method (from full consolidation to proportionate consolidation) of the Water Division in North Africa and the Middle East following a change in governance for -€123.4 million;

➢	Environmental Services: sale of the VPNM sub-group for -€99.1 million.
➢	Transportation: sale of Freight activities for - €54.3 million.

Foreign exchange translation gains and losses are primarily due to the appreciation of the Australian dollar, Brazilian real and pound sterling against the euro.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Recap:	Movements in net working capital during 2008 are as follows:

(€ million)	As of December 31, 2007	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2008
Inventories and work-in-progress, net	839.4	172.1	(43.2)	75.4	(20.6)	(1.1)	1,022.0
Operating receivables, net	12,459.4	857.4	(24.6)	(33.7)	(183.2)	17.9	13,093.2
Operating payables, net	12,944.8	983.2	-	(36.6)	(231.3)	(68.3)	13,591.8
Net working capital	354.0	46.3	(67.8)	78.3	27.5	85.1	523.4

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

14	Cash and cash equivalents and bank overdrafts and other cash position items

Movements in cash and cash equivalents and bank overdrafts and other cash position items during 2009 are as follows:

(€ million)	As of December 31, 2008	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Other	As of December 31, 2009
Cash	1,317.9	44.1	(57.3)	-	24.3	(18.6)	1,310.4
Cash equivalents	2,531.7	1,797.1	(20.7)	1.3	(0.4)	(5.0)	4,304.0
Cash & cash equivalents	3,849.6	1,841.2	(78.0)	1.3	23.9	(23.6)	5,614.4
Bank overdrafts and other cash position items	465.7	(3.4)	(6.4)		(1.4)	0.4	454.9
Net cash	3,383.9	1,844.6	(71.6)	1.3	25.3	(24.0)	5,159.5
(1)	Fair value adjustments are recorded in financial income and expenses.

Cash and cash equivalents of -€23.7 million were transferred to “Assets classified as held for sale” in 2009.

Changes in consolidation scope primarily concerned the following disposals:
➢	Transportation: sale of Freight activities for - €32.2 million.
➢	Environmental Services: sale of the VPNM sub-group for -€38.6 million.
➢	Water: change in the consolidation method (from full to proportionate consolidation) in North Africa and the Middle East for -€10.2 million.

As of December 31, 2009, the Water Division held cash of €477.5 million, the Environmental Services Division held cash of €182.9 million, the Energy Services Division held cash of €280.4 million, the Transportation Division held cash of €158.6 million, Veolia Environnement SA held cash of €41.4 million and certain subsidiaries (primarily insurance) held cash of €169.6 million.

Investment supports used by the Group include UCITS (Undertakings for Collective Investment in Transferable Securities), negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) and monetary notes.

Surplus cash balances of other Group subsidiaries, not pooled at Veolia Environnement SA level, are invested in accordance with procedures defined by the Group. Note 29.3.2 – Management of liquidity risk, presents a breakdown of investments by nature.

As of December 31, 2009, cash equivalents were primarily held by Veolia Environnement SA in the amount of €4,049.8 million including monetary UCITS of €3,037.9 million, negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) of €375.2 million, monetary notes of €385.0 million and term deposit accounts of €250.0 million. Cash equivalents are accounted for as assets designated at fair value through the Consolidated Income Statement.

Bank overdrafts and other cash position items consist of credit balances on bank accounts and related accrued interest payable, corresponding to brief overdrafts.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Recap:	movements in cash and cash equivalents during 2008 are as follows:

(€ million)	As of December 31, 2007	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Other	As of December 31, 2008
Cash	1,449.5	(119.0)	16.2	-	(24.7)	(4.1)	1,317.9
Cash equivalents	1,666.1	845.1	13.0	-	(2.9)	10.4	2,531.7
Cash & cash equivalents	3,115.6	726.1	29.2	-	(27.6)	6.3	3,849.6
Bank overdrafts and other cash position items	459.4	32.7	18.1		(6.0)	(38.5)	465.7
Net cash	2,656.2	693.4	11.1		(21.6)	44.8	3,383.9
(1)	Fair value adjustments are recorded in financial income and expenses.

Cash and cash equivalents of €1.8 million were transferred to “Assets classified as held for sale” in 2008, compared to €0.3 million in 2007.

As of December 31, 2008, the Water Division held cash of €492.0 million, the Environmental Services Division held cash of €204.2 million, the Energy Services Division held cash of €268.5 million, the Transportation Division held cash of €176.2 million, Veolia Environnement SA held cash of €3.3 million and certain subsidiaries (primarily insurance) held cash of €173.7 million.

As of December 31, 2008, cash equivalents were primarily held by Veolia Environnement SA in the amount of €2,280.2 million including non-dynamic monetary UCITS of €586.0 million, negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) of €955.8 million and monetary notes of €729.2 million. Cash equivalents are accounted for as assets designated at fair value through the Consolidated Income Statement.

Bank overdrafts and other cash position items consist of credit balances on bank accounts and related accrued interest payable, corresponding to brief overdrafts. The contributors in 2008 are the Water Division (€210.7 million), the Environmental Services Division (€99.1 million), the Energy Services Division (€77.9 million), the Transportation Division (€43.4 million) and other (€34.6 million).

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

15	Equity

15.1	Share capital management objectives, policies and procedures

Veolia Environnement manages its share capital within the framework of a prudent and rigorous financial policy that seeks to ensure easy access to French and international capital markets, to enable investment in projects that create value and provide shareholders with a satisfactory remuneration, while maintaining a credit rating in excess of BBB.
This policy has led Veolia Environnement to define a debt coverage ratio: Net debt / (Operating cash flow before changes in working capital + principal payments on operating financial assets) of between 3.5 and 4.

Net debt represents gross borrowings (non-current borrowings, current borrowings, bank overdrafts and other cash position items), less cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

15.2	Total equity attributable to owners of the Company

15.2.1	Share capital

The share capital is fully paid up.

Share capital increases

On July 10, 2007, Veolia Environnement performed a share capital increase for cash with retention of preferential subscription rights in the amount of €2,558.1 million (after offset of share capital increase costs of €23.3 million against additional paid-in capital).

In addition in 2007, Veolia Environnement performed a share capital increase of €156.2 million, subscribed by members of the Group employee savings plan in France and abroad. The discount on the issue price was expensed in the amount of €33.8 million.

Furthermore, the share capital was increased by €119.7 million (including additional paid-in capital) following the exercise of share purchase and subscription options.

In 2008, Veolia Environnement performed a share capital increase of €22 million following the exercise of share purchase and subscription options.

In 2009, Veolia Environnement performed a share capital increase of €322 million on the payment of scrip dividends. As decided by the Annual General Meeting of Shareholders of May 7, 2009, the Group offered shareholders a choice of payment of the dividend in cash or shares. Shareholders elected for the payment of 58% of dividends in shares, leading to the creation of 20,111,683 shares, representing just over 4.25% of the share capital and 4.39% of voting rights.

In addition in 2009, Veolia performed a share capital increase (including additional-paid-in capital) reserved for employees (Group employee savings plan) of €19.4 million (excluding issuance costs). A discount was not granted on the subscription price.

Finally, Veolia Environnement performed a share capital increase of €0.7 million following the exercise of share options.

Number of shares outstanding and par value:

The number of shares outstanding is 471,762,756 shares as of December 31, 2007, 472,576,666 shares as of December 31, 2008 and 493,630,374 shares as of December 31, 2009 (including treasury shares). The par value of each share is €5.

15.2.2	Offset of treasury shares against equity

In 2007, the net decrease in treasury shares was -133,654 shares, for a net carrying amount of €3.2 million. As of December 31, 2007, the Group held 15,120,654 of its own shares.

In 2008, the net decrease in treasury shares was -140,620 shares, for a net carrying amount of €3.2 million. As of December 31, 2008, the Group held 14,980,034 of its own shares.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

In 2009, Veolia Environnement transferred 109,533 shares as consideration for an external growth transaction performed by a subsidiary for an amount of €1.9 million and 138,909 shares as part of the share capital increase reserved for employees; as of December 31, 2009, the Group held 14,731,592 of its own shares.

15.2.3	Share purchase and subscription options

In accordance with IFRS 2, an expense of €15.6 million in 2007, €5.5 million in 2008 million and €10.9 million in 2009 was recognized in respect of share option plans granted to employees.

15.2.4	Appropriation of net income and dividend distribution

A dividend of €553.8 million was distributed by Veolia Environnement SA. 2008 net income attributable to owners of the Company of €405.1 million was appropriated in full to the distribution of dividends.

15.2.5	Foreign exchange translation reserves

Accumulated foreign exchange translation reserves as of January 1, 2007 are positive in the amount of €144.6 million (portion attributable to owners of the Company), including €32.6 million related to the Korean won, €60.4 million related to the pound sterling, €68.8 million related to the Czech crown and -€45.9 million related to the U.S. dollar.

In 2007, translation losses of -€263.7 million (portion attributable to owners of the Company) concerned the U.S. dollar in the amount of -€80.3 million, the pound sterling in the amount of -€122.2 million and the Chinese renminbi yuan in the amount of -€41.9 million.

Accumulated foreign exchange translation reserves as of December 31, 2007 are negative in the amount of -€119.1 million (portion attributable to owners of the Company), including -€126.2 million related to the U.S. dollar, -€61.8 million related to the pound sterling, €80.7 million related to the Czech crown and -€46.0 million related to the Chinese renminbi yuan.

In 2008, translation losses of -€313.8 million (portion attributable to owners of the Company) primarily concerned the pound sterling in the amount of -€324.1 million, the U.S. dollar in the amount of €74.4 million and the Chinese renminbi yuan in the amount of €156.1 million.

Accumulated foreign exchange translation reserves as of December 31, 2008 are negative in the amount of -€432.9 million (portion attributable to owners of the Company), including -€51.8 million related to the U.S. dollar, -€385.9 million related to the pound sterling, €74 million related to the Czech crown and €110.1 million related to the Chinese renminbi yuan.

In 2009, translation gains of €88.5 million (portion attributable to equity owners of the Company) concerned the U.S. dollar in the amount of -€57.5 million, the pound sterling in the amount of +€65.8 million, the Chinese renminbi yuan in the amount of -€85.0 million and the Australian dollar in the amount of +€60.0 million.

The increase in foreign exchange translation reserves primarily reflects the appreciation of the pound sterling and Australian dollar against the euro in 2009, while the U.S. dollar and Chinese renminbi yuan depreciated against the euro. Movements in foreign exchange translation reserves are nonetheless significantly reduced by the Group policy of securing borrowings in the local currency.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Movements in foreign exchange translation reserves (attributable to owners of the Company and to non-controlling interests)

(€ million)	Total	o/w attributable to owners of the Company
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	(26.1)	(84.8)
Translation differences on net foreign investments	(36.8)	(34.3)
As of December 31, 2007	(62.9)	(119.1)
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	(333.0)	(379.8)
Translation differences on net foreign investments	(52.8)	(53.1)
As of December 31, 2008	(385.8)	(432.9)
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	73.2	82.5
Translation differences on net foreign investments	6.2	6.0
Movements in 2009	79.4	88.5
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	(259.8)	(297.2)
Translation differences on net foreign investments	(46.6)	(47.2)
As of December 31, 2009	(306.4)	(344.4)

Breakdown by currency of Foreign exchange translation reserves attributable to owners of the Company:

(€ million)	As of December 31, 2007	As of December 31, 2008	Movement	As of December 31, 2009
Pound sterling	(61.8)	(385.9)	65.8	(320.1)
Chinese renminbi yuan	(46.0)	110.1	(85.0)	25.1
Czech crown	80.7	74.0	7.6	81.6
U.S. dollar	(126.2)	(51.8)	(57.5)	(109.3)
Australian dollar	(0.7)	(45.5)	60.0	14.5
Korean won	8.8	(32.3)	4.9	(27.4)
Polish zloty	11.3	(24.7)	16.0	(8.7)
Hong Kong dollar	16.3	(24.5)	18.8	(5.7)
Norwegian crown	2.4	(17.9)	16.1	(1.8)
Romanian leu	4.9	(7.1)	(5.3)	(12.4)
Canadian dollar	7.7	(4.8)	9.4	4.6
Swedish krona	(5.6)	(3.9)	16.7	12.8
Hungarian florint	2.7	(3.4)	(1.4)	(4.8)
Mexican peso	2.0	(1.1)	(6.7)	(7.8)
Egyptian pound	(0.6)	(0.8)	0.2	(0.6)
Other currencies	(15.0)	(13.3)	28.9	15.6
Total	(119.1)	(432.9)	88.5	(344.4)

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

15.2.6	Fair value reserves

Fair value reserves attributable to owners of the Company are €21.6 million as of December 31, 2007, -€79.2 million as of December 31, 2008 and -€43.5 million as of December 31, 2009.

(€ million)	Available-for sale securities	Commodity derivatives hedging cash flows	Foreign currency derivatives hedging cash flows	Interest rate derivatives hedging cash flows	Total	o/w Attributable to owners of the Company
As of December 31, 2007	34.4	1.0	0.8	(16.1)	20.1	21.6
Fair value adjustments	(18.5)	(32.9)	(0.6)	(60.1)	(112.1)	(101.6)
Other movements	0.1	4.1	-	0.9	5.1	0.8
As of December 31, 2008	16.0	(27.8)	0.2	(75.3)	(86.9)	(79.2)
Fair value adjustments	(4.0)	22.3	3.4	17.7	39.4	38.6
Other movements		(4.0)	0.5	0.3	(3.2)	(2.9)
As of December 31, 2009	12.0	(9.5)	4.1	(57.3)	(50.7)	(43.5)
Amounts are presented net of tax

No material amounts were released to the Consolidated Income Statement in respect of interest rate derivatives hedging cash flows and recorded in finance costs and income.

15.3	Non-controlling interests

A breakdown of the movement in non-controlling interests is presented in the Statement of Changes in Equity.

The increase in non-controlling interests in 2009 is due to the dividend distribution for -€202.0 million, offset by the net income for the year of €257.8 million and the various share capital increases  for €149.8 million.

The decrease in non-controlling interests in 2008 is mainly due to the share capital reduction performed by the company carrying the Berlin contract in the Water Division for -€131.2 million and the distribution of dividends for -€200.8 million, partially offset by the net income for the year of €304.1 million.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

16	NON-CURRENT AND CURRENT PROVISIONS

Pursuant to IAS 37 (see Note 1.14), provisions maturing after more than one year are discounted. Discount rates used were as follows:

Discount rates

	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Euro
2 to 5 years	2.49%	5.67%	5.27%
6 to 10 years	4.14%	5.97%	5.52%
More than ten years	5.59%	6.65%	6.04%
U.S. Dollar
2 to 5 years	2.24%	4.95%	4.35%
6 to 10 years	4 .67%	5.75%	4.94%
More than ten years	5.92%	6.82%	5.84%
Pound Sterling
2 to 5 years	2.26%	6.13%	5.51%
6 to 10 years	4.43%	6.40%	5.66%
More than ten years	5.68%	6.46%	5.88%

The discount rate calculation methodology is presented in Note 2, Use of management estimates in the application of Group accounting standards.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Movements in non-current provisions during 2009 are as follows:

(€ million)	As of December 31, 2008	Addition / charge	Repayment / Utilization during the year	Reversal	Actuarial gains (losses)	Unwinding of discount	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Tax litigations	126.0	45.7	(27.9)	(3.2)	-	(0.1)	-	-	(28.9)	11.7	123.3
Employee litigations	9.3	2.7	(0.3)	(0.5)	-	0.1	(0.2)	-	(0.8)	0.4	10.7
Other litigations	76.2	31.0	(4.7)	(4.4)	-	2.0	-	(0.2)	(10.4)	8.4	97.9
Contractual commitments	248.6	186.1	(173.3)	(1.3)	-	1.4	-	-	-	6.2	267.7
Provisions for work-in-progress & losses to completion on LT contracts	226.6	33.9	(10.0)	(1.7)	-	10.6	0.8	0.9	(41.0)	(4.9)	215.2
Closure and post-closure costs	520.4	19.6	(5.9)	(10.5)	-	111.1	9.8	3.5	(37.1)	(3.0)	607.9
Restructuring provisions	1.2	0.2	(0.1)	(0.3)	-	-	-	-	(0.2)	-	0.8
Self-insurance provisions	126.7	59.4	(53.8)	(0.6)	-	2.9	-	(0.3)	(21.2)	(0.4)	112.7
Other	97.0	16.6	(22.1)	(3.9)	-	1.5	(1.2)	-	(12.7)	1.7	76.9
Non-current provisions excl. pensions and other employee benefits	1,432.0	395.2	(298.1)	(26.4)	-	129.5	9.2	3.9	(152.3)	20.1	1 513.1
Provisions for pensions and other employee benefits	728.2	89.1	(101.3)	(31.0)	68.5	38.3	(7.9)	14.1	-	(20.0)	778.0
Non-current provisions	2,160.2	484.3	(399.4)	(57.4)	68.5	167.8	1.3	18.0	(152.3)	0.1	2,291.1

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Movements in current provisions during 2009 are as follows:

(€ million)	As of December 31, 2008	Charge	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Tax litigations	63.2	18.2	(20.9)	(35.5)	(0.7)	0.1	28.9	(9.1)	44.2
Employee litigations	28.7	11.9	(8.6)	(3.4)	(5.3)	0.1	0.8	0.3	24.5
Other litigations	113.0	46.6	(26.1)	(19.6)	(0.3)	(0.5)	10.5	(6.8)	116.8
Provisions for work-in-progress & losses to completion on LT contracts	158.8	85.2	(94.8)	(10.1)	1.3	2.7	41.0	(35.7)	148.4
Closure and post-closure costs	68.7	12.1	(37.8)	(1.7)	(2.8)	1.5	37.1	1.3	78.4
Restructuring provisions	26.6	5.3	(18.6)	(3.3)	(0.1)	0.2	0.2	(1.4)	8.9
Self-insurance provisions	106.0	84.1	(70.4)	(2.7)	0.6	(1.0)	21.2	(2.7)	135.1
Other	208.1	122.5	(102.4)	(33.2)	(5.6)	1.7	12.6	(10.8)	192.9
Current provisions	773.1	385.9	(379.6)	(109.5)	(12.9)	4.8	152.3	(64.9)	749.2

Movements in current and non-current provisions break down as follows:

Litigation

This provision covers all losses that are considered probable and that relate to litigation (taxation, employee or other) arising in the normal course of Veolia Environnement’s business operations.

The Water, Energy Services and Environmental Services Divisions account for the majority of the provisions (€220.7 million, €85.2 million and €57.0 million respectively).

Contractual commitments

As part of its obligations under public services contracts, Veolia Environnement generally assumes responsibility for the maintenance and repair of the installations it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed. These provisions total €267.7 million and primarily relate to the Water and Energy Services Divisions in the amount of €174.1 million and €93.6 million respectively.

Work-in-progress and losses to completion on long-term contracts

As of December 31, 2009, these provisions mainly concerned the Water Division (primarily engineering and construction activities) in the amount of €113.7 million, the Transportation Division in the amount of €142 million and the Environmental Services Division in the amount of €100.7 million.

These provisions also include warranty and customer care provisions in the engineering and construction businesses.

Closure and post-closure costs

This provision encompasses the legal and contractual obligations of the Group on the completion of operating activities at a site (primarily site restoration provisions) and, more generally, expenditure associated with environmental protection as defined in the ethics charter of each entity (provision for environmental risks).

These provisions total €686.3 million and primarily concern the Environmental Services Division in the amount of €610.6 million in 2009, compared to €508.9 million in 2008 and €532.1 million in 2007 and the Energy Services Division in the amount of €58.8 million in 2009, compared to €63.8 million in 2008 and €55.6 million in 2007.

The increase in these provisions is mainly due to the unwinding of the discount in the Environmental Services Division in the amount of €110.3 million.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Provisions for site restoration cover obligations relating to closure and post-closure costs at waste disposal facilities operated by the Group and for which it is responsible. These provisions primarily concern the Environmental Services Division. Forecast site restoration costs are provided pro rata to waste tonnage deposited over the authorized duration of the sites and totaled €622.7 million at the end of 2009, including €567.2 million in respect of the Environmental Services Division compared to €527.4 million at the end of 2008 and €452.8 million at the end of 2007.

Other provisions concern environmental risks in the amount of €48.2 million, compared to €46.5 million in 2008 and €66.0 million in 2007 and plant dismantling in the Water, Energy Services and Environmental Services Divisions in the amount of €15.5 million in 2009, compared to €15.3 million in 2008 and €18.2 million in 2007.

Self-insurance provisions

As of December 31, 2009, self-insurance provisions totaled €247.8 million and were mainly recorded by Group insurance and reinsurance subsidiaries in the amount of €129.2 million, the Energy Services Division in the amount of €39.5 million and the Transportation Division in the amount of €39.6 million.

Other

Other provisions include various obligations recorded as part of the normal operation of the Group's subsidiaries.

Pensions and other employee benefits

Provisions for pensions and other employee benefits as of December 31, 2009 total €778.0 million, and include provisions for pensions and other post-employment benefits of €627.8 million (governed by IAS 19 and detailed in Note 30, Employee benefit obligation) and provisions for other long-term benefits of €150.2 million.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Recap:	Movements in non-current provisions and other debt during 2008 are as follows:

(€ million)	As of December 31, 2007	Addition / charge	Repayment / Utilization	Reversals	Actuarial gains (losses)	Unwinding of discount	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Tax litigations	95.7	40.6	(19.1)	(0.7)	-	1.6	8.9	(0.9)	(0.6)	0.5	126.0
Employee litigations	10.3	2.7	(1.0)	(2.2)	-	0.1	-	-	(0.6)	-	9.3
Other litigations	78.7	16.5	(4.0)	(11.4)	-	2.3	0.8	0.2	(10.0)	3.1	76.2
Contractual commitments	268.1	177.0	(182.8)	(0.2)	-	-	0.4	-	-	(13.9)	248.6
Provisions for work-in-progress & losses to completion on LT contracts	276.4	23.0	(39.9)	(2.1)	-	12.1	24.1	(2.6)	(64.0)	(0.4)	226.6
Closure and post-closure costs	539.6	0.3	(12.1)	(1.1)	-	39.3	10.3	(20.1)	(34.1)	(1.7)	520.4
Restructuring provisions	1.3	0.2	(0.2)	(0.1)	-	-	-	-	-	-	1.2
Self-insurance provisions	133.8	27.3	(36.9)	(0.2)	-	3.6	(2.6)	1.9	(0.3)	0.1	126.7
Other	89.2	28.1	(9.3)	(9.7)	-	1.9	8.5	(4.7)	(6.3)	(0.7)	97.0
Non-current provisions excl. pensions and other employee benefits	1,493.1	315.7	(305.3)	(27.7)	-	60.9	50.4	(26.2)	(115.9)	(13.0)	1,432.0
Provisions for pensions and other employee benefits	645.8	78.5	(84.1)	(14.4)	135.5	21.0	(12.3)	(34.1)	-	(7.7)	728.2
Non-current provisions and other debt	2,138.9	394.2	(389.4)	(42.1)	135.5	81.9	38.1	(60.3)	(115.9)	(20.7)	2,160.2

* See Note 30, Employee benefit obligation.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Recap:	Movements in current provisions during 2008 are as follows:

(€ million)	As of December 31, 2007	Charge	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Tax litigations	88.0	25.4	(30.1)	(4.4)	(2.0)	(0.6)	0.6	(13.7)	63.2
Employee litigations	28.7	15.7	(11.5)	(3.6)	(1.2)	(0.1)	0.6	0.1	28.7
Other litigations	125.5	51.9	(29.7)	(39.6)	(0.4)	(0.6)	10.7	(4.8)	113.0
Provisions for work-in-progress & losses to completion on LT contracts	189.8	58.4	(116.3)	(7.9)	(4.2)	(5.2)	64.0	(19.8)	158.8
Closure and post-closure costs	65.9	4.9	(34.5)	(0.3)	(0.8)	(4.4)	34.1	3.8	68.7
Restructuring provisions	32.0	23.0	(21.2)	(7.2)	1.0	(1.0)	-	-	26.6
Self-insurance provisions	100.4	49.3	(40.3)	(2.8)	(1.8)	0.6	0.4	0.2	106.0
Other	195.4	102.2	(70.5)	(39.6)	(0.7)	(4.1)	5.6	19.8	208.1
Current provisions	825.7	330.8	(354.1)	(105.4)	(10.1)	(15.4)	116.0	(14.4)	773.1

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

17	NON-CURRENT AND CURRENT BORROWINGS

	As of December 31,
(€ million)	Non-current			Current			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Bonds	13,264.5	11,097.6	9,009.6	36.9	67.7	1,253.8	13,301.4	11,165.3	10,263.4
- maturing in < 1 year		-	-	36.9	67.7	1,253.8	36.9	67.7	1,253.8
- maturing in 2-3 years	1,045.2	61.9	122.3		-	-	1,045.2	61.9	122.3
- maturing in 4-5 years	2,951.7	2,726.5	1,020.5		-	-	2,951.7	2,726.5	1,020.5
- maturing in > 5 years	9,267.6	8,309.2	7,866.8		-	-	9,267.6	8,309.2	7,866.8
Other borrowings	4,382.8	5,966.3	4,938.4	2 946.2	3,152.0	2,551.2	7,329.0	9,118.3	7,489.6
- maturing in < 1 year		-	-	2 946.2	3,152.0	2,551.2	2,946.2	3,152.0	2,551.2
- maturing in 2-3 years	1,511.1	1,434.3	1,636.4		-	-	1,511.1	1,434.3	1,636.4
- maturing in 4-5 years	779.7	1,941.5	1,120.2		-	-	779.7	1,941.5	1,120.2
- maturing in > 5 years	2,092.0	2,590.5	2,181.8		-	-	2,092.0	2,590.5	2,181.8
Total non-current and current borrowings	17,647.3	17,063.9	13,948.0	2 983.1	3,219.7	3,805.0	20,630.4	20,283.6	17,753.0

17.1	Movements in non-current and current bonds

Movements in non-current and current bonds during 2009 are as follows:

(€ million)	As of December 31, 2008	Increases / subscriptions	Repayments	Changes in consolidation scope (2)	Fair value adjustments (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Non-current bonds	11,097.6	2,243.0	(0.0)	(39.1)	(2.8)	15.0	(48.3)	(0.9)	13,264.5
Current bonds	67.7	0.0	(72.0)	(7.6)	-	0.7	48.3	(0.2)	36.9
Total bonds	11,165.3	2,243.0	(72.0)	(46.7)	(2.8)	15.7	-	(1.1)	13,301.4
(1)	Fair value adjustments are recorded in financial income and expenses.
(2)	Changes in consolidation scope are mainly due to the sale of incineration activities in the United States in the Environmental Services Division

Non-current borrowings are recorded as financial liabilities at amortized cost for accounting purposes. Hedging transactions were entered into in respect of certain fixed-rate borrowings in 2009. Fair value hedge accounting was applied to these transactions.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Non-current bonds break down by maturity as follows:

				Maturity
(€ million)	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009	2 to 3 years	4 to 5 years	> 5 years
Publicly offered or traded issuances (a)	8,191.1	10,290.9	12,511.8	1,012.1	2,779.7	8,720.0
European market (i)	8,191.1	8,884.3	11,206.7	1,012.1	2,276.2	7,918.4
U.S. market (ii)	-	1,406.6	1,305.1		503.5	801.6
Private placements (b)	288.8	320.2	299.1		142.6	156.5
Three Valleys bond issue (c)	267.6	206.1	221.2			221.2
Stirling Water Seafield Finance bond issue (d)	59.3	88.0	90.7	6.8	7.7	76.2
Other amounts < €50 million in 2009	202.8	192.4	141.7	26.3	21.7	93.7
Bonds	9,009.6	11,097.6	13,264.5	1,045.2	2,951.7	9,267.6

(a)	Publicly offered or traded issuances

(i)
European market: As of December 31, 2009, the amount in the Consolidated Statement of Financial Position in respect of bonds issued under the European Medium Term Notes (EMTN) Program totaled €11,229.4 million, including €11,206.7 million maturing in more than one year. The impact of the fair value measurement of non-current bonds was €188.8 million.

Veolia Environnement issued notes under its EMTN program for a nominal amount of €2,250 million as of December 31, 2009. These issues break down as follows:
•	On April 22, 2009, Veolia Environnement performed the following bond issues:
o	€1,250 million bond issue bearing fixed-rate interest of 5.25% and maturing in 2014;
o	€750 million bond issue bearing fixed-rate interest of 6.75% and maturing in 2019;
•	On June 29, 2009, Veolia Environnement performed a €250 million bond issue bearing fixed-rate interest of 5.70% and maturing in 8 years in 2017.

The Series 9 bond issue (CZK 600 million) maturing on April 23, 2010 was transferred to current borrowings (€22.6 million euro equivalent).

(ii)
U.S. market: As of December 31, 2009, nominal outstandings on the bond issues performed in the United States on May 27, 2008 total €1,249.5 million (euro equivalent) and the amount in the Consolidated Statement of Financial Position is €1,305.1 million (including fair value adjustments of €34.2 million). These fixed-rate bond issues total U.S.$1.8 billion and comprise three tranches:

•	Tranche 1, maturing June 3, 2013, of U.S.$700 million, bearing fixed-rate interest of 5.25%,
•	Tranche 2, maturing June 1, 2018, of U.S.$700 million, bearing fixed-rate interest of 6%,
•	Tranche 3, maturing June 1, 2038, of U.S.$400 million, bearing fixed-rate interest of 6.75%.

(b)
Private placements: As of December 31, 2009, the euro-equivalent amount in the Consolidated Statement of Financial Position of private placements performed in the United States in 2003 (USPP) is €299.1 million (including fair value adjustments of €12.6 million). These bond issue comprise five tranches:

-
Tranches A, B and C, maturing January 30, 2013, of €33 million (fixed-rate interest of 5.84%), £7 million (fixed-rate interest of 6.22%) and U.S.$ 147 million (fixed-rate interest of 5.78%) respectively

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

-	Tranche D, maturing January 30, 2015, of U.S.$125 million, bearing fixed-rate interest of 6.02%
-	Tranche E, maturing January 30, 2018, of U.S.$85 million, bearing fixed-rate interest of 6.31%

(c)
Three Valleys bond issue: The €200 million bond issue performed by Three Valleys in the U.K. (Water Division) in July 2004, bearing interest of 5.875%, is recognized as of December 31, 2009 at amortized cost for a euro equivalent of €221.2 million. This bond matures on July 13, 2026.

(d)
Stirling Water Seafield Finance bond issue: The outstanding balance as of December 31, 2009 on the amortizable bond issue performed in 1999 by Stirling Water Seafield Finance (Veolia Water UK subsidiary, Water Division), is GBP 99.6 million. This bond issue is recognized at amortized cost for a euro equivalent of €90.7 million as of December 31, 2009 (non-current portion). Stirling Water was proportionately consolidated in the amount of 49% in 2007 and has been fully consolidated since December 2008 following the buy-out of non-controlling interests. This bond matures on September 26, 2026.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Breakdown of non-current bond issues by component:

Operation (€ million)	Final maturity	Currency	Nominal	Interest rate	Net carrying amount
Series 7	02/01/2012	EUR	1,000	5.88%	1,012
Series 10	05/28/2013	EUR	1,000	4.88%	1,025
Series 10 bis	05/28/2018	EUR	750	5.38%	788
Series 12	11/25/2033	EUR	700	6.13%	695
Series 14	06/30/2015	USD	35	4.69%	36
				(indexed to European inflation)
Series 15	06/17/2015	EUR	875	1.75%	920
Series 17	02/12/2016	EUR	900	4.00%	922
Series 18	12/11/2020	EUR	600	4.38%	632
Series 21	01/16/2017	EUR	1,140	4.38%	1,177
Series 23	05/24/2022	EUR	1,000	5.13%	1,038
Series 24	10/29/2037	GBP	732	6.13%	713
Series 27	06/29/2017	EUR	250	5.70%	250
Series 25	04/24/2014	EUR	1,250	5.25%	1,250
Series 26	04/24/2019	EUR	750	6.750%	749
Total bond issues (EMTN)	n/a	n/a	10,982	n/a	11,207
USD Series Tranche 1	06/03/2013	USD	486	5.25%	504
USD Series Tranche 2	06/01/2018	USD	485	6%	496
USD Series Tranche 3	06/01/2038	USD	278	6.75%	305
Total publicly offered or traded issuances in USD	n/a	n/a	1,249		1,305
USPP EUR 2013	01/30/2013	EUR	33	5.84%	32
USPP GBP 2013	01/30/2013	GBP	8	6.22%	8
USPP USD 2013	01/30/2013	USD	102	5.78%	102
USPP USD 2015	01/30/2015	USD	87	6.02%	92
USPP USD 2018	01/30/2018	USD	59	6.31%	65
Total U.S. private placements	n/a	n/a	289	n/a	299
Three Valleys bond issue	07/13/2026	GBP	225	5.88%	221
Stirling Water Seafield Finance bond issue	09/26/2026	GBP	100	5.82%	91
Total principal bond issues	n/a	n/a	12,250	n/a	13,123

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Recap :	Movements in bond issues during 2008 are as follows:

(€ million)	As of December 31, 2007	Increases / subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Non-current bonds	9,009.6	1,807.6	(37.7)	47.0	442.8	(121.6)	(68.8)	18.7	11,097.6
Current bonds	1,253.8		(1,261.3)	6.2	(0.5)	0.7	68.8		67.7
Total bonds	10,263.4	1,807.6	(1,299.0)	53.2	442.3	(120.9)	0.0	18.7	11,165.3
(1)	Fair value adjustments are recorded in financial income and expenses.

17.2	Movements in other borrowings

(€ million)	As of December 31, 2008	Increases / subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments(1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2009
Other non-current borrowings	5,966.3	1,102.6	(1,514.8)	(127.7)	6.2	7.5	(1,042.5)	(14.8)	4,382.8
Other current borrowings	3,152.0		(1,179.4)	(8.1)	13.1	(41.8)	1,042.5	(32.1)	2,946.2
Total other borrowings	9,118.3	1,102.6	(2,694.2)	(135.8)	19.3	(34.3)	0.0	(46.9)	7,329.0

Changes in consolidation scope mainly concern the acquisition of Digismart in the Energy Services Division in the amount of €45.9 million and the change in consolidation method (from full to proportionate consolidation) of the Water Division in North Africa and the Middle East, in the amount of -€198.9 million.

Increases and repayments of other non-current borrowings mainly concern management transactions involving the multi-currency syndicated loans.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Breakdown of other non-current borrowings by main component:

				Maturity
(€ million)	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009	2 to 3 years	4 to 5 years	> 5 years
BWB and SPE debts (a)	1,234.8	1,392.4	1,344.7	213.2	307.7	823.8
Finance leases obligations (b)	754.5	751.2	650.4	253.5	137.4	259.5
Multi-currency syndicated loan facility (c)	-	1,109.7	305.4	305.4
Delfluent (d)	118.3	107.6	108.4	9.9	8.7	89.8
Shenzhen (e)	93.2	105.3	99.1	5.7	9.6	83.8
Non-controlling interest put options (Note 1.15.5) (f)	309.9	183.6	95.2	84.4	0.8	10.0
VSA Tecnitalia (g)	164.6	100.4	94.5	35.1	27.4	32.0
Redal (h)	161.3	165.7	92.7	17.3	19.9	55.5
Cogevolt (i)	259.7	170.6	91.0	91.0	0.0	0.0
Syndicated loan facility in CZK (j)	338.0	316.3	75.4	75.4
Aquiris (k)	184.2	175.4	0.0
Other < €100 million	1,319.9	1,388.1	1,426.0	420.2	268.2	737.6
Other non-current borrowings	4,938.4	5,966.3	4,382.8	1,511.1	779.7	2,092.0

(a)	BWB and SPE debts: The Berliner Wasser Betriebe ("BWB" in Water Division) non-current borrowing, proportionately consolidated in the amount of 50%, breaks down as follows:
The debt borne by the operating companies of €1,088.6 million as of December 31, 2009, compared to €1,113.1 million as of December 31, 2008 and €933.3 million as of December 31, 2007.
Special purpose entity (SPE) debts of €256.1 million as of December 31, 2009, compared to €279.3 million as of December 31, 2008 and €301.5 million as of December 31, 2007.
(b)
Finance lease obligations: As of December 2009, finance lease obligations fall due between 2010 and 2031. Interest rates are fixed or floating (indexed to EONIA, euro T4M and euro TAM or their equivalent for financing in other currencies).

(c)
Multi-currency syndicated loan facility: This €4 billion multi-currency syndicated loan facility matures in 2012. Two draw-downs were performed in October 2008, in Polish zlotys and euros. As of December 31, 2009, this syndicated loan facility was drawn in the amount of €305.4 million (€73.9 million and PLN 950.1 million, or a euro equivalent of €231.5 million as of December 31, 2009).

(d)
Delfluent: Two floating-rate financing lines carried by Delfluent BV (Water Division), proportionately consolidated in the amount of 40%, in respect of the Hague wastewater treatment plant construction project. As of December 31, 2009 these two redeemable lines, maturing in 2030, had been drawn in the total amount of €108.4 million.

(e)
Shenzhen: This financing which concerns the comprehensive water management contract for the town of Shenzhen is carried by Beijing Capital VW Invest. Co and is proportionately consolidated (50%) in the amount of €99.1 million (euro equivalent) as of December 31, 2009. This Chinese renminbi yuan redeemable loan matures in June 2022 and bears interest to November 22, 2010, at a fixed-rate of 6.93% (revisable every six years).

(f)	The decrease in non-controlling interest put obligations primarily reflects the adjustment to the exercise price of the put option on VSA Tecnitalia.
(g)
VSA Tecnitalia: Primarily two floating-rate redeemable financing lines in the amount of €94.5 million, carried by VSA Tecnitalia (purchased in 2007, Environmental Services Division) to finance waste thermal treatment plant projects in Italy.

(h)
Redal: This non-recourse debt carried by Redal, Morocco (Water Division), was fully consolidated in 2008 and is now proportionately consolidated in the amount of 52%. It matures on December 31, 2018 and amounts to €92.7 million as of December 31, 2009.

(i)
Cogevolt: This securitization of future receivables was organized to finance cogeneration installations in the Energy Services Division. The debt reflects payments due in respect of the amortization of future receivables over the period to May 2012. The average fixed rate of interest payable on this debt is 5.20%.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

(j)
Syndicated loan facility in CZK: This CZK 12 billion syndicated loan facility arranged by Komerčni Banka, Crédit Lyonnais and ING Bank in favor of Veolia Environnement, refinanced in 2005 the five-year CZK 8 billion syndicated loan facility negotiated in November 2003. It includes a CZK 8 billion tranche maturing July 29, 2010 and a CZK 4 billion redeemable tranche maturing July 27, 2012. As of December 31, 2009, this syndicated loan facility had been drawn down by CZK 8 billion (€302.1 million euro equivalent), including CZK 6 billion (€226.7 euro equivalent) maturing on July 29, 2009 and reclassified in current borrowings.

(k)
Aquiris: This financing carried by Aquiris in respect of the North Brussels wastewater treatment plant construction project (Water Division), was secured in December 2006. It comprises two credit lines bearing floating-rate interest. Veolia Eau- Compagnie Générale des Eaux granted a first-demand guarantee to the lenders of the Aquiris borrowings enabling Calyon and the EIB to obtain repayment of this borrowing on June 30, 2010 at the earliest. The Aquiris borrowing of €175.4 million is therefore reclassified in current borrowings as of December 31, 2009.

Current borrowings are recorded as financial liabilities at amortized cost for accounting purposes.

Current borrowings total €2,983.1 million as of December 31, 2009, compared to €3,219.7 million as of December 31, 2008 and €3,805.0 million as of December 31, 2007.

This decrease is mainly due to:
➢	a €602 million decrease in treasury note outstandings;
➢	the repayment of the U.S.$27 million EMTN Series 13 bond issue (€22.2 million euro equivalent at historical rates), which matured March 4, 2009.
➢	the repayment of the CZK660 million EMTN Series 8 bond issue (€22.1 million euro equivalent at historical rates), which matured April 29, 2009.
➢
the repayment of a floating-rate financing line carried by Delfluent BV (Water Division), proportionately consolidated in the amount of 40%, in respect of the Hague wastewater treatment plant construction project, for an amount of €17.5 million;

➢	partially offset by the reclassification in current borrowings of:
o
one tranche of the syndicated loan facility arranged by Komerčni Banka, Crédit Lyonnais, and ING Bank in favor of Veolia Environnement, maturing July 29, 2010, in the amount of CZK 6 billion (€226.6 million euro equivalent)

o	borrowings carried by Aquiris in the amount of €175.4 million (see point (k) of the breakdown of non-current borrowings),
o	the EMTN Series 9 bond issue maturing on April 23, 2010, reclassified in current borrowings in the amount of CZK 600 million (€22.6 million euro equivalent).

As of December 31, 2009, current borrowings mainly concern:
➢
Veolia Environnement SA for €1,343.4 million (including treasury notes of €302 million, bond issues of €22.7 million, securitization program debts of €409.2 million, the Czech crown syndicated loan facility of €226.6 million and accrued interest on debt of €344.2 million);

➢	the Water Division for €767.8 million (including the company carrying the Berlin contract for €160.1 million and the Acquiris borrowing for €179.1 million);
➢	the Environmental Services Division for €411.4 million;
➢	the Energy Services Division for €367.1 million (including the current portion of Cogevolt financing of €73.6 millions);
➢	the Transportation Division for €52.1 million;

Current debts in respect of Group finance leases total €117.4 million as of December 31, 2009, compared to €141.9 million as of December 31, 2008 and €125.6 million as of December 31, 2007.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Recap:	Movements in other borrowings during 2008 are as follows:

(€ million)	As of December 31, 2007	Increases / subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2008
Other non-current borrowings	4,938.4	1,918.0	(147.1)	58.4	10.0	(83.2)	(711.7)	(16.5)	5,966.3
Other current borrowings	2,551.2		(174.2)	143.7	(266.6)	119.8	711.7	66.4	3,152.0
Total other borrowings	7,489.6	1,918.0	(321.3)	202.1	(256.6)	36.6	0.0	49.9	9,118.3

17.3	Breakdown of non-current and current borrowings by currency

Borrowings are primarily denominated in euro, pound sterling, U.S. dollar, Czech crown, Chinese renminbi yuan and Polish zloty.

Borrowings break down by original currency (before currency swaps) as follows:

(€ million)	As of December 31, 2008	As of December 31, 2009
Euro	14,662.5	15,444.3
U.S. dollar	2,128.6	1,902.9
Pound sterling	1,254.9	1,282.7
Czech crown	411.3	365.2
Chinese renminbi yuan	476.4	496.7
Polish zloty	318.7	311.2
Moroccan dirham	287.7	166.4
Korean won	39.3	38.4
Norwegian crown	24.0	21.3
Israeli shekel	129.3	109.1
Danish krone	208.3	146.5
Other	342.6	345.7
Non-current and current borrowings	20,283.6	20,630.4

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

17.4	Finance leases

The Group uses finance leases to finance the purchase of certain operating property, plant and equipment and real estate assets recorded in assets in the Consolidated Statement of Financial Position.

Assets financed by finance leases break down by category as follows:

(€ million)	Property, plant and equipment, net	Concession intangible assets	Operating financial assets	Total
December 31, 2009	381.2	146.2	267.6	795.0
December 31, 2008	455.1	173.8	271.0	899.9
December 31, 2007	423.5	191.7	284.8	900.0

As of December 31, 2009, future minimum lease payments under these contracts break down as follows:

(€ million)	Finance leases (in the Consolidated Statement of Financial Position)
Less than 1 year	169.8
2 to 3 years	289.3
4 to 5 years	174.0
More than 5 years	358.3
Total future minimum lease payments	991.4
Less amounts representing interest	228.6
Present value of minimum lease payments (finance leases)	762.8
Contingent rent and sub-lease income for the period recorded in the Consolidated Income Statement is not material.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

18	REVENUE

Pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:
•	Clemessy and Crystal entities, in the Energy Services Division, sold in December 2008,
•
incineration activity entities in the United States (Montenay International) in the Environmental Services Division and Freight activity entities
(primarily in France, Germany and the Netherlands)  in the Transportation Division, sold during the second half of 2009 and,

•	activities in the United Kingdom in the Transportation Division and renewable energy activities in the process of being sold,

were grouped together in a single line, “Net income from discontinued operations”, for fiscal year 2009 and fiscal years 2008 and 2007 presented for comparison purposes.
Breakdown of revenue (see note 1.18)

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Services rendered	27,998.2	29,033.4	26,284.1
Sales of goods	1,756.5	1,711.9	1,435.4
Revenue from operating financial assets	394.4	398.0	342.1
Construction	4,401.9	4,621.5	3,512.5
Revenue	34,551.0	35,764.8	31,574.1

Sales of goods mainly concern sales of technological solutions in the Water Division and sales of products relating to recycling activities in the Environmental Services Division.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

19	OPERATING INCOME

Operating income is calculated as follows:

(€ million)		Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Revenue		34,551.0	35,764.8	31,574.1
Cost of sales (1)		(28,786.2)	(30,013.4)	(25,710.4)
o/w:	Impairment losses on goodwill and negativegoodwill recorded in the Consolidated IncomeStatement	(6.5)	(302.2)	18.2
Selling costs		(602.6)	(621.4)	(560.4)
General and administrative expenses(1)		(3,338.1)	(3,218.6)	(2,905.8)
o/w:	Research and development costs	(89.8)	(92.1)	(84.6)
Other operating revenue and expenses		196.0	49.4	63.6
o/w:	Capital gains and losses on disposal (2)	183.4	48.9	106.5
	Other (2)	13.6	0.5	-
Operating income		2,020.1	1,960.8	2,461.2
(1)
In 2008, as part of ongoing efficiency measures, the Group reclassified certain expenses from cost of sales to selling costs and general and administrative expenses. These reclassifications had no impact on operating income. The impact of these reclassifications on Cost of sales, Selling costs and General and administrative expenses is €256.0 million, -€29.9 million and -€226.1 million respectively in 2007.

(2)
Primarily capital gains on disposals of financial assets; industrial and financial capital gains totaled €213.6 million in 2009 compared to €114.1 million in 2008 and €171.5 million in 2007; financial capital gains on assets classified as held for sale totaled €92.4 million in 2009 compared to €176.5 million in 2008 and €0.7 million in 2007.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Operating depreciation, amortization, provisions and impairment losses included in operating income in 2009 break down as follows:

(€ million)	Charge	Reversal	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Operating depreciation, amortization and provisions, net	(2,962.9)	1,071.9	(1,891.0)	(1,632.0)	(1,435.4)
Depreciation and amortization	(1,806.8)	16.7	(1,790.1)	(1,663.7)	(1,518.6)
Property, plant and equipment	(1,357.8)	16.7	(1,341.1)	(1,239.6)	(1,151.4)
Intangible assets	(449.0)	-	(449.0)	(424.1)	(367.2)
Impairment losses	(326.2)	168.2	(158.0)	(138.3)	(47.5)
Property, plant and equipment	(9.1)	3.2	(5.9)	(0.3)	(35.7)
Intangible assets	(77.8)	3.0	(74.8)	(70.1)	(0.7)
Inventories	(36.5)	42.6	6.1	(43.3)	(1.7)
Trade receivables	(175.4)	105.9	(69.5)	(30.4)	(39.2)
Other operating and non-operating receivables	(27.4)	13.5	(13.9)	5.8	29.8
Non-current and current operating provisions other than replacement provisions	(829.9)	887.0	57.1	170.0	130.7
Non-current operating provisions other than replacement provisions	(468.4)	453.8	(14.6)	50.3	51.6
Current operating provisions	(361.5)	433.2	71.7	119.7	79.1
Replacement costs*			(360.9)	(390.3)	(358.4)
Impairment losses and impact of disposals on goodwill and negative goodwill presented in the Consolidated Income Statement			(6.5)	(302.2)	18.2
Operating depreciation, amortization, provisions and impairment losses			(2,258.4)	(2,324.5)	(1,775.6)

*
Replacement costs: all replacement costs for concession assets in the context of public service delegation contracts in France are considered in the Consolidated Cash Flow Statement as investments, irrespective of whether the infrastructure was originally financed by the concession holder. As such, in the passage from net income (loss) to net cash from operating activities, all replacement costs are eliminated under adjustments for operating depreciation, amortization, provisions and impairment losses.

Operating depreciation, amortization, charges to provisions and impairment losses in the Consolidated Cash Flow Statement include operating depreciation, amortization, provisions and impairment losses transferred to Net income from discontinued operations in the amount of -€48.1 million in 2009, -€27.6 million in 2008 and -€49.5 million in 2007.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Recap:
Before adjustment for the sale of Montenay International in the Environmental Services Division, of Freight activities in the United Kingdom in the Transportation Division and of renewable energy activities, published Operating depreciation, amortization, provisions and impairment losses for fiscal year 2008 broke down as follows:

(€ million)	Charge	Reversal	Year ended December 31, 2008	Year ended December 31, 2007
Operating depreciation, amortization and provisions, net	(2,674.2)	1,014.7	(1,659.5)	(1,460.0)
Depreciation and amortization	(1,711.5)	22.2	(1,689.3)	(1,542.6)
Property, plant and equipment	(1,285.1)	22.2	(1,262.9)	(1,173.8)
Intangible assets	(426.4)		(426.4)	(368.8)
Impairment losses	(286.6)	146.0	(140.6)	(48.0)
Property, plant and equipment	(8.3)	8.0	(0.3)	(35.7)
Intangible assets	(74.3)	4.2	(70.1)	(0.7)
Inventories	(51.9)	8.6	(43.3)	(1.7)
Trade receivables	(144.1)	111.6	(32.5)	(39.7)
Other operating and non-operating receivables	(8.0)	13.6	5.6	29.8
Non-current and current operating provisions other than replacement provisions	(676.1)	846.5	170.4	130.6
Non-current operating provisions other than replacement provisions	(379.0)	429.7	50.7	51.5
Current operating provisions	(297.1)	416.8	119.7	79.1
Replacement costs*			(390.3)	(358.4)
Impairment losses and impact of disposals on goodwill and negative goodwill presented in the Consolidated Income Statement			(319.9)	18.2
Operating depreciation, amortization, provisions and impairment losses			(2,369.7)	(1,800.2)

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Breakdown of impairment losses and the impact of disposals on goodwill

Impairment losses on goodwill break down as follows (see also Note 4, Goodwill):

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Impairment losses on goodwill of the Environmental Services Division Germany CGU		(343.0)	-
Impairment losses on goodwill of the Transportation Division “Other European” CGU		(37.6)	-
Impairment losses on goodwill of the Eurolines CGU			(6.9)
Negative goodwill recorded in the Consolidated Income Statement – Water Division		2.3	-
Negative goodwill recorded in the Consolidated Income Statement – SNCM		70.2	10.9
Negative goodwill recorded in the Consolidated Income Statement following employee share subscriptions – Lodz (Energy Services Division - Poland)		2.1	10.3
Other	(6.5)	3.8	3.9
Impairment losses on goodwill and negative goodwill presented in Cost of sales in the Consolidated Income Statement	(6.5)	(302.2)	18.2

Impairment losses and impact of disposals on goodwill presented in Other operating revenue and expenses in the Consolidated Income Statement		-	-
Impairment losses and impact of disposals on goodwill and negative goodwill presented in the Consolidated Income Statement	(6.5)	(302.2)	18.2

Restructuring costs

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Restructuring expenses	(39.6)	(34.5)	(29.6)
Net charge to restructuring provisions	16.8	5.5	0.6
Restructuring costs	(22.8)	(29.0)	(29.0)

Personnel costs

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Employee costs	(10,554.0)	(10,315.0)	(9,449.8)
Profit sharing and incentive schemes	(172.0)	(171.8)	(166.3)
Share-based compensation (IFRS 2)	(10.9)	(5.2)	(65.4)
Personnel costs	(10,736.9)	(10,492.0)	(9,681.5)

The IFRS 2 share-based compensation expense in respect of 2009 (€10.9 million) solely concerns share option and free share allocation plans granted in 2007 and prior years. In 2009, no new share purchase or subscription option plans were granted.

Research and development costs

Research and development costs totaled €89.8 million, €92.1 million and €84.6 million in 2009, 2008 and 2007 respectively.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

20	Net finance costs

The income and expense balances making up net finance costs are as follows:

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Finance income	96.1	202.2	151.1
Finance costs	(880.4)	(1,111.2)	(958.0)
Net finance costs	(784.3)	(909.0)	(806.9)

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents. In addition, net finance costs include net gains and losses on derivatives allocated to borrowings, irrespective of whether they qualify for hedge accounting.

Net finance costs fell, despite an increase in average net debt from €16,142 million in 2008 to €16,466 million in 2009. This decrease is due to the fall in the financing rate (defined as net finance costs excluding fair value adjustments to instruments not qualifying for hedge accounting, divided by average monthly net debt during the period) from 5.61% in 2008 to 4.76% in 2009. This fall of nearly 1% is mainly due to:
➢	the decrease in short-term rates on the floating portion of the debt (primarily Eonia, Euribor and GBP and USD libor);
➢
partially offset by the cost of liquidity (cash received under the €2 billion bond issue on April 24, 2009 – including a €1.25 billion tranche maturing in 5 years and a €0.75 billion tranche maturing in 10 years – is invested in low-risk short-term instruments with a yield close to Eonia).

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Financial liabilities measured using the effective interest method	(962.1)	(1,019.7)	(879.9)
Commission not included in the EIR	(4.6)	(3.1)	(4.2)
Expenses on gross debt	(966.7)	(1,022.8)	(884.1)
Assets at fair value through the Consolidated Income Statement (fair value option)*	75.4	137.3	128.1
Net gains and losses on derivative instruments, hedging relationships and other	107.0	(23.5)	(50.9)
Net finance costs	(784.3)	(909.0)	(806.9)
* Cash equivalents are valued at fair value through the Consolidated Income Statement.

Net gains and losses on derivative instruments, hedging relationships and other mainly include the following amounts for fiscal year 2009:
➢	interest income on hedging relationships (fair value hedges and cash flow hedges) of €149.1 million, as a result of the fall in interest rates in fiscal year 2009;
➢	income on the ineffective portion of fair value hedging relations of €6 million;
➢	the unwinding of the discount on non-controlling interest put options in the amount of -€11.9 million,
➢	net gains and losses on “trading” derivatives of -€19.5 million, mainly on foreign currency derivatives.

In addition, the charge relating to the ineffective portion of net investment hedges and cash flow hedges was not material in 2009.

Interest income on instruments measured using the effective interest method (including interest income recorded in operating income and in other financial income and expenses) totaled €412.6 million in 2009.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

21	Other financial income and expenses

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Net gains on loans and receivables(1)	13.9	43.3	55.6
Net gains and losses on available-for-sale assets(2)	8.0	9.3	10.3
Assets and liabilities at fair value through the Consolidated Income Statement	(22.9)	35.1	5.4
Unwinding of the discount on provisions	(83.0)	(73.3)	(59.4)
Foreign exchange gains and losses	(10.7)	(42.8)	(2.2)
Other expenses	(15.6)	(10.8)	(7.4)
Other financial income and expenses	(110.3)	(39.2)	2.3
(1)	including impairment losses of -€11.8 million in 2009, compared to -€4.9 million in 2008 and -€7.1 million in 2007.
(2)	including dividends received of €8.7 million in 2009, compared to €8.4 million in 2008 and €8.8 million in 2007.

Other financial income and expenses decreased from a net expense of -€39.2 million in 2008, to a net expense of -€110.3 million in 2009.

This downturn is mainly due to:
-	a -€29.4 million decrease in net gains on loans and receivables;
-	fair value adjustments for -€58 million, including -€60 million in respect of indexing clauses in Water Division contracts.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

22	Income tax expense

Analysis of the income tax expense

The income tax expense breaks down as follows:

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, |2007
Current income tax expense	(303.4)	(375.9)	(407.1)
France	(79.7)	(90.1)	(108.8)
Other countries	(223.7)	(285.8)	(298.3)
Deferred income tax expense (credit)	61.2	(86.1)	7.4
France	9.8	(29.6)	(95.4)
Other countries	51.4	(56.5)	102.8
Total income tax expense	(242.2)	(462.0)	(399.7)

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company, with effect from January 1, 2001 (five-year agreement, renewed in 2006). Veolia Environnement is liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at the level of Veolia Environnement SA.

The U.S. tax group was reorganized in 2006. This reorganization is still being reviewed by the U.S. tax authorities (see Notes 12 and 35).

The Group bears a net income tax expense of -€242.2 million in fiscal year 2009, compared to -€462.0 million in fiscal year 2008.

As a percentage of net income from continuing operations adjusted for this tax charge and the share of net income of associates, the effective tax rate is 21.5% in 2009 compared to 45.6% in 2008.

The decrease in this tax rate is mainly due to:

- the inclusion in the 2008 effective tax rate of the consequences of unfavorable changes in regulations, asset impairments without tax savings and the contribution of loss-making subsidiaries without profit forecasts enabling the future recovery of these losses;

- the positive impact in 2009 of the low tax rate applicable to capital gains on disposals and the capitalization of additional tax losses in the United States in the amount of €43 million.

Effective tax rate

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Net income from ordinary activities before tax	1,125.5	1,012.6	1,656.5
Income tax expense	(242.2)	(462.0)	(399.7)
Legal tax rate	34.43%	34.43%	34.43%
Impairment losses on goodwill not deductible for tax purposes	0.15%	8.81%	+0.11%
Differences in tax rate	-2.88%	-0.38%	-7.56%
Effect of tax projections	-9.66%	-6.62%	-4.70%
Dividends	+4.3%	+2.66%	+2.15%
Taxation without basis	+1.32%	+4.50%	+1.68%
Capital gains and losses on disposals	-6.32%	-1.38%	-1.69%
Other	+0.2%	+3.61%	-0.30%
Effective tax rate	21.5%	45.6%	24.1%

The effective tax rate is computed by dividing the current and deferred tax expense by pre-tax net income from continuing operations before the share of net income of associates.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

23	Share of net income of associates

The share of net income of associates fell from €19.4 million in 2008 to €1.4 million in 2009.

This decrease in mainly due to the sale of Compagnie Méridionale de Navigation in the Transportation Division in 2009.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

24	Assets classified as held for sale, discontinued operations and divestitures

Transportation Division activities in Denmark were sold on August 31, 2007. This business was classified in discontinued operations for accounting purposes.

At the end of December 2008, the Clemessy and Crystal businesses in the Energy Services Division were sold for a consideration, excluding selling costs, of €299.6 million, received in full on December 16, 2008. Net cash and cash equivalents of the entities sold was €73.3 million at that date. The enterprise value of the businesses sold was, therefore, €226.3 million.

The amount recorded in Net income from discontinued operations in respect of the Clemessy and Crystal businesses in the Energy Services Division in 2008, comprises the net income for the period plus the capital gain on disposal, net of tax.

During the second half of 2009, the business of incineration entities in the United States (Montenay International) in the Environmental Services Division and Freight activities (primarily in France, Germany and the Netherlands) in the Transportation Division, were sold for enterprise values of €220 million and €94 million respectively.

In addition, the Group decided to sell its activities in the United Kingdom in the Transportation Division and its renewable energy activities. These businesses were presented for fiscal year 2009 in the line “Net income from discontinued operations”. This heading includes market value adjustments to certain assets held for sale.

In the Consolidated Income Statements presented for comparative purposes, the net income of these businesses for the years ended December 31, 2008 and 2007 was transferred to “Net income from discontinued operations”.

Movements in net income (expense) from discontinued operations are as follows:

(€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Income(expense) from discontinued operations	(64.8)	(36.8)	(19.8)
Capital gains and losses on disposal	92.4	176.5	0.7
Income tax expense	(70.4)	(0.5)	-
Net income(expense) from discontinued operations	(42.8)	139.2	(19.1)

Net income (expense) from discontinued operations in 2009 breaks down by division as follows:

(€ million)	Environmental Services	Transportation	Energy Services	Total
Income (expense) from discontinued operations	(0.1)	(52.6)	(12.1)	(64.8)
Capital gains and losses on disposal	134.6	(42.2)		92.4
Income tax expense	(70.4)			(70.4)
Net income (expense) from discontinued operations	64.1	(94.8)	(12.1)	(42.8)

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2009 break down by division as follows:

(€ million)	Environmental Services	Transportation	Energy Services	Total
Revenue	143.9	247.7	18.2	409.8
Operating income	-	(44.3)	(11.2)	(55.5)
Financial items	(0.1)	(9.2)	1.8	(7.5)
Income tax expense	-	1.1	(0.5)	0.6
Share of net income of associates	-	(0.2)	(2.2)	(2.4)
Income (expense) from discontinued operations	(0.1)	(52.6)	(12.1)	(64.8)

Net income (expense) from discontinued operations in 2008 breaks down by division as follows:

(€ million)	Water	Environmental Services	Energy Services	Transportation	Total
Income (expense) from discontinued operations	1.9	12.5	2.5	(53.7)	(36.8)
Capital gains and losses on disposal	-	-	176.5	-	176.5
Income tax expense	-	-	(0.5)	-	(0.5)
Net income (expense) from discontinued operations	1.9	12.5	178.5	(53.7)	139.2

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2008 break down by division as follows:

(€ million)	Water	Environmental Services	Energy Services	Transportation	Total
Revenue	-	171.6	623.2	266.0	1,060.8
Operating income	1.9	20.3	5.6	(28.6)	(0.8)
Financial items	-	(1.2)	0.4	(26.0)	(26.8)
Income tax expense	-	(6.6)	(2.5)	0.9	(8.2)
Share of net income of associates	-	-	(1.0)	-	(1.0)
Income (expense) from discontinued operations	1.9	12.5	2.5	(53.7)	(36.8)

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Net income (expense) from discontinued operations in 2007 breaks down by division as follows:

(€ million)	Water	Environmental Services	Energy Services	Transportation	Total
Income (expense) from discontinued operations	(1.9)	1.7	11.4	(31.0)	(19.8)
Capital gains and losses on disposal	-	-	-	0.7	0.7
Income tax expense					-
Net income (expense) from discontinued operations	(1.9)	1.7	11.4	(30.3)	(19.1)

The main Consolidated Income Statement items for discontinued operations for the year ended December 31, 2007 break down by division as follows:

(€ million)	Water	Environmental Services	Energy Services	Transportation	Total
Revenue	-	157.1	696.0	266.5	1,119.6
Operating income	(1.9)	21.7	14.4	(20.8)	13.4
Financial items	-	(2.0)	(1.0)	(9.6)	(12.6)
Income tax expense	-	(18.0)	(2.2)	(0.2)	(20.4)
Share of net income of associates	-	-	0.2	(0.4)	(0.2)
Income (expense) from discontinued operations	(1.9)	1.7	11.4	(31.0)	(19.8)

The statement of financial position of the sub-groups sold or in the progress of being sold are as follows:

•	Montenay International sub-group (Environmental Services)

The statement of financial position as of December 31, 2008 and December 31, 2007 of the North American portfolio of incineration contracts sold during 2009 is as follows.

	As of	As of
(€ million)	December 31, 2008	December 31, 2007
ASSETS
Non-current assets	130.7	131.7
Current assets	51.8	50.0
Cash and cash equivalents	15	4.3
Total assets	197.5	186.0
EQUITY AND LIABILITIES
Equity	123.5	116.2
Non-current liabilities	59.0	64.8
Current liabilities	15.0	5.0
Total equity and liabilities	197.5	186.0

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

•	Freight sub-group (Transportation)

The statement of financial position as of December 31, 2008 and December 31, 2007 of the Freight business, primarily in France, Germany and the Netherlands, sold during 2009 is as follows:

(€ million)	As of f	As of f
	December 31, 2008	December 31, 2007
ASSETS
Non-current assets	203.3	172.5
Current assets	102.1	68.0
Cash and cash equivalents	12.8	3.4
Total assets	318.2	243.9
EQUITY AND LIABILITIES
Equity	53.0	79.4
Non-current liabilities	20.4	11.0
Current liabilities	244.8	153.5
Total equity and liabilities	318.2	243.9

•	Businesses in the progress of being sold impacted the Group Consolidated Statement of Financial Position as follows:

(€ million)	As of	As of	As of
	December 31, 2009	December 31, 2008	December 31, 2007
Assets classified as held for sale	722.6	203.0	122.5

Liabilities directly associated with assets classified a held for sale	309.4	98.2	1.9

As of December 31, 2009, assets classified as held for sale mainly concern certain French subsidiaries held jointly with Suez Environnement, as was the case at December 31, 2008, renewable energy activities, the transportation business in the United Kingdom and Dalkia Usti businesses (Czech Republic).

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

25	Net income for the year attributable to non-controlling interests

Net income attributable to non-controlling interests for the year ended December 31, 2009 is €257.8 million, compared to €304.1 million for the year ended December 31, 2008 and €326.9 million for the year ended December 31, 2007. In 2008, this item included the share of non-controlling interests in the capital gain realized on the sale of Clemessy and Crystal in the Energy Services Division for €60 million.

Net income for the year attributable to non-controlling interests breaks down by division as follows

(€ million)		Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Water	(a)	144.7	118.9	178.9
Environmental Services		4.7	18.3	21.8
Energy Services	(b)	97.9	144.8	96.4
Transportation		6.6	19.4	28.9
Other		3.9	2.7	0.9
Non-controlling interests		257.8	304.1	326.9
(a)	Including non-controlling interests in Germany (Berlin water services company and Stadtwerke of Braunschweig) of €120.5 million in 2007, €75.9 million in 2008 and €96.4 million in 2009.
(b)	Including EDF's interest in Dalkia Holding of €68.2 million in 2007, €121.7 million in 2008 and €63.1 million in 2009.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

26	Earnings per share

Basic earnings per share is calculated by dividing net income attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding during the fiscal year.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding during the fiscal year plus the weighted average number of ordinary shares that would be issued following the conversion into ordinary shares of all potentially dilutive ordinary shares.

The weighted average number of shares outstanding used to calculate earnings per share for 2008 and 2007 was adjusted following the scrip dividend performed in June 2009.

Net income and the number of shares used to calculate basic and diluted earnings per share are presented below for all businesses.

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Weighted average number of ordinary shares (in millions)
Weighted average number of ordinary shares for the calculation of basic earnings per share	471.7	462.2	434.8
Theoretical number of additional shares resulting from the exercise of share purchase and subscription options		1.8	5.0
Weighted average number of ordinary shares for the calculation of diluted earnings per share (in millions)	471.7	464.0	439.8
Net income attributable to owners of the Company per share (€ million)
Net income attributable to owners of the Company	584.1	405.1	927.9
Net income attributable to owners of the Company per share:
Basic	1.24	0.88	2.13
Diluted	1.24	0.87	2.11
Net income (expense) from discontinued operations attributable to owners of the Company per share (€ million)
Net income(expense) from discontinued operations attributable to owners of the Company	(41.7)	75.1	(25.3)
Net income(expense) from discontinued operations attributable to owners of the Company per share:
Basic	(0.09)	0.16	(0.06)
Diluted	(0.09)	0.16	(0.06)
Net income from continuing operations attributable to owners of the Company per share (€ million)
Net income from continuing operations attributable to owners of the Company	625.8	330.0	953.2
Net income from continuing operations attributable to owners of the Company per share:
Basic	1.33	0.71	2.19
Diluted	1.33	0.71	2.17

The only potentially dilutive instruments recognized by Veolia Environnement are share subscription and purchase options.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

27	Additional information on the fair value of financial assets and liabilities (excluding derivatives)

Fair value measurement principles are presented in Note 1.27.

27.1	Financial assets

The following tables present the net carrying amount and fair value of Group financial assets as of December 31, 2009, 2008 and 2007:

(€ million)		As of December 31, 2009
		Net carrying amount	Financial assets at fair value			Fair value	Method of determining fair value
	Note		Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement		Prices quoted in an active market	Fair value determined using models integrating observable market data	Fair value determined using models integrating certain data not observable on the market
Non-consolidated investments	9	174.6	174.6			174.6	39.8	134.8
Non-current and currentoperating financial assets	10	5,651.8		5,651.8		5,656.6		5,656.6
Other non-current financial assets	11	753.9	52.6	701.3		753.9		753.9
Trade receivables	13	9,081.3		9,081.3		9,081.3		9,081.3
Other current operating receivables	13	1,101.2		1,101.2		1,101.2		1,101.2
Other current financial assets	11	217.7	53.8	163.9		217.7		217.7
Cash and cash equivalents	14	5,614.4			5,614.4	5,614.4	1,310.4	4,304.0
Total		22,594.9	281.0	16,699.5	5,614.4	22,599.7	1,350.2	21,249.5

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

(€ million)		As of December 31, 2008
		Net carrying amount	Financial assets at fair value			Fair value	Method of determining fair value
	Note		Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement		Prices quoted in an active market	Fair value determined using models integrating observable market data	Fair value determined using models integrating certain data not observable on the market
Non-consolidated investments	9	202.8	202.8			202.8	X	X
Non-current and current operating financial assets	10	5,751.2		5,751.2		5,666.9		X
Other non-current financial assets	11	817.3	77.7	739.6		817.3		X
Trade receivables	13	9,702.0		9,702.0		9,702.0		X
Other current operating receivables	13	1,254.5		1,254.5		1,254.5		X
Other current financial assets	11	321.4	66.0	255.4		321.4	X	X	X
Cash and cash equivalents	14	3,849.6			3,849.6	3,849.6	X	X
Total		21,898.8	346.5	17,702.7	3,849.6	21,814.5

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

(€ million)		As of December 31, 2007
		Net carrying amount per IAS 39 category				Fair value
	Note	Total	Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement	Total	Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Consolidated Income Statement
Non-consolidated investments	9	256.1	256.1	-	-	256.1	256.1	-	-
Non-current and current operating financial assets	10	5,627.6	-	5,627.6	-	5,666.2	-	5,666.2	-
Other non-current financial assets	11	746.0	231.0	515.0	-	746.0	231.0	515.0	-
Trade receivables	13	9,303.7	-	9,303.7	-	9,303.7	-	9,303.7	-
Other current operating receivables	13	1,433.0	-	1,433.0	-	1,433.0	-	1,433.0	-
Other current financial assets	11	330.0	177.2	152.8	-	330.0	177.2	152.8	-
Cash and cash equivalents	14	3,115.6	-	-	3,115.6	3,115.6	-	-	3,115.6
Total		20,812.0	664.3	17,032.1	3,115.6	20,850.6	664.3	17,070.7	3,115.6

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

27.2	Financial liabilities

The following tables present the net carrying amount and fair value of financial liabilities by category as of December 31, 2009, 2008 and 2007:

(€ million)		As of December 31, 2009
		Net carrying amount	Financial assets at fair value			Fair value	Method of determining fair value
	Note	Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Prices quoted in an active market	Fair value determined using models integrating observable market data	Fair value determined using models integrating certain data not observable on the market
Borrowings and other financial liabilities
- non-current bonds	17	13,264.5	13,264.5			13,810.5	13,321.2	489.3
- other non-current borrowings	17	4,382.8	4,382.8			4,385.3		4,385.3
- current borrowings	14	2,983.1	2,983.1			2,983.1		2,983.1
- bank overdrafts and other cash position items	14	454.9	454.9			454.9		454.9
Trade payables	13	5,311.0	5,311.0			5,311.0		5,311.0
Other operating payables	13	4,933.4	4,933.4			4,933.4		4,933.4
Total		31,329.7	31,329.7			31,878.2	13,321.2	18,557.0

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

(€ million)		As of December 31, 2008
		Net carrying amount per IAS 39 category				Fair value
	Note	Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading
Borrowings and other financial liabilities
- non-current bonds	17	11,097.6	11,097.6	-	-	9,836.9	9,836.9	-	-
- other non-current borrowings	17	5,966.3	5,966.3	-	-	5,227.4	5,227.4	-	-
- current borrowings	14	3,219.7	3,219.7	-	-	3,219.7	3,219.7	-	-
- bank overdrafts and other cash position items	14	465.7	465.7	-	-	465.7	465.7	-	-
Other non-current debt	17	-	-	-	-	-	-	-	-
Trade payables	13	5,634.5	5,634.5			5,634.5	5,634.5
Other operating payables	13	5,112.3	5,112.3	-	-	5,112.3	5,112.3	-	-
Total		31,496.1	31,496.1	-	-	29,496.5	29,496.5	-	-

(€ million)		As of December 31, 2007
		Net carrying amount per IAS 39 category				Fair value
	Note	Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading	Total	Liabilities at amortized cost	Liabilities at fair value through the Consolidated Income Statement	Liabilities at fair value through the Consolidated Income Statement and held for trading
Borrowings and other financial liabilities
- non-current bonds	17	9,009.6	9,009.6	-	-	8,747.8	8,747.8	-	-
- other non-current borrowings	17	4,938.4	4,938.4	-	-	4,761.6	4,761.6	-	-
- current borrowings	14	3,805.0	3,805.0	-	-	3,805.0	3,805.0	-	-
- bank overdrafts and other cash position items	14	459.4	459.4	-	-	459.4	459.4	-	-
Other non-current debt	17	-	-	-	-	-	-	-	-
Trade payables	13	5,343.8	5,343.8			5,343.8	5,343.8
Other operating payables	13	5,009.4	5,009.4	-	-	5,009.4	5,009.4	-	-
Total		28,565.6	28,565.6	-	-	28,127.0	28,127.0	-	-

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

28	Derivatives

The Group uses derivatives to manage and reduce its exposure to fluctuations in interest rates, exchange rates and commodity prices (see Note 29, Risk Management).

The fair value of derivatives in the Consolidated Statement of Financial Position breaks down as follows:

(€ million)		As of December 31, 2009		As of December 31, 2008		As of December 31, 2007
	Notes	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	28.1	355.0	76.6	389.1	116.8	71.1	113.0
Fair value hedges		351.5	8.3	378.9	7.4	21.2	48.9
Cash flow hedges		-	59.6	0.3	96.6	11.8	41.0
Derivatives not qualifying for hedge accounting		3.5	8.7	9.9	12.8	38.1	23.1
Foreign currency derivatives	28.1	58.6	103.9	172.7	61.7	105.2	49.2
Net investment hedges		13.1	17.1	65.1	8.0	78.3	13.6
Fair value hedges		7.9	0.6
Cash flow hedges		8.8	0.3
Derivatives not qualifying for hedge accounting		28.8	85.9	107.6	53.7	26.9	35.6
Commodity derivatives	28.3	63.9	43.6	89.4	107.3	61.8	35.6
Total derivatives		477.5	224.1	651.2	285.8	238.1	197.8
o/w non-current derivatives		431.9	139.3	508.4	159.9	123.7	163.8
o/w current derivatives		45.6	84.8	142.8	125.9	114.4	34.0

The fair value of derivatives recognized in the Consolidated Statement of Financial Position is determined and breaks down as follows:

	As of December 31, 2009		Internal model with observable parameters (%)		Internal model with certain non-observable parameters (%)
(€ million)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	355.0	76.6	100%	100%
Foreign currency derivatives	58.6	103.9	100%	100%
Commodity derivatives	63.9	43.6	35.2%	84.2%	64.8%	15.8%
Total derivatives	477.5	224.1	91.3%	96.9%	8.7%	3.1%

Derivatives valued using internal models integrating certain non-observable data are electricity derivatives for which there are no quoted prices in an active market (notably electricity purchase options with extremely long maturity) or observable market data (forward prices for component materials), in particular for distant maturities. In such cases, parameters are estimated by Veolia Environnement experts.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

	As of December 31, 2008		Internal model with observable parameters (%)		Internal model with certain non-observable parameters (%)
(€ million)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	389.1	116.8	100%	100%	-	-
Foreign currency derivatives	172.7	61.7	100%	100%	-	-
Commodity derivatives	89.4	107.3	34.4%	83.9%	65.6%	16.1%
Total derivatives	651.2	285.8	91.0%	94.0%	9.0%	6.0%

	As of December 31, 2007		Internal model with observable parameters (%)		Internal model with certain non-observable parameters (%)
(€ million)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives	71.1	113.0	100.0%	100.0%	-	-
Foreign currency derivatives	105.2	49.2	100.0%	100.0%	-	-
Commodity derivatives	61.8	35.6	27.5%	56.7%	72.5%	43.3%
Total derivatives	238.1	197.8	81.2%	92.2%	18.8%	7.8%

28.1	Interest rate derivatives

The fair value of interest rate derivatives recognized in the Consolidated Statement of Financial Position breaks down as follows:

(€ million)	Note	As of December 31, 2009		As of December 31, 2008		As of December 31, 2007
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate derivatives		355.0	76.6	389.1	116.8	71.1	113.0
Fair value hedges	28.1.1	351.5	8.3	378.9	7.4	21.2	48.9
Cash flow hedges	28.1.2	-	59.6	0.3	96.6	11.8	41.0
Derivatives not qualifying for hedge accounting	28.1.3	3.5	8.7	9.9	12.8	38.1	23.1

28.1.1	Interest rate fair value hedges

The risk of volatility in the value of debt is hedged by fixed-rate receiver/floating-rate payer swaps which change bond issues to floating-rate debt (see Notes 29 and 17).

Fair value hedging swaps represent a notional outstanding amount of €6,315.4 million as of December 31, 2009, with a net fair value in the Consolidated Statement of Financial Position of €343.2 million, as follows:

Fixed-rate receiver / floating-rate payer swaps	Notional contract amount by maturity				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
As of December 31, 2009	6,315.4		2,361.1	3,954.3	351.5	8.3
As of December 31, 2008	5,357.4	-	1,812.4	3,545.0	378.9	7.4
As of December 31, 2007	3,808.8	499.7	600.0	2,709.1	21.2	48.9

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

The increase in the fair value hedging portfolio is mainly due to:
•	the set-up of several floating-rate payer swaps hedging EMTN issues, in the total amount of €2,122 million;
•
and the early cancellation of certain EURIBOR-based swaps (Euro Interbank Offered Rate, interest rate on inter-bank exchanges in the euro-zone, for terms of 1 to 12 months) and swaps with extremely long maturity, in the amount of €1,165 million.

For euro-denominated debt, floating-rate payer swaps entered into in 2009 were all indexed to EONIA (European Overnight Index Average, overnight Euro rate).

28.1.2	Cash flow hedges

Cash flow hedges comprise floating–rate receiver/fixed-rate payer swaps which fix interest payable on floating rate debt primarily secured to finance BOT (Build Operate Transfer) contracts, to the extent the underlying assets generate fixed-rate flows.

Floating-rate receiver/Fixed –rate payer swaps/purchases of caps	Notional contract amount by maturity				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
As of December 31, 2009	997.2	230.9	202.1	564.2	-	59.6
As of December 31, 2008	1,136.4	40.2	416.6	679.6	0.3	96.6
As of December 31, 2007	1,715.3	305.9	811.1	598.3	11.8	41.0

-€57.3 million, net of tax, was recorded directly in equity (fair value reserves) in respect of cash flow hedge interest-rate derivatives as of December 31, 2009.

Contractual flows associated with interest rate swaps are paid at the same time as contractual flows in respect of floating-rate borrowings and the amount recorded in other comprehensive income is released to net income in the period in which interest flows on the debt impact the Consolidated Income Statement.

The decrease in the cash-flow hedging portfolio is mainly due to:
-	the set-up of new swaps in the amount of €17.6 million;
-	the expiry or cancellation of swaps in the amount of €81 million.
-	the amortization of the nominal of certain swaps in the amount of €76 million

Over and above the volume impact, the increase in the fair value of floating-rate payer swaps can also be attributed to the increase in U.S. dollar and pound sterling interest rates in 2009.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

28.1.3	Derivatives not qualifying for hedge accounting

A certain number of derivatives do not qualify as hedges under IAS 39. The Group does not, however, consider these transactions to be of a speculative nature and views them as necessary for the effective management of its exposure to interest rate risk.

	Notional amounts as of December 31, 2009				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	333.7	250.1	57.8	25.8	3.4	-
Floating-rate receiver / fixed-rate payer swaps	755.2	627.5	41.5	86.2	-	5.6
Floating-rate receiver / floating-rate payer swaps	200.0	-	-	200.0	-	1.4
Total firm financial instruments	1,288.9	877.6	99.3	312.0	3.4	7.0
Purchases of vanilla and structured caps	1,230.1	277.7	752.4	200.0	0.1	1.7
Sales of caps	-	-	-	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	1,230.1	277.7	752.4	200.0	0.1	1.7
Total interest-rate derivatives not qualifying for hedge accounting	2,519.0	1,155.3	851.7	512.0	3.5	8.7

The increase in the portfolio of interest rate derivatives not qualifying for hedge accounting is mainly due to:
-	the set-up of approximately €900 million of new options;
-	the cancellation or expiry of approximately €300 million of financial instruments;
-	the amortization of the nominal and the decrease in the number of short-term cash flow hedging swaps in the amount of €240 million.

The break down as of December 31, 2008 and 2007 is as follows:

	Notional amounts as of December 31, 2008				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	202.4	-	41.7	160.7	3.7	-
Floating-rate receiver / fixed-rate payer swaps	513.9	468.9	2.5	42.5	-	2.0
Floating-rate receiver / floating-rate payer swaps	915.5	665.5	-	250.0	0.5	1.1
Fixed-rate receiver / fixed-rate payer swaps	2.0	-	-	2.0	-	4.0
Total firm financial instruments	1,633.8	1,134.4	44.2	455.2	4.2	7.1
Purchases of vanilla and structured caps	423.4	-	323.4	100.0	3.0	-
Sales of caps	-	-	-	-	-	-
Sales of swaptions	102.0	-	-	102.0	2.7	5.7
Total optional financial instruments	525.4	-	323.4	202.0	5.7	5.7
Total interest-rate derivatives not qualifying for hedge accounting	2,159.2	1,134.4	367.6	657.2	9.9	12.8

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

	Notional amounts as of December 31, 2007				Fair value of derivatives
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	325.0	5.0	20.6	299.4	-	17.9
Floating-rate receiver / fixed-rate payer swaps	513.8	318.9	150.0	44.9	3.4	0.2
Floating-rate receiver / floating-rate payer swaps	150.0	-	-	150.0	0.7	-
Total firm financial instruments	988.8	323.9	170.6	494.3	4.1	18.1
Purchases of vanilla and structured caps	1,253.2	144.0	909.2	200.0	34.0	-
Sales of caps	75.1	75.1	-	-	-	-
Sales of swaptions	200.0	-	-	200.0	-	5.0
Total optional financial instruments	1,528.3	219.1	909.2	400.0	34.0	5.0
Total interest-rate derivatives not qualifying for hedge accounting	2,517.1	543.0	1,079.8	894.3	38.1	23.1

28.2	Foreign currency derivatives

The fair value of foreign currency derivatives recognized in the Consolidated Statement of Financial Position breaks down as follows:

(€ million)		As of December 31, 2009		As of December 31, 2008		As of December 31, 2007
	Note	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Foreign currency derivatives		58.6	103.9	172.7	61.7	105.2	49.2
Net investment hedge	28.2.1	13.1	17.1	65.1	8.0	78.3	13.6
Fair value hedge	28.2.2	7.9	0.6
Cash flow hedge	28.2.3	8.8	0.3
Derivatives not qualifying for hedge accounting	28.2.4	28.8	67.4	104.7	53.7	26.9	11.8
Embedded derivatives			18.5	2.9	-	-	23.8

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

28.2.1	Hedge of a net investment in a foreign operation

Financial instruments designated as net investment hedges break down as follows:

(€ million)	Notional amount as of December 31, 2009 by currency and maturity					Fair value of derivatives
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	AED	3.7	3.7	-	-	0.0	0.0
	AUD	7.5	7.5	-	-	-	0.1
	GBP	67.0	67.0	-	-	2.4	-
	HKD	199.9	196.0	3.9	-	-	0.5
	HUF	86.9	86.9	-	-	0.0	0.5
	ILS	17.9	17.9	-	-	-	0.0
	JPY	60.3	60.3	-	-	0.6	-
	MXN	1.0	1.0	-	-	0.0	-
	PLN	5.8	5.8	-	-	-	0.5
Embedded derivatives (forward sale)	KRW	92.4	12.1	42.5	37.8	10.1	-
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	120.0	-	60.0	60.0	-	15.5
Total foreign currency derivatives		662.4	458.2	106.4	97.8	13.1	17.1
USD borrowings	USD	1,339.8	-	411.6	928.2	N/A	N/A
GBP borrowings	GBP	731.9	-	-	731.9	N/A	N/A
Syndicated loan	CZK	190.3	190.3	-	-	N/A	N/A
Syndicated loan	PLN	219.8	-	219.8	-	N/A	N/A
Total financing		2,481.8	190.3	631.4	1,660.1

The above currency swaps are short-term but are generally renewed at maturity, until financing of an appropriate term is secured in the currency of the related country.

Fair value movements compared with December 31, 2008 are mainly due to:
-	the change in the fair value of euro/Chinese renminbi yuan cross currency swaps for -€35 million;
-	the change in the fair value of the Korean won embedded derivative for -€19 million.

Inter-company loans and receivables forming part of a foreign investment (IAS 21) are nearly systematically hedged by foreign currency external financing or foreign currency derivatives (cross currency swaps, currency forwards) meeting IAS 39 criteria for hedge accounting. Foreign exchange gains and losses recorded in foreign exchange translation reserves in respect of hedging instruments are systematically offset by foreign exchange gains and losses recognized in foreign exchange translation reserves on loans forming part of the net investment, unless:
➢	the inter-company loan forming part of the net investment in a foreign operation is not hedged;
➢	the hedge is partially ineffective due to a difference between the nominal amount of the hedge and the amount of the hedged net asset;
➢	only the net assets of the foreign subsidiary (excluding the loan forming part of the net investment) are hedged.

Net foreign exchange losses recorded in foreign exchange translation reserves as of December 31, 2009 of -€46.6 million mainly comprise:

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

-	the impact of exchange rate fluctuations on hedges of Water Division investments in China, Korea, the Czech Republic and the United States of -€28.9 million;
-	the impact of exchange rate fluctuations on hedges of Veolia Environnement SA investments in the United States of - €10.6 million.

Recap: the break down as of December 31, 2008 and 2007 is as follows:

(€ million)	Notional amount as of December 31, 2008 by currency and maturity					Fair value of derivatives
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	AED	2.8	2.8			0.1
	AUD	5.9	5.9				0.1
	GBP	62.5	62.5			11.8
	HKD	171.6	171.6			0.2	4.8
	HUF	42.4	42.4			0.5
	ILS	18.3	18.3			1.1
	JPY	63.7	63.7				0.2
	MXN	1.0	1.0
Embedded derivatives (forward sale)	KRW	50.7	15.9	32.2	2.6	29.1
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	131.6	65.4		66.2	22.3	2.9
Total foreign currency derivatives		550.5	449.5	32.2	68.8	65.1	8.0
USPP borrowings	USD	1,221.9		306.8	915.1	N/A	N/A
GBP borrowings	GBP	682.4			682.4	N/A	N/A
Syndicated loan	CZK	187.5		187.5		N/A	N/A
Syndicated loan	PLN	199.1	-	199.1		N/A	N/A
Total financing		2,290.9	-	693.4	1,597.5

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

(€ million)	Notional amount as of December 31, 2007 by currency and maturity					Fair value of derivatives
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	HKD	50.0	50.0	-	-	3.7	-
	JPY	35.5	35.5	-	-	0.2	-
	MXN	1.2	1.2	-	-	0.1	-
	PLN	82.7	82.7	-	-	-	0.3
	GBP	272.7	272.7	-	-	-	0.8
	AUD	7.2	7.2	-	-	0.1	-
	USD	451.2	451.2	-	-	1.7	-
	SKK	76.5	76.5	-	-	0.3	-
Embedded derivatives (forward sale)	KRW	66.5	15.9	48.1	2.5	7.8	-
Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	116.2	-	57.8	58.4	0.2	12.5
Cross currency swaps: floating-rate payer / floating-rate receiver	USD	234.9	234.9	-	-	64.2	-
Total foreign currency derivatives		1,394.6	1,227.8	105.9	60.9	78.3	13.6
USPP borrowings	USD	247.1	-	18.3	228.8	N/A	N/A
GBP borrowings	GBP	681.8	-	-	681.8	N/A	N/A
Syndicated loan	CZK	189.2	-	189.2	-	N/A	N/A
Total financing		1,118.1	-	207.5	910.6	-	-

28.2.2	Fair value hedges

Financial instruments designated as fair value hedges break down as follows:

(€ million)	Notional amount as of December 31, 2009 by currency and maturity					Fair value of derivatives
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Forward sales	USD	48.9	45.8	3.1	-	2.9	-
Forward purchases	BRL	11.1	11.1	-	-	3.4	0.6
Forward purchases	NOK	39.4		39.4	-	1.6	-
Total foreign currency derivatives		99.4	56.9	42.5	-	7.9	0.6

In 2009, Veolia Environnement Group decided to designate a certain number of currency transactions as hedges as defined by IAS 39.

The majority of the fair value hedges presented above consist of foreign currency hedges in respect of construction contracts or hedging financial assets.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

28.2.3	Cash flow hedges

Financial instruments designated as cash flow hedges break down as follows:

(€ million)	Notional amount as of December 31, 2009 by currency and maturity					Fair value of derivatives
Nature des instruments financiers	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Forward purchases	NOK	115.3	20.3	64.2	30.8	7.1	-
Forward sales	USD	15.6	4.2	11.4	-	1.0	-
Forward purchases	USD	9.8	9.8	-	-	0.2	-
Forward purchases	SEK	8.9	7.5	1.4	-	-	0.3
Forward purchases	HUF	4.3	4.3	-	-	0.5	-
Total foreign currency derivatives		153.9	46.1	77.0	30.8	8.8	0.3

In 2009, Veolia Environnement Group decided to designate a certain number of currency transactions as hedges as defined by IAS 39.

The majority of the cash flow hedges presented above consist of currency hedges in respect of lease payments on a boat.

28.2.4	Hedges of currency exposure in the Consolidated Statement of Financial Position by derivatives not qualifying for hedge accounting

Fair value	As of December 31, 2009
(€ million)	Total	USD	GBP	NOK	SEK	KRW	Other
Forward purchases	(0.9)	(0.7)	(1.0)	0.0	0.0	0.0	0.8
Currency receiver swaps	10.3	8.2	0.2	0.1	0.1	0.0	1.7
Total currency swaps and forward purchases	9.4	7.5	(0.8)	0.1	0.1	0.0	2.5
Forward sales	(17.4)	2.0	(0.1)	0.1	0.0	(18.5)	(0.9)
Currency payer swaps	(49.1)	1.4	(17.6)	(11.1)	(11.4)	0.0	(10.4)
Total currency swaps and forward sales	(66.5)	3.4	(17.7)	(11.0)	(11.4)	(18.5)	(11.3)
Call options	-	-	-	-	-	-	-
Put options	-	-	-	-	-	-	-
Total currency options	-	-	-	-	-	-	-
Total derivatives not qualifying for hedge accounting	(57.1)	10.9	(18.5)	(10.9)	(11.3)	(18.5)	(8.8)

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Hedges as of December 31, 2008 and 2007 are as follows:

Faire value	As of December 31, 2008
(€ million)	Total	HKD	NOK	PLN	Other
Forward purchases	(11.6)	-	(5.0)	(2.3)	(4 .3)
Currency receiver swaps	(20.6)	-	-	(1.7)	(18.9)
Total currency swaps and forward purchases	(32.2)	-	(5.0)	(4.0)	(23.2)
Forward sales	(1.6)	-	-	2.2	(3.8)
Currency payer swaps	86.8	28.3	19.3	12.0	27.2
Total currency swaps and forward sales	85.2	28.3	19.3	14.2	23.4
Call options	-	-	-	-	-
Put options	(2.0)	-	-	-	(2.0)
Total currency options	(2.0)	-	-	-	(2.0)
Total derivatives not qualifying for hedge accounting(*)	51.0	28.3	14.3	10.2	(1.8)

Fair value	As of December 31, 2007
(€ million)	Total	USD	GBP	Other
Forward purchases	(4.2)	(4.5)	(0.1)	0.4
Currency receiver swaps	(1.8)	-	-	(1.8)
Total currency swaps and forward purchases	(6.0)	(4.5)	(0.1)	(1.4)
Forward sales	9.2	10.2	-	(1.0)
Currency payer swaps	11.5	5.1	3.2	3.2
Total currency swaps and forward sales	20.7	15.3	3.2	2.2
Call options	(0.4)	(0.4)	-	-
Put options	0.8	0.8	-	-
Total currency options	0.4	0.4	-	-
Total derivatives not qualifying for hedge accounting(*)	15.1	11.2	3.1	0.8
(*)	Net fair value (Assets–Liabilities) excluding embedded derivatives

The above portfolio of foreign currency derivatives was mainly contracted by Veolia Environnement SA to hedge its foreign currency-denominated net debt (comprising foreign currency-denominated borrowings and foreign currency-denominated inter-company loans and borrowings).

28.3	Commodity derivatives

As of December 31, 2009, the fair value of commodity derivatives totaled €63.9 million in assets and €43.6 million in liabilities.

		As of December 31, 2009		As of December 31, 2008
(€ million)	Note	Assets	Liabilities	Assets	Liabilities
Commodity derivatives		63.9	43.6	89.4	107.3
Electricity		53.1	18.3	56.3	18.3
Fuel		9.1	7.1	22.5	46.5
CO2		0.8	0.4	2.1	2.7
Coal		0.9	15.5	8.2	15.6
Other		-	2.3	0.3	24.2

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Pursuant to IAS 39, these derivatives break down as follows:

		As of December 31, 2009		As of December 31, 2008
(€ million)	Note	Assets	Liabilities	Assets	Liabilities
Commodity derivatives		63.9	43.6	89.4	107.3
Fair value hedges			0.3		2.3
Cash flow hedges		10.0	23.9	32.1	64.3
Derivatives not qualifying for hedge accounting		53.9	19.4	57.3	40.8

Material contract notional amounts (electricity – see Note 1.24) are as follows.

28.3.1	Electricity

		Notional contract amount as of December 31, 2009 by maturity
(€ million)		Total	Less than one year	1 to 5 years	More than five years
Electricity purchase options:	in Gwh	13,196	1,052	2,934	9,210
	in € million	696.0	55.2	158.4	482.4
Electricity sales commitments:	in Gwh	3,051	1,110	1,941	-
	in € million	215.2	72.3	142.9	-

Purchase options cover the period 2010 to 2025 and represent a notional amount of €52.3 million, based on valuation assumptions at the year end. Sales commitments cover the period 2010 to 2011 and represent a notional amount of €17.7 million, based on the same valuation assumptions.

A 10% increase or decrease in the price of electricity (all other things being equal) would have an impact on net income of +€1.2 million and -€0.9 million, respectively.

(€ million)		Notional contract amount as of December 31, 2008 by maturity
		Total	Less than one year	1 to 5 years	More than five years
Electricity purchase options:	in Gwh	12,854	868	3,063	8,923
	in € million	667.5	41.9	159.5	466.1
Electricity sales commitments:	in Gwh	3,817	824	2,993	-
	in € million	250.6	38.2	212.4	-

(€ million)		Notional contract amount as of December 31, 2007 by maturity
		Total	Less than one year	1 to 5 years	More than five years
Electricity purchase options:	in Gwh	15,280	935	3,445	10,900
	in € million	749.6	50.3	169.3	530.0
Electricity sales commitments:	in Gwh	3,202	1,032	2,170	-
	in € million	177.1	55.7	121.4	-

28.3.2	Greenhouse gas emission rights

Other transactions not qualifying for hedge accounting relate to contracts swapping greenhouse gas emission rights for Carbon Emission certificates, maturing at the end of 2010, 2011 and 2012. These transactions are recorded in assets in the amount of €0.5 million and the impact on the Consolidated Income Statement is a net income of €0.8 million.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

29	Financial risk management

Group objectives and organization

The Group is exposed to the following financial risks in the course of its operating and financial activities:

-	Market risks, presented in Note 29.1:
o	interest-rate risk, presented in Note 29.1.1 (interest-rate fair value hedges, cash flow hedges and derivatives not qualifying for hedge accounting),
o
foreign exchange risk, presented in Note 29.1.2 (hedges of a net investment in a foreign operation, hedges of balance sheet foreign exchange exposure by derivatives not qualifying for hedge accounting, embedded derivatives, overall foreign exchange risk exposure),

o	commodity risk, presented in Note 29.1.3 (fuel and electricity risks, greenhouse gas emission rights).
-	Equity risk, presented in Note 29.2.
-	Liquidity risk, presented in Note 29.3
-	Credit risk, presented in Note 29.4

29.1	Market risk management

29.1.1	Management of interest rate risk

The financing structure of the Group exposes it naturally to the risk of interest rate fluctuations. As such, floating-rate debt impacts future financial results.

Short-term debt is primarily indexed to short-term indexes (Eonia for the treasury note program and Euribor/Libor for the main short-term credit lines). Medium and long-term debt comprises both fixed and floating-rate debt.

The Group manages a fixed/floating rate position in each currency in order to limit the impact of interest rate fluctuations on its net income and to optimize the cost of debt. For this purpose, it uses interest rate swap and swaption instruments.

These swaps may be classified as fair value hedges or cash flow hedges. An interest rate fair value hedge changes fixed-rate financial assets or liabilities into floating rate financial assets or liabilities in order to protect against changes in their fair value. A cash flow hedge protects against changes in the value of cash flows associated with assets or liabilities.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

The following table shows the interest-rate exposure of gross debt (defined as the sum of non-current borrowings, current borrowings and bank overdrafts and other cash position items) before and after hedging.

	As of December 31, 2009		As of December 31, 2008		As of December 31, 2007
(€ million)	Out-standings	% total debt	Out-standings	% total debt	Out-standings	% total debt
Fixed rate	15,971.5	77.0%	14,055.2	69.0%	12,129.7	66.5%
Floating rate	4,770.6	23.0%	6,322.6	31.0%	6,111.0	33.5%
Gross debt before hedging	20,742.1	100.0%	20,377.8	100.0%	18,240.7	100.0%
Fixed rate	10,808.8	51.3%	9,960.8	48.0%	9,759.2	53.6%
Capped floating rate (active caps)	0,0	0.0%	36.0	0.2%	1,401.7	7.7%
Floating rate	10,276.5	48.7%	10,752.5	51.8%	7,052.1	38.7%
Gross debt after hedging and fair value remeasurement of fixed-rate debt	21,085.3	100.0%	20,749.3	100.0%	18,213.0	100.0%
Fair value adjustments to (asset)/liability hedging derivatives	(343.2)		(371.5)		27.7
Gross debt at amortized cost	20,742.1		20,377.8		18,240.7

Total gross debt as of December 31, 2009 after hedging was 51.3% fixed-rate and 48.7% floating-rate. No caps were active as of December 31, 2009. Excluding inactive caps, the fixed-rate portion of gross debt was 57.1% and the floating-rate portion was 42.9%.

As of December 31, 2009, the Group has cash and cash equivalents of €5,614.4 million, the majority of which bears interest at floating rates.

Net debt totals €15,127.7 million and is 69.2% fixed-rate and 30.8% floating-rate.

Sensitivity of the consolidated income statement and equity:

The Group manages its exposure to interest rate fluctuations based on floating-rate gross debt net of cash.

The breakdown of the Group’s floating-rate debt by maturity as of December 31, 2009 is as follows:

(€ million)	Overnight and less than 1 year	1 to 5 years	More than 5 years	Total
Total assets (cash and cash equivalents)	5,614.4			5,614.4
Total floating-rate liabilities	(3,438.0)	(855.5)	(477.1)	(4,770.6)
Net floating-rate position before hedging	2,176.4	(855.5)	(477.1)	843.8
Derivative instruments (1)	4.2	(2,159.0)	(3,351.1)	(5,505.9)
Net floating-rate position after active management and hedging	2,180.6	(3,014.5)	(3,828.2)	(4,662.1)
(1)	Debt hedging financial instruments excluding inactive caps of U.S.$400 million and €952 million.

The analysis of the sensitivity of finance costs to interest rate risk covers financial assets and liabilities and the derivative portfolio as of December 31, 2009. Given the net debt structure of the Group and its derivative portfolio, a change in interest rates would impact the income statement via the cost of floating-rate debt (after hedging), the fair value of trading derivatives and Group investments.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

The analysis of the sensitivity of equity to interest rate risk concerns the cash flow hedge reserve. This sensitivity corresponds to fair market value movements as a result of an instantaneous change in interest rates.

Assuming a constant net debt structure and management policy, an increase in interest rates of 0.5% at the balance sheet date would generate an increase in equity of €25 million (before tax) and a decrease in net income (before tax) of €15 million. A decrease in interest rates of 0.5% would have the opposite impact on net income and equity. All other variables have been assumed to be constant for the purpose of this analysis and the change in net income and equity is attributable to the variation in interest rates, all other things being equal.

29.1.2	Management of foreign exchange risk

The Group's international activities generate significant foreign currency flows.

The Group's central treasury department manages foreign exchange risk centrally within limits set by the Chief Financial Officer.

Overall exposure to foreign exchange risk and risk management

Foreign exchange risk, as defined in accordance with IFRS 7, mainly results from:

(a)
foreign currency-denominated purchases and sales of goods and services relating to operating activities and the related hedges (e.g. currency forwards). However, these transactions remain minor within the Group (see Note 29.1.2.1);

(b)	foreign currency-denominated financial assets and liabilities, including foreign currency-denominated loans/borrowings and related hedges (e.g. forex swaps) (see Note 29.1.2.2);

(c)	investments in foreign subsidiaries realized through the translation of accounts impacting the translation reserves (see Note 29.1.2.3).

Management of foreign exchange transaction risk:

The Group has no significant exposure to foreign exchange transaction risk. The activities of the Group are performed by subsidiaries operating in their own country and their own currency. Exposure to foreign exchange risk is therefore naturally limited.

Management of foreign exchange asset risk:

Financing is secured in the local currency for operations located in foreign countries. In the case of inter-company financing, these credit lines can generate foreign exchange risk. In order to limit the impact of this risk, Veolia Environnement has developed a policy which seeks to back foreign-currency financing and foreign currency derivatives with inter-company receivables denominated in the same currency.

The asset exposure hedging strategy primarily involves hedging certain net foreign investments and ensuring that Group companies do not have a material balance sheet foreign exchange position that could generate significant volatility in foreign exchange gains and losses (IAS 21 / IAS 39).

29.1.2.1	Translation risk

Considering its international presence, the translation of the income statements of the Group’s foreign subsidiaries is sensitive to exchange rate fluctuations.

The following table summarizes the sensitivity of certain Group consolidated income statement aggregates to a 10% increase or decrease in foreign exchange rates against the euro, with regard to the translation of financial statements of foreign subsidiaries.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

(€ million)	Contribution to the consolidated financial statements							Sensitivity to an increase or decrease in the main currencies against the euro
	EUR	GBP	USD	PLN	CZK	Other currencies	Total	+10%	-10%
Revenue	20,677.4	2,259.3	2,977.4	502.3	1,150.6	6,984.0	34,551.0	(626.3)	689.0
Operating income	1,046.8	330.4	147.8	46.0	173.3	276.9	2,021.2	(63.4)	69.7

29.1.2.2	Foreign exchange risk with regard to the net finance cost

With many offices worldwide, Veolia organizes financing in local currencies.

The foreign currency debts borne by the parent company, Veolia Environnement SA, are generally hedged using either derivative instruments or assets in the same currency.

The following table shows the exposure to exchange rate fluctuations of the foreign currency net financial debt of the entities that bear the main foreign exchange risks. It also presents the sensitivity of these entities to a 10% increase or decrease in the parities of the corresponding foreign currencies.

	Net finance cost Foreign currency exposure (in millions of local currency)						Sensitivity to an increase or decrease in the 4 main currencies against the euro (€ million)
	GBP	USD	PLN	CZK	Other currencies (in euros)	Total translated into euros	+10%	-10%
Veolia Environnement SA	(37.4)	(86.0)	(54.7)	(313.1)	(356.3)	(473.9)	(15.3)	9.8
Other Group subsidiaries	(21.8)	(96.6)	(51.5)	(13.2)	(199.2)	(310.4)	(11.8)	9.7
Total in foreign currency	(59.2)	(182.7)	(106.2)	(326.3)	(555.5)	(784.3)
Total translated into euros	(66.2)	(125.8)	(24.5)	(12.3)	(555.5)	(784.3)	(27.1)	19.5

29.1.2.3	Foreign exchange and translation risk in the consolidated statement of financial position

Due to its international presence, the Group’s consolidated statement of financial position is exposed to exchange rate fluctuations. A fluctuation in the euro impacts the translation of subsidiary foreign currency-denominated assets in the consolidated statement of financial position. The main currencies used are the US dollar and the pound sterling.

For its most significant assets, the Group has issued debt in the relevant currencies.

The following table shows the net asset amounts for the main currencies, defined as the asset amount excluding net financial debt.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

(€ million)	Contribution to the consolidated financial statements					Sensitivity to an increase or decrease in the 2 main currencies against the euro
	EUR	USD	GBP	Other currencies	Total	+10%	-10%
Assets excluding net financial debt by currency	13,044	2,710	2,646	6,859	25,259	595	(487)
Net financial debt by currency	8,506	1,595	1,857	3,170	15,128	384	(314)
Net assets by currency	4,538	1,115	789	3,689	10,131	211	(173)

29.1.3	Management of commodity risk

Fuel or electricity prices can be subject to significant fluctuations. Nonetheless, Veolia Environnement's activities have not been materially affected and should not be materially affected in the future by cost increases or the availability of fuel or other commodities. The long-term contracts entered into by Veolia Environnement generally include price review and/or indexation clauses which enable it to pass on the majority of any increases in commodity or fuel prices to the price of services sold to customers, even if this may be performed with a time delay.

Nonetheless, as part of supply management and cost optimization, certain Group subsidiaries may be required, depending on their activities, to contract forward purchases or sales of commodities and set-up derivatives to fix the cost of commodities supply, where the contracts do not offer adapted protection.

29.1.3.1	Fuel risks

In the Transportation Division, a “fuel” hedging policy has been implemented in order to control trends in fuel prices. The Group uses firm fuel purchase contracts (deemed for its own use) or derivatives whose characteristics (notional amount, maturity) are defined in line with forecast fuel requirements (based on firm orders or highly probably forecast flows). The majority of these derivatives are swaps used to determine the forward purchase price of fuel.

These derivatives were analyzed in accordance with IAS 39 and classified as hedging instruments (cash flow hedges) (see Note 28).

29.1.3.2	Coal, gas and electricity risks

The Group has entered into long-term gas, coal, electricity and biomass purchase contracts in order to secure its supplies.

The majority of these commitments are reciprocal; the third parties concerned are obliged to deliver the quantities indicated in these contracts and the Group is obliged to take them.

These contracts are considered to fall outside the scope of IAS 39, except for specific transactions in Germany, where electricity purchase options and sales commitments have been contracted in parallel. These transactions are not eligible for hedging within the meaning of IAS 39 (see Note 36 on off-balance sheet commitments).

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

29.2	Management of equity risk

As of December 31, 2009, Veolia Environnement held 14,731,592 of its own shares, of which 8,591,656 were allocated to external growth operations and 6,139,936 were acquired for allocation to employees under stock option and employee savings plans, with a market value of €340.7 million, based on a share price of €23,125 and a net carrying amount of €452.6 million deducted from equity.

As part of its cash management strategy, Veolia Environnement holds UCITS shares. These UCITS have the characteristics of monetary UCITS and are not subject to equity risk.

29.3	Management of liquidity risk

The operational management of liquidity and financing is managed by the Treasury and Financing Department. This management involves the centralization of major financing in order to optimize liquidity and cash.

The Group secures financing on international bond markets, international private placement markets, the treasury note market and the bank lending market, (see Note 17 “Non-current and current borrowings”).

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

29.3.1	Maturity of financial liabilities

Undiscounted contractual flows of financial liabilities, comprising principal payments and interest flows, are presented below. Market data used are valid as of December 31, 2009:

	As of December 31, 2009		Maturing in
(€ million)	Net carrying amount	Total contractual flows (1)	Less than 1 year	2 years	3 to 5 years	More than 5 years
Non-current borrowings	17,647.3	17,422.7		773.4	5,468.1	11,181.2
o/w bond issues – publicly offered	12,511.8	12,304.1		-	3,735.9	8,568.2
o/w bond issues – private placements	299.1	288.7			142.9	145.8
Current borrowings	2,983.1	2,983.1	2,983.1
Trade payables	5,311.0	5,311.0	5,311.0
Other current operating payables	4,933.4	4,933.4	4,933.4
Bank overdrafts and other cash position items	454.9	454.9	454.9
Interest on non-current and current borrowings (2)			851.8	823.0	1,952.9	4,019.3
Derivative instruments – Liabilities	224.1
o/w interest rate derivatives	76.6	751.6	57.0	57.2	158.1	479.3
Fair value hedges	8.3	85.5	10.9	10.9	30.0	33.7
Cash flow hedges	59.6	640.8	46.0	42.1	118.8	433.9
Derivatives not qualifying for hedge accounting	8.7	25.3	0.1	4.2	9.3	11.7
o/w foreign currency derivatives not qualifying for hedge accounting	86.8	88.0	68.0	0.1	1.4	18.5
Inflows		(2,761.8)	(2,755.3)	(1.1)	(5.4)	0.0
Outflows		2,849.8	2,823.3	1.2	6.8	18.5
o/w foreign currency derivatives hedging a net investment	17.1	17.1	1.6			15.5
Inflows		(276.4)	(272.5)	(3.9)
Outflows		293.5	274.1	3.9		15.5
o/w commodity derivatives	43.6
Sub-total debts and liabilities			14,660.8	1,653.7	7,580.5	15,713.8
Derivative instruments – Assets	(477.5)
o/w interest rate derivatives	(355.0)	(1,173.6)	(180.8)	(180.7)	(458.4)	(353.7)
Fair value hedges	(351.5)	(1163.0)	(178.3)	(178.3)	(453.3)	(353.1)
Cash flow hedges	(0.1)	0.0	0.0	0.0	0.0	0.0
Derivatives not qualifying for hedge accounting	(3.5)	(10.6)	(2.5)	(2.4)	(5.1)	(0.6)
o/w foreign currency derivatives not qualifying for hedge accounting	(45.5)	(42.8)	(26.5)	(3.4)	(8.9)	(4.0)
Inflows		(1,182.4)	(995.4)	(53.3)	(102.9)	(30.8)
Outflows		1,139.6	968.9	49.9	94.0	26.8
o/w foreign currency derivatives hedging a net investment	(13.1)	(13.1)	(3.0)			(10.1)
Inflows		(185.1)	(175.0)			(10.1)
Outflows		172.0	172.0
o/w commodity derivatives	(63.9)
Sub-total assets			(210.3)	(184.1)	(467.3)	(367.8)
Total			14,450.5	1,469.6	7,113.2	15,346.0
(1)	debts are presented at the year-end exchange rate
(2)	floating-rate interest is calculated at the year-end interest rate

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

The average maturity of financial debt is 10 years.

29.3.2	Net liquid asset positions

Net liquid assets of the Group as of December 31, 2009 break down as follows:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Veolia Environnement:
Undrawn MT syndicated loans *	3,694.6	2,890.3	4,000.0
Undrawn MT credit lines	400.0	575.0	850.0
Undrawn ST credit lines	575.0	350.0	175.0
Cash & cash equivalents	4,091.2	2,283.6	1,550.8
Subsidiaries:
Cash & cash equivalents	1,523.2	1,566.0	1,564.8
Total liquid assets	10,284.0	7,664.9	8,140.6
Current debts and bank overdrafts and other cash position items
Current debts	2,983.1	3,219.7	3,805.0
Bank overdrafts and other cash position items	454.9	465.7	459.4
Total current debts and bank overdrafts and other cash position items	3,438.0	3,685.4	4,264.4
Total liquid assets net of current debts and bank overdrafts and cash position items	6,846.0	3,979.5	3,876.2
*	maturing April 20, 2012

As of December 31, 2009, Veolia Environnement had total liquid assets of €10.3 billion, including cash and cash equivalents of €5.6 billion.

As of December 31, 2009, cash equivalents were primarily held by Veolia Environnement SA in the amount of €4,049.8 million including non-dynamic monetary UCITS of €3,037.9 million, negotiable debt instruments (bank certificates of deposit and treasury notes with a maturity of less than three months) of €375.2 million, monetary notes of €385.0 million and term deposits of €250.0 million.

Undrawn credit lines as of December 31, 2009 are as follows:

Bank	Amount in € million	Maturity
NATIXIS	150	March 31, 2012
BNP Paribas	150	March 2, 2012
HSBC	100	June 30, 2011
RBS formerly ABN	100	December 29, 2010
SG	150	December 23, 2010
ABN Amro	125	December 20, 2010
CIC and BFCM	100	November 15, 2010
Calyon	100	March 4, 2010
Total	975

The €150 million credit line with BNP Paribas which matured on March 3, 2009 was renewed in the same amount, with a new maturity of March 2, 2012.

The €200 million credit line with Natixis which matured on February 9, 2009 was renewed in the amount of €150 million, with a new maturity of March 31, 2012.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

A new credit line of €100 million was negotiated with HSBC, with a maturity of June 30, 2011.

Veolia Environnement may draw on the multi-currency syndicated credit facility and all credit lines at any time.

29.3.3	Rating

As of December 31, 2009, Moody’s and Standard & Poor's rated Veolia Environnement SA as follows:

	Short-term	Long-term	Outlook	Recent events
Moody’s	P-2	A3	Negative	On March 26, 2009, Moody’s confirmed the ratings assigned to Veolia Environnement on June 27, 2005, but downgraded the outlook from stable to negative.
Standard and Poor's	A-2	BBB+	Negative
On March 25, 2009, Standard and Poor’s confirmed the ratings assigned to Veolia Environnement on October 3, 2005, but downgraded the outlook from stable to negative. On January 4, 2010, these ratings were confirmed by Standard and Poor’s.

29.3.4	Information on early debt repayment clauses

Debt of Veolia Environnement SA:

Bank financing:

The legal documentation for syndicated loans (particularly the syndicated loan of €4 billion) and bilateral credit lines contracted by Veolia Environnement SA does not contain any financial covenants, i.e. obligations to comply with a debt payout ratio or interest ratio or a minimum credit rating which, in the event of non-compliance, could lead to the early repayment of the relevant financing.

Bond financing:

The private placement performed in the United States in 2003 (outstanding of €299.1 million as of December 31, 2009) is the only source of bond financing that contains financial covenants (debt hedging ratio < 5.3 and interest hedging ratio > 3.2). These covenants were complied with as of December 31, 2009

The legal documentation for the notes issued by the Company under its EMTN program (outstanding of €11.2 billion as of December 31, 2009) does not contain any financial covenants.

Debt of subsidiaries:

The project financing borne by specific companies or the financing granted by multilateral development banks to the Group’s subsidiaries may contain financial covenants.

As of December 31, 2009, the financing agreements containing such covenants and amounting to more than €100 million (Group share) were as follows:

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Financing (€ million)	Outstanding as of December 31, 2009	Type of covenant
Aquiris (Water Division - Belgium)	179.1	DPR1 and deadline for obtaining final acceptance for the plant
Delfluent (Water Division – Netherlands)	112.4	DPR, forecast DPR and duration of financing
Shenzhen (Water Division – China)	100.9	Minimum reserve account
Redal (Water Division - Morocco)	103.6	Working capital, equity/share capital and DPR
1 DPR (Debt Payout Ratio) = Net financial debt hedging ratio/EBITDA for which the defined aggregates may vary according to the financing

As of December 31, 2009, the Group complied with all the covenants included in the documentation of these significant financing agreements.

With regard to the Aquiris project (Brussels wastewater treatment plant), the lenders waived their right as of January 29, 2010 to demand early repayment of the financing until June 30, 2010. At the same time, a demand guarantee, exercisable as of June 30, 2010 and maturing on August 31, 2010, was granted by Veolia Eau-CGE to the lenders.

Financing for a project with an outstanding of €81 million as of December 31, 2009 contains a covenant that has yet to be complied with.

29.4	Management of credit risk

The Group is exposed to counterparty risk in various areas: its operating activities, cash investment activities and derivatives.

29.4.1	Counterparty risk relating to operating activities

Credit risk must be considered separately with respect to operating financial assets and operating receivables. Credit risk on operating financial assets is appraised via the rating of primarily public customers. Credit risk on other operating receivables is appraised through an analysis of risk dilution and late payments for private customers and exceptionally, for public customers, by a credit analysis.

Group customer credit risk analysis may be broken down into the following four categories (Public customers - Delegating authority, Private customers - Individuals, Public customers - Other and Private customers - Companies):

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

		As of December 31, 2009			Breakdown by customer type
(€ million)	Note	Gross carrying amount	Provisions	Net carrying amount	Public customers - Delegating authority	Private customers - Individuals	Public customers - Other	Private customers - Companies
Non-current and current operating financial assets	10	5,705.0	(53.2)	5,651.8	4,647.3		185.6	818.9
Trade receivables	13	9,641.6	(560.3)	9,081.3	2,202.8	1,685.8	1,672.9	3,519.8
Other current operating receivables	13	1,178.0	(76.8)	1,101.2	183.3	318.6	88.3	511.0
Other non-current financial assets in loans and receivables	11	774.8	(73.5)	701.3	59.0	4.1	19.3	618.9	(1)
Current financial assets in loans and receivables	11	195.8	(31.9)	163.9	27.9	5.1	3.8	127.1
Loans and receivables		17,495.2	(795.7)	16,699.5	7,120.3	2,013.6	1,969.9	5,595.7
Other non-current financial assets	11	72.8	(20.2)	52.6	3.1	7.1	18.2	24.2
Other current financial assets	11	57.9	(4.1)	53.8	1.9	4.1	0.3	47.5
Total		17,625.9	(820.0)	16,805.9	7,125.3	2,024.8	1,988.4	5,667.4

1 DPR (Debt Payout Ratio) = Net financial debt hedging ratio/EBITDA for which the defined aggregates may vary according to the financing

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

The analysis of Group customer credit risk as of December 31, 2008 is as follows:

		As of December 31, 2009			Breakdown by customer type
(€ million)	Note	Gross carrying amount	Provisions	Net carrying amount	Public customers - Delegating authority	Private customers - Individuals	Public customers - Other	Private customers - Companies
Non-current and current operating financial assets	10	5,763.8	(12.6)	5,751.2	4,834.9	-	54.0	862.3
Trade receivables	13	10,253.0	(550.9)	9,702.1	2,228.2	1,877.2	1,776.1	3,820.6
Other current operating receivables	13	1,314.1	(59.6)	1,254.5	244.3	312.9	153.1	544.2
Other non-current financial assets in loans and receivables	11	803.0	(63.4)	739.6	59.9	21.8	28.9	629.0	(2)
Current financial assets in loans and receivables	14	283.3	(27.9)	255.4	29.4	4.7	28.6	192.7
Loans and receivables		18,417.2	(714.4)	17,702.8	7,396.7	2,216.6	2,040.7	6,048.8
Other non-current financial assets	11	91.5	(13.8)	77.7	23.3	8.1	17.6	28.7
Other current financial assets	14	70.2	(4.2)	66.0	2.0	3.9	26.0	34.1

 (2)  Of which Dalkia International and its subsidiaries in the amount of €434.2 million as of December 31, 2008 and €390.8 million as of December 31, 2009

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Given the nature of the Group’s activities and its customers, and notably the ongoing nature of its activities, the Group considers that credit risk is unlikely to have a material impact.

Assets past due and not impaired break down as follows:

(€ million)		As of December 31, 2009				Assets past due but not impaired
	Note	Gross carrying amount	Provisions	Net carrying amount	Assets not yet due	0-6 months	6 months - 1 year	More than 1 year
Non-current and current operating financial assets	10	5,705.0	(53.2)	5,651.8	5,623.7	13.7	7.4	7.0
Trade receivables	13	9,941.6	(560.3)	9,081.3	6,765.4	1,631.7	267.3	416.9
Other current operating receivables	13	1,178.0	(76.8)	1,101.2	747.2	87.3	171.3	95.4
Other non-current financial assets in loans and receivables	11	774.8	(73.5)	701.3	701.3
Current financial assets in loans and receivables	11	195.8	(31.9)	163.9	136.4	10.8	5.6	11.1
Loans and receivables		17,495.2	(795.7)	16,699.5	13,974.0	1,743.5	451.6	530.4
Other non-current financial assets	11	72.8	(20.2)	52.6	52.6
Other current financial assets	11	57.9	(4.1)	53.8	48.2		1.9	3.7

Assets past due over 6 months and not impaired (€987.6 million) mainly consist of trade receivables. They declined by 11.2% compared to fiscal 2008.

Payment delays in excess of 6 months are mainly concentrated in two countries where settlement periods are exceptionally long:
•
In Italy, the net “trade receivables” account for all Group subsidiaries is €247.2 million as of December 31, 2009, for receivables past due over 6 months. This period is due to settlement practices in this country. Furthermore, in Italy, trade receivables primarily consist of a multitude of user/private customers for which the credit risk is highly diluted and local authorities and state bodies for which the recovery period is long.

•
In Morocco, the net “trade receivables” account is €39.6 million as of December 31, 2009, compared to €73.3 million as of December 31, 2008, for receivables past due over 6 months. This decrease was mainly attributable to the change in consolidated method (from full to proportionate consolidation) for the Water division’s activity in North Africa and the Middle East.

Finally, in France, net trade receivables past due over 6 months total €196.7 million at the end of 2009 (€262.1 million at the end of 2008) representing 4.2% of customer outstandings (including €109.8 million past due over one year), the majority of which concern amounts invoiced on behalf of local authorities and public bodies, receivables on local authorities and public bodies and VAT.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Financial assets maturity schedule as of December 31, 2008.

(€ million)		As of December 31, 2008				Assets past due but not impaired
	Note	Gross carrying amount	Provisions	Net carrying amount	Assets not yet due	0-6 months	6 months - 1 year	More than 1 year
Non-current and current operating financial assets	10	5,763.8	(12.6)	5,751.2	5,738.4	7.2	5.6	-
Trade receivables	13	10,253.0	(550.9)	9,702.1	6,649.7	2,258.2	387.4	406.8
Other current operating receivables	13	1,314.1	(59.6)	1,254.5	819.5	162.5	162.1	110.4
Other non-current financial assets in loans and receivables	11	803.0	(63.4)	739.6	739.6	-	-	-
Current financial assets in loans and receivables	11	283.3	(27.9)	255.4	188.6	45.2	12.3	9.3
Loans and receivables		18,417.2	(714.4)	17,702.8	14,135.8	2,473.1	567.4	526.5
Other non-current financial assets	11	91.5	(13.8)	77.7	77.7	-	-	-
Other current financial assets	11	70.2	(4.2)	66.0	17.7	30.5	3.9	13.9

Financial assets maturity schedule as of December 31, 2007:

(€ million)		As of December 31, 2007				Assets past due but not impaired
	Note	Gross carrying amount	Provisions	Net carrying amount	Assets not yet due	0-6 months	6 months - 1 year	More than 1 year
Non-current and current operating financial assets	10	5,633.6	(6.0)	5,627.6	5,624.4	2.5	0.7	-
Trade receivables	13	9,813.7	(510.0)	9,303.7	6,335.5	2,305.0	309.7	353.5
Other current operating receivables	13	1,508.1	(75.1)	1,433.0	784.0	451.5	134.1	63.4
Other non-current financial assets in loans and receivables	11	572.6	(57.6)	515.0	515.0	-	-	-
Current financial assets in loans and receivables	11	174.1	(21.3)	152.8	123.3	15.7	6.2	7.6
Loans and receivables		17,702.1	(670.0)	17,032.1	13,382.2	2,774.7	450.7	424.5
Other non-current financial assets	11	231.0	-	231.0	231.0	-	-	-
Other current financial assets	11	177.2	-	177.2	177.2	-	-	-

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

29.4.2	Counterparty risk relating to investment and hedging activities

The Group is exposed to credit risk relating to the investment of its surplus cash and its use of derivative instruments in order to manage interest rate and currency risk. Credit risk corresponds to the loss that the Group may incur should a counterparty default on its contractual obligations. In the case of derivative financial instruments, this risk corresponds to the fair value of all the instruments contracted with a counterparty insofar as this value is positive.

The Group minimizes counterparty risk through internal control procedures limiting the choice of counterparties to leading banks and financial institutions (banks and financial institutions with a minimum Moody’s, Standard & Poor's or Fitch's rating of A1/P1/F1 respectively for transactions with a term of less than one year and of A2/A/A respectively for transactions with a term of more than one year). Limits are determined for each counterparty based primarily on the rating awarded by the rating agencies and the size of their equity, and are reviewed monthly. In addition, derivative transactions are only entered into with counterparties with whom the Group has an ISDA or FBF framework agreement.

Deposit counterparty risk is managed by the Treasury and Financing Department which centralizes the cash positions of Group entities. In this way, the counterparty risk of entities is limited to settlement and account keeping banking activities, signature commitments and the continuation of credit lines obtained from banks with the authorization of the Group Treasury and Financing Department.

Counterparty risk on financial transactions is monitored on an ongoing basis by the middle-office. The Group is not exposed to any risk as a result of material concentration.

As of December 31, 2009, Veolia Environnement SA’s total outstandings exposed to credit risk amounted to €4,049.8 million with regard to investments and €272 million with regard to derivative instruments (sum of the fair values of assets and liabilities). These counterparties are investment grade for up to 97% of the total exposure.

Veolia Environnement SA cash surpluses (€4.05 billion as of December 31, 2009) are managed with a profitability objective close to that of the money market and avoiding exposure to capital risk and maintaining a low level of volatility.

They were injected into the following types of investment:
-	non-dynamic monetary UCITS (with the AMF Euro Monetary classification) for €3,038 million,
-
certificates of deposit and term deposits with a maturity of less than three months with leading French banks with a rating from Moody’s, Standard & Poor’s or Fitch: A1+/P1/F1 in the short term for €350 million,

-	negotiable debt securities with a maturity of less than three months issued by CAC40 or Eurostoxx 50 companies for €275 million,
-	monetary notes issued by leading French banks with a rating from Moody’s, Standard & Poor’s or Fitch: A1+/P1/F1 in the short term for €385 million.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

30	Employee benefit obligation

Share-based compensation

Veolia Environnement share purchase and subscription option plans

Veolia Environnement has implemented several standard fixed share purchase and subscription option plans, as well as a variable plan for management.
Outstanding option plans at the end of 2009 were as follows:

	N°7		N°6		N°5		N°4		N°3		N°2
	2007		2006		2004		2003		2002		2001
Grant date	07/17/2007		03/28/2006		12/24/2004		03/24/2003		01/28/2002		02/08/2001
Number of options granted	2,490,400		4,044,900		3,341,600		5,192,635		4,413,000		3,462,000
Number of options not exercised	635,850	(*)	3,709,861		3,080,738		1,571,010		1,929,114		0
Plan term	8 years		8 years		8 years		8 years		8 years		8 years
Vesting conditions	4 years service plus performance conditions to be satisfied		4 years service		3 years service plus performance conditions for certain plans		3 years service		3 years service		3 years service
Vesting method	After 4 years		After 4 years		By tranches of 1/3 over 3 years		By tranches of 1/3 over 3 years		By tranches of 1/3 over 3 years		After 3 years
Strike price (in euros)	57.05		44.03	**	24.32	**	22.14	**	36.65	**	40.59	**
*	Given the performance criteria, the number of options effectively exercisable has been reduced from 1,742,650 in 2008.
**
Strike price adjusted to take account of transactions impacting the share capital of the Company (issue of share subscription warrants on December 17, 2001 and share capital increases with retention of preferential subscription rights on August 2, 2002 and July 10, 2008). To recap, the initial strike prices for plans no. 2, no. 3, no. 4, no. 5 and no. 6 were €42.00, €37.53, €22.50, €24.72 and €44.75 respectively.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

2008 and 2009:

The Group did not grant any share options in 2008 or 2009.

2007:

In 2007, the Group granted 2,490,400 share options to two employee groups. The first group comprises Veolia Environnement Group management, including members of the Executive Committee. The second group comprises senior managers of Veolia Environnement Group companies and employees recognized for their excellent performance in 2006. The estimated fair value of each option granted in 2007 was €13,91. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €57.26, historical volatility of 21.75%, expected dividend yield of 2%, risk-free interest rate of 4.59%, estimated exercise maturity of 6 years.

In 2007, the Group granted 333,700 Free Shares to employees recognized for their excellent performance in 2006. In France, rights vest after two years, followed by a two year lock-in period and are subject to performance conditions. Outside France, rights vest after four years subject to performance conditions. The estimated fair value of each free share granted in 2007 was €57.26, net of dividends not received during the vesting period and, for shares granted to French employees, a discount for non-transferability.

Finally, in 2007, the Group granted 205,200 Stock Appreciation Rights (SAR) to ordinary shares to three groups of employees: firstly, Veolia Environnement Group management, secondly senior managers of Veolia Environnement Group companies and thirdly employees recognized for their excellent performance in 2006. Rights vest after four years subject to performance conditions. As of December 31, 2009, the estimated fair value of each option granted in 2007 is €0.195. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €22.52, historical volatility of 33.24%, expected dividend yield of 5.35%, risk-free interest rate of 1.99%, estimated exercise maturity of 3 years, subscription price of €57.20.

The number of options granted under the three 2007 plans (share options, free shares and SAR) was determined based on the increase in net earnings per share between December 31, 2006 and December 31, 2008. This has been taken into account in the calculation of the number of options vested and the compensation expense.

2006:

In 2006, the Group granted 4,044,900 share options to three employee groups. The first group comprises Veolia Environnement Group management, including members of the Executive Committee. The second group comprises senior management of Veolia Environnement Group companies. The third group comprises Group employees recognized for their excellent performance. The estimated fair value of each option granted in 2006 was €10.01. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €44.75, historical volatility of 22.6%, expected dividend yield of 1.92%, risk-free interest rate of 3.69%, estimated exercise maturity of 6 years.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Information on share purchase and subscription options granted since 2001 is detailed below, with a breakdown of movements in 2007, 2008 and 2009 (share option plans excluding SAR plans and free share plans):

	Number of shares outstanding	Weighted average strike price (in € )
As of December 31, 2006	16,800,258	33.67
Granted	2,490,400	57.05
Adjustment for share capital increase of July 10, 2007	228,525	33.79
Exercised	(4,046,076)	30.20
Cancelled	(51,934)	49.70
Expired	-	-
As of December 31, 2007	15,421,173	37.71
Granted	-	-
Exercised	(886,095)	28.36
Cancelled	(242,056)	46.78
Expired	(1,804,495)*	56.17
As of December 31, 2008	12,488,527	35.53
Granted
Exercised	(31,011)	25.06
Cancelled	(148,418)	46.05
Expired	(1,382,525)	40.59
As of December 31, 2009	10,926,573	34.78
*	including 1,742,650 shares due to failure to meet performance conditions

The average share price at the time of option exercise in 2009 was €24.21.

Details of Veolia Environnement share purchase and subscription options outstanding as of December 31, 2009 are as follows:

Strike price	Number of options outstanding	Average strike price (in euros)	Average residual term (in years)	Number of options vested
20-25	4,651,748	23.58	2.39	4,651,748
35-40	1,929,114	36.65	0.08	1,929,114
40-45	3,709,861	44.03	4.24	0
55-60	635,850	57.05	5.54	0
	10,926,573	34.78	3.40	6,580,862
As of December 31, 2009, 6,580,862 can be exercised.

Employees' savings plans

Veolia Environnement has set-up standard and leveraged savings plans which enable a large number of employees of Veolia Environnement and its subsidiaries to subscribe for Veolia Environnement shares. Shares subscribed by employees under these plans are subject to certain restrictions regarding their sale or transfer by employees.

Veolia Environnement did not introduce any new employee savings plans in 2008.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Shares subscribed by Veolia Environnement employees in 2007 and 2009:

	2009	2007
Number of shares	624,387	1,415,163
Subscription price	€21.28	€48.37	(*)
Amount subscribed (€ million)	13.3	68.5

(*) weighted average price - 1,392,857 shares were subscribed at €48.18 and 22,306 were subscribed at €60.23 (leveraged formula with the grant of share subscription warrants in Germany and leveraged formula with the grant of SAR in Australia, Canada, South Korea, Portugal and Sweden).

In 2009, in the absence of a discount for plan subscribers, the expense recognized for the savings plan totaled €5.1 million and corresponds to the contribution valued as of July 3, the transaction closing date, less a non-transferability discount for the standard plan of €915,000.

In 2007, a compensation expense of €49.7 million was recorded in accordance with IFRS 2 on share-based payments. This compensation includes a discount for non-transferability of €7.2 million.

Veolia Group applies the recommendations of the CNC (communiqué of December 21, 2004 on Group Savings Plans and supplementary notice of February 2, 2007). The discount for non-transferability was determined by calculating the difference between the value of a five-year forward sale of shares and the spot purchase of the same number of shares, financed by a loan. The risk-free interest rate and the interest rate for calculating the carrying cost were 4.05% and 6.74% in 2007 and 2.76% and 6.90% in 2009. The notional cost of non-transferability of shares as a percentage of the spot rate of the shares at the grant date was 12% in 2007 and 17.9% in 2009.

Pension plans and other post-employment benefits

a - Description of plans

In accordance with the regulatory environment and collective agreements, the Group has established defined benefit and defined contribution pension plans (company or multi-employer) in favor of employees and other post-employment benefits.

In certain subsidiaries, supplementary defined contribution plans were set up. Expenses incurred by the Group under these plans total €91 million for 2009 and €89 million for 2008.

Certain Group companies have established defined benefit pension plans and/or offer other post-employment benefits (mainly retirement termination payments). The largest defined benefit pension plans are located in the United Kingdom, with a pension obligation as of December 31, 2009 of €988 million (and plan assets of €857 million) and in France with a pension obligation as of December 31, 2009 of €478 million (and plan assets of €127 million), notably in respect of retirement termination payments.

Under collective agreements, certain Group companies participate in multi-employer defined benefit pension plans. However, as these plans are unable to provide a consistent and reliable basis for the allocation of the obligation, assets and costs between the different participating entities, they are recorded as defined contribution plans in accordance with IAS 19. The main multi-employer plans are located in Sweden, Germany and the Netherlands and concern approximately 11,500 employees. The corresponding expense recorded in the consolidated income statement is equal to annual contributions and totals slightly over €29 million in 2009 compared to €32 million in 2008. Multi-employer plans in Sweden and the Netherlands are funded by capitalization; German multi-employer plans are funded by redistribution.

The Group also offers post-employment benefits and notably health insurance plans in the United States and France.

b - Obligations in respect of defined benefit pension plans and other post-employment benefits

The following schedules present obligations in respect of defined benefit pension plans and other post-employment benefits

NB: these schedules exclude, by definition, defined contribution pension plans (as the obligation is limited to the annual contribution expensed in the year and the plans do not, therefore, result in the recording of a provision based on actuarial valuations) and multi-employer defined benefit pension plans which are accounted for as defined contribution pension plans.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

b-1 Change in the defined benefit obligation (D.B.O)

	As of December 31,
(€ million)	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
Change in the defined benefit obligation	2009	2008	2007	2009	2008	2007
Defined benefit obligation at beginning of year	1,522.0	1,733.4	1,836.0	41.7	41.0	53.8
Current service cost	51.3	53.4	61.8	0.6	1.4	1.6
Interest cost	89.4	88.7	85.7	2.4	2.2	2.3
Plan participants' contributions	5.7	7.1	7.9	-	-	-
Benefit obligation assumed on acquisition of subsidiaries	5.1	7.3	41.3	-	-	-
Benefit obligation transferred on disposal of subsidiaries	(14.3)	(20.4)	(2.3)	-	-	-
Curtailments	(9.3)	(5.0)	(3.3)	-	-	(8.3)
Liquidations	(1.1)	(23.2)	(9.6)	(2.6)	-	-
Actuarial loss (gain)	142.6	(75.2)	(128.5)	1.3	(3.7)	(5.9)
Benefits paid	(78.8)	(79.2)	(75.6)	(2.8)	(3.1)	(2.6)
Plan amendments	3.3	43.0	21.1	-	-	-
Other (incl. changes in consolidation scope and foreign exchange translation)	54.2	(207.9)	(101.1)	0.9	3.9	0.1
(1) Defined benefit obligation at end of year	1,770.1	1,522.0	1,733.4	41.5	41.7	41.0

Other changes in the defined benefit obligation for pension plans and other post-employment benefits (excluding medical insurance coverage of retirees) primarily concern the impact of foreign exchange translation (€60 million in 2009).

b-2 Change in plan assets

	As of December 31,
(€ million)	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
Change in plan assets	2009	2008	2007	2009	2008	2007
Fair value of plan assets at beginning of year	901.1	1,242.7	1,220.8	-	-	-
Expected return on plan assets	58.6	72.8	70.9	-	-	-
Actuarial gains (losses)	79.2	(219.6)	(5.6)	-	-	-
Group contributions	63.4	45.2	74.9	-	-	-
Plan participants' contributions	5.7	7.1	7.9	-	-	-
Plan assets acquired on acquisition of subsidiaries	4.1	1.8	24.8	-	-	-
Plan assets transferred on disposal of subsidiaries	(2.4)	(1.6)	(0.5)	-	-	-
Liquidations	(0.9)	(12.2)	(9.9)	-	-	-
Benefits paid	(50.5)	(49.0)	(47.8)	-	-	-
Other (incl. changes in consolidation scope and foreign exchange translation)	43.6	(185.9)	(92.8)	-	-	-
(2) Fair value of plan assets at end of year	1,101.9	901.1	1,242.7	-	-	-

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Other changes in plan assets primarily concern the impact of foreign exchange translation (€51 million in 2009).

Group pension plan assets were invested as follows as of December 31, 2009, 2008 and 2007:

	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Shares	46%	46%	50%
Bonds and debt instruments	41%	40%	38%
Insurance risk-free funds	13%	12%	8%
Liquid assets	0%	0%	3%
Other	0%	2%	1%

Group assets in France are primarily invested with insurance companies and the expected long-term return on these assets is directly linked to past rates of return. Assets in the United Kingdom are primarily invested in shares and bonds via a trust and expected long-term rates of return are based on long-term market performance statistics.

The actual return on plan assets (expected return on plan assets + actuarial gains/losses) was €137.8 million at the end of 2009, compared to -€146.8 million at the end of December 2008 and €65.3 million at the end of December 2007.

The expected return on plan assets in 2010 is €64 million.

Group contributions in 2009 include exceptional contributions of €7 million in the United Kingdom.
The Group plans to make contributions of €46 million to defined benefit plans in 2010.

b-3 Change in funding status and the provision

	As of December 31
	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
	2009	2008	2007	2009	2008	2007
Funding status = (2) – (1)	(668.2)	(620.9)	(490.7)	(41.5)	(41.7)	(41.0)
Unrecognized past service costs	88.4	96.6	61.2	0.6	-	-
Other	0	(2.1)	(6.4)		-	-
Net obligation	(579.8)	(526.4)	(435.9)	(40.8)	(41.7)	(41.0)
Provisions	(594.2)	(539.8)	(445.3)	(40.8)	(41.7)	(41.0)
Prepaid benefits	14.4	13.6	9.4	0	-	-

Provisions for post-employment benefits total €635.0 million, compared to €581.5 million in 2008. In 2009, this amount notably includes provisions of €7.2 million reclassified in the consolidated statement of financial position in Liabilities directly associated with assets held for sale (i.e. an amount of €627.8 million recorded in the consolidated statement of financial position).

The defined benefit obligation (DBO) is €347 million for unfunded defined benefit pension plans and other post-employment benefits (excluding medical insurance coverage of retirees) and €1,423 million for partially or fully funded plans as of December 31, 2009, compared to €341 million and €1,181 million at the end of 2008 and €334 million and €1,441 million at the end of 2007.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

b-4 Change in repayment entitlement

(€ million) Change in repayment entitlement	2009	2008	2007
Fair value of repayment entitlement at beginning of year	22.3	21.5	25.9
Expected return on repayment entitlement	0.9	0.9	1.1
Actuarial gains (losses)	0.9	(1.0)	(3.3)
Repayment entitlement acquired on acquisition of subsidiaries	-	-	-
Repayments	(1.9)	(1.6)	(2.2)
Other (including new repayment entitlements)	0.2	2.5	-
Fair value of repayment entitlement at end of year	22.4	22.3	21.5

The market value of repayment entitlement recorded in assets as of December 31, 2009 is €22.4 million. Repayment entitlement concerns the portion of employee rights to post-employment benefits (including medical insurance coverage of retirees) corresponding to periods during which the employee was employed by a previous employer or where the operating contract stipulates that employee entitlement to post-employment benefits is assumed by a third party.

b-5 Impact on the consolidated income statement

The net benefit cost for the period is as follows:

	As of December 31
	Pension plans and other post-employment benefits (excluding health insurance coverage of retirees)			Health insurance coverage of retirees
	2009	2008	2007	2009	2008	2007
Current service cost	51.3	53.4	61.8	0.6	1.4	1.6
Interest cost	89.4	88.7	85.7	2.4	2.2	2.3
Expected return on plan assets	(58.6)	(72.8)	(70.9)	-	-	-
Expected return on repayment entitlement	-	-	(1.1)	(0.9)	(0.9)	-
Past service costs recognized in the year	10.2	9.4	7.6	0.4	-	0.1
Curtailments / liquidations	(9.5)	(16.3)	(3.1)	(2.6)	-	-
Other (1)	(12.3)	(1.2)	(0.3)	-	2.2	-
Net benefit cost (2)	70.5	61.2	79.7	(0.1)	4.9	4.0
(1) In 2009, the “Other” heading primarily includes provision charges and reversals for labor commitments involving contract gains and losses.

(2) The 2008 cost excludes the Clemessy and Crystal entities, divested in December 2008.

These costs were recorded in full in operating income, except for interest costs and the expected return on plan assets which are recorded in net finance costs.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

c - Actuarial assumptions

Actuarial assumptions used for calculation purposes vary depending on the country in which the plan is implemented.

Pension plans and other post-employment benefits (excluding medical insurance coverage of retirees)

The benefit obligation in respect of pension plans as of December 31, 2009, 2008 and 2007 is based on the following average assumptions:

	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Discount rate	5.23%	5.83%	5.49%
Expected rate of salary increase	3.66%	3.8%	3.5%

As of December 31, 2009, the discount rates in the main areas with regard to post-employment commitments are as follows:

As of December 31, 2009
United Kingdom	5.5%
Euro zone	5.25%

The expected returns on plan assets in 2009, 2008 and 2007, as defined at the start of each year to determine the amount recorded in the income statement, are as follows:

	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Expected return on plan assets	6.5%	6.4%	6.0%
Average residual active life expectancy (in years)	13.0	12.0	12.0

In the United Kingdom, where the vast majority of plan assets are located, the expected return, as defined at the start of 2009, was 7%.

The actual return on plans assets in 2009, 2008 and 2007 was 13.8%, -13.7% and 5.3% respectively.

The Group benefit obligation is especially sensitive to the discount rate and inflation. A 1% increase in the discount rate would decrease the benefit obligation by €237 million and current service costs by €10 million. A 1% decrease in the discount rate would increase the benefit obligation by €284 million and current service costs by €13 million.

Conversely, a 1% increase in the inflation rate would increase the benefit obligation by €231 million and current service costs by €9 million. A 1% decrease in the inflation rate would decrease the benefit obligation by €201 million and current service costs by €7 million.

A 1% increase in the expected rate of return assumption would generate additional income of €7.8 million.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Medical insurance coverage of retirees

Additional assumptions concerning health insurance plans are as follows:

Average rate of increase in health insurance costs	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Assumed rate of increase in health costs in the coming year	4.9%	5.1%	5.4%
Target rate of increase in costs	3.5%	3.6%	3.5%
Year long-term rate is expected to stabilize	2019	2020	2020

Assumptions concerning the growth in health insurance costs impact the post-employment benefit obligation as follows: a 1% increase in the assumed rate of increase in health costs would increase the post-employment benefit obligation by €6.9 million and, conversely, a 1% decrease would reduce the post-employment benefit obligation by €5.3 million.

Assumptions concerning the rate of increase in health insurance costs have a minimal impact on the current service cost.

Amounts for the current and four prior periods are as follows:

Retirement plans and other post-employment benefits (excluding medical insurance coverage of retirees)	2009	2008	2007	2006
Benefit obligation at year end	(1,770.1)	(1,522.0)	(1,733.4)	(1,836.0)
Fair value of plan assets at year end	1,101.9	901.1	1,242.7	1,220.8
Funded status	(668.2)	(620.9)	(490.7)	(615.2)
Actuarial gains (losses) / experience adjustments on obligations	(11.7)	8.8	(0.7)	3.4
% of the benefit obligation	0.66%	-0.58%	0.04%	-0.19%
Actuarial gains (losses) / experience adjustments on plan assets	79.2	(219.6)	(5.6)	21.5

Medical insurance coverage of retirees	2009	2008	2007	2006
Benefit obligation at year end	(41.5)	(41.7)	(41.0)	(53.8)
Fair value of plan assets at year end		-	-	-
Funded status	(41.5)	(41.7)	(41.0)	(53.8)
Actuarial gains (losses) / experience adjustments on obligations	0.5	1.9	1.9	-0.7
% of the benefit obligation	-1.20%	-4.56%	-4.63%	1.30%
Actuarial gains (losses) / experience adjustments on plan assets	-	-	-	-

The cumulative amounts of actuarial gains and losses on obligations and assets recognized in other comprehensive income and the change in the asset ceiling are as follows:

	2009	2008	2007
Cumulative amount as of January 1	(185.8)	(48.3)	(172.7)
Change during the period	(61.7)	(137.5)	124.4
Cumulative amount as of December 31	(247.5)	(185.8)	(48.3)

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

31	Main acquisitions

31.1	Acquisitions in 2009

Acquisitions in 2009 with related net cash flows of less than €100 million represent business combination costs of €195 million. These acquisitions contributed €110 million to Group revenue in 2009.

In general, goodwill balances are justified by synergies with existing operations in the Group and future developments.

31.2	Acquisitions in 2008

Acquired asset and liability fair values recorded at the end of 2008 in the opening balance sheets of 2008 acquisitions not yet definitive as of December 31, 2008 (Tianjin Shibei at Veolia Water in China, Bartin Aero Recycling Group at Veolia Propreté, and the Praterm Group at Veolia Energie in Poland) were not materially changed during the 12-month allocation period following their acquisition date.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

32	Construction contracts

As described in Note 1.23, Veolia recognizes its construction contracts under the percentage of completion method. At each period-end, a statement per contract compares the amount of costs incurred, plus profits (including any provisions for losses to completion) with the intermediary billings: “Construction contracts in progress / Assets” is therefore a contract for which the costs incurred and profits recognized exceed the billing issued.

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Construction contracts in progress / Assets (A)	358.7	495.6	593.8
Construction contracts in progress / Liabilities (B)	292.4	332.2	232.0
Construction contracts in progress / net (A) – (B)	66.3	163.4	361.8
Costs incurred plus income and losses recognized to date (C)	5,413.7	4,404.8	4,068.7
Amounts billed (D)	5,347.4	4,241.4	3,706.9
Construction contracts in progress / net (C) – (D)	66.3	163.4	361.8
Customer advances	36.8	355.8	41.2

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

33	Operating leases

The Group enters into operating leases (mainly for transportation equipment and constructions).

The future minimum lease payments under operating leases amount to €2,753.7 million as of December 31, 2009, compared to €2,530.4 million as of December 31, 2008 and €2,190.0 million as of December 31, 2007.

As of December 31, 2009, future minimum lease payments under these contracts were as follows:

(€ million)	Operating lease
2010	567.7
2011 & 2012	864.5
2013 & 2014	624.6
2015 and thereafter	696.9
Total future minimum lease payments	2,753.7

Lease payments for the period

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Minimum lease payments expensed in the period	630.9	609.7	523.4
Contingent rent expensed in the period	18.7	13.6	17.1
Total lease payments for the period	649.6	623.3	540.5

Sub-lease revenue is not material.

Assets leased under operating leases

The value of assets concerned by operating leases within the Group is not material

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

34	Proportionately consolidated companies

Summarized financial information in respect of proportionately consolidated companies is set out below (Group part):

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Non-current assets	8,188.4	7,682.7	6,757.3
Current assets	3,984.1	3,670.8	3,115.5
Total assets	12,172.5	11,353.5	9,872.8
Equity attributable to owners of the Company	3,128.1	2,910.7	2,295.9
Equity attributable to non-controlling interests	915.1	801.6	895.5
Non-current liabilities	3,295.8	3,016.6	2,650.8
Current liabilities	4,833.4	4,624.6	4,030.6
Total equity and liabilities	12,172.4	11,353.5	9,872.8

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Income Statement data
Revenue	5,520.3	5,481.1	4,623.7
Operating income	636.8	612.6	659.9
Net income for the year	326.5	261.2	322.9
Financing data
Operating cash flows	819.8	712.3	567.0
Investing cash flows	(644.9)	(621.7)	(566.8)
Financing cash flows	(316.1)	(533.2)	(289.9)

The most material proportionately consolidated are as follows:
•
BWB (Berlin water services company) in the Water Division in Germany is 50% consolidated and contributed revenue of €602 million, operating income of €225 million, net assets of €2,735 million and net debt of €1,498 million;

•	Dalkia International is 75.81% consolidated and contributed revenue of €2,282 million, operating income of €158 million and net assets of €1,857 million;
•	The Proactiva Group in South America contributed revenue of €202 million, operating income of €26 million and net assets of €108 million;
•
The Shenzhen and Tianjin Shibei contracts in the Water Division in China are 25% and 49% consolidated respectively and contributed €138 million and €48 million respectively to revenue and €237 million and €150 million respectively to net assets

•
A change in the governance of the partnership with Mubadala Development Company on December 22, 2009 led to a change in consolidation method (from full to proportionate consolidation) for the activity of the Water Division in North Africa and the Middle East. This change in governance also resulted in financial debt restructuring, whereby the Group granted a 16-year loan for €121 million at a fixed rate of 5.7% (market conditions).

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

35	Tax audits

In the normal course of their business, the Group entities in France and abroad are subjected to regular tax audits.

In France, the tax authorities have carried out various tax audits in respect of both consolidated tax groups and individual entities, including a significant number of reviews focusing specifically on local taxes. The tax audits concerning the major Group companies in France, including Veolia Environnement SA, were closed in 2009. To date, none of these reviews have led to material liabilities to the tax authorities in excess of amounts estimated during the review of tax risks and the booking of provisions in accordance with IAS 37. Certain amounts are still being negotiated with the French tax authorities.

Outside France, the Group is present in numerous countries and is constantly subject to tax audits. Among the countries where the Group has a strong presence, tax audits were in progress as of December 31, 2008 in Germany and Morocco were completed in 2009. The liabilities arising from these tax audits had been anticipated and provided for in accordance with IAS 37.

Tax audits are still in progress, particularly in Italy. Discussions continued in 2009 with the Italian tax authorities. Where necessary, revised assessments and identified uncertain tax positions in respect of which a revised assessment has not been yet issued are adequately provided, and provision amounts are regularly reviewed in accordance with IAS37 criteria.

In the United States, the Group has launched a pre-filing agreement procedure with the Internal Revenue Service (I.R.S) in order to validate the amount of tax losses as of December 31, 2006, following the reorganization of Water Division activities (“Worthless Stock Deduction”). This reorganization led to the recognition of ordinary losses resulting from the operations and disposal of former U.S. Filter activities in respect of fiscal years 1999 to 2004, in an amount which could exceed U.S.$ 4 billion. No major event took place in 2009 that could call into question the Group’s position.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

36	Off-balance sheet commitments

Specific commitments given

➢	Specific Berlin contract commitments
Under the Berlin water contract, the Group plans to easement rights of passage for water pipes from landowners.

The gross amount of this investment could reach €426 million (50%), approximately €175 million of which would be borne by the Berlin Lander, representing a net commitment of €250 million.

Given the uncertain nature of estimating these easement rights, this commitment was retained off-balance sheet as of December 31, 2007.

More precise estimates were performed in 2008, producing a valuation of €113 million (100%), including a portion, estimated at €57 million, to be reimbursed by the Berlin Lander. The Group therefore recognized an asset and operating liability of €113 million. As these rights vest over the period to 2011, the amounts paid will be recorded, net of amounts reimbursed by the Berlin Lander, in financial assets and remunerated pursuant to the contract.

➢	Agreements with EDF
Veolia Environnement granted EDF a call option covering all of its Dalkia shares in the event an EDF competitor takes control of the company.

Likewise EDF granted Veolia Environnement a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF or should a Veolia Environnement competitor, acting alone or in concert, take control of EDF. Failing an agreement on the share transfer price, this would be decided by an expert.

Other commitments given

Other commitments and contingencies include neither collateral guarantees supporting borrowings (see Note 38) nor specific commitments and contingencies described above

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Other off-balance sheet commitments break down as follows:

(€ million)	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009	Maturing in
				Less than 1 year	1 to 5 years	More than 5 years
Operational guarantees including performance bonds	5,591.4	6,624.9	6,950.9	2,442.4	2,418.8	2,089,7
Financial guarantees	835.6	667.5	679.4	229.4	275.8	174.2
Debt guarantees	355.6	303.0	258.3	89.3	113.6	55.4
Vendor warranties received	480.0	364.5	421.1	140.1	162.2	118.8
Commitments given	617.1	507.8	431.6	283.7	97.6	50.3
Purchase commitments	589.9	476.5	425.1	277.8	97.6	49.7
Sales commitments	27.2	31.3	6.5	5.9	-	0.6
Other commitments given	957.3	912.7	1,065.3	489.4	267.2	308.7
Letters of credit	573.8	706.7	604.5	329.1	152.1	123.3
Other commitments given	383.5	206.0	460.8	160.3	115.1	185.4
Other commitments given	8,001.4	8,712.9	9,127.2	3,444.9	3,059.4	2,622.9

Operational guarantees: in the course of their normal activities, the Group's subsidiaries give guarantees to their customers. If the company does not reach its specified targets, it may have to pay penalties. This commitment is often guaranteed by an insurance company, a financial institution, or the parent company of the Group. These guarantees included in the contract are performance commitments. The insurance company or the financial institution often requires counter guarantees from the parent company. The commitment is the amount of the guarantee anticipated in the contract and given by the parent company to the customer or the counter guarantee given by the parent company to the insurance company or to the financial institution.

Debt guarantees: these relate to guarantees given to financial institutions in connection with the financial debts of non-consolidated companies, equity associates, or the non-consolidated portion of financial debts of proportionately consolidated companies when the commitment covers the entire amount.

Vendor warranties: these include warranties linked to the sale in 2004 of Water activities in the United States in the amount of €246.5 million.

Purchase commitments: these include commitments given by Group companies to purchase shares in other companies or to invest. As of December 31, 2009, these commitments mainly concerned the Energy Services Division (€82.4 million), the Environmental Services Division (€23.0 million), the Transportation Division (€41.1 million) and the Water Division (€241.7 million).

Letters of credit: letters of credit delivered by financial institutions to Group creditors, customers and suppliers guaranteeing operating activities.

These off-balance sheet commitments notably include:

- Off-balance sheet commitments and site restoration provisions:
Pursuant to environmental texts and legislation concerning the operation of waste storage facilities, the Group is obliged to provide financial guarantees to local authorities/government agencies. These guarantees notably encompass the restoration and supervision of the site during 30 years or more, depending on national legislation (currently 60 years in the United Kingdom), following its operation.

In this context, performance bonds, letters of credit, etc. are issued to local authorities and other public bodies.

Depending on the contract, these guarantees cover the costs necessary for the restoration of all or part of the site and the supervision of the site during 30 years.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

These guarantees are quantified in accordance with legally or contractually-defined procedures. These guarantees, which are given in their total amount from the start of operations, expire at the end of the commitment (termination of restoration work and site supervision).

Therefore, the amount of our commitment for the restoration and supervision of waste storage facilities is in general different from the amount of the provision recorded in the Group accounts (see Note 1.13).

Provisions calculated by the Group are based on different valuations (based on internal policies regarding site security and designed for optimal environmental protection), which take into account the progressive nature of the obligation: operation of the storage facility results in progressive damage to the site and, as such, a related liability is recognized as the facility is operated.

If the amount of the commitment is less than the provision at the balance sheet date, an off-balance sheet commitment is not disclosed. Conversely, if the amount of the commitment is greater than the provision, an off-balance sheet commitment is disclosed in the amount not provided.

- engineering and construction activities:
Total commitments given in respect of construction activities in the Water Division (Veolia Water Solutions & Technologies) amount to €2,823.6 million as of December 31, 2009, compared to €2,969.8 million as of December 31, 2008 and €1,630.4 million as of December 31, 2007.
Total commitments received (see below) in respect of these same activities amount to €757.2 million as of December 31, 2009, compared to €856.9 million as of December 31, 2008 and €866.2 million as of December 31, 2007.

Commitments given and received in respect of the five principal contracts account for approximately 80% of total commitments.

- commitments given in respect of concession contracts:
Pursuant to public service contracts with a public entity, the Group may be called on/obliged to invest in infrastructures that will then be operated and remunerated in accordance with contractual terms and conditions.
The contractual commitment may concern both the financing of installations and infrastructures to be used in operations and also the maintenance and replacement of infrastructures necessary to operations.
An analysis of the accounting treatment of these commitments is presented in Notes 1.21, 1.14 and 17.
Expenditure relating to the replacement or restoration of installations is monitored and recognized through any timing differences between the total contractual commitment over the contract term and its realization, in accordance with the IAS 37 on Provisions.
Expenditure relating to the construction, maintenance and restoration of concession assets is reviewed with respect to IFRIC 12 and detailed in Note 1.21.

Firm commodity purchase commitments

As part of supply management and cost optimization, certain Group subsidiaries may be required, depending on their activities, to set-up derivatives to fix the cost of commodity supplies where the contracts do not offer appropriate protection (see Note 29.1.3) or contract forward purchases or sales of commodities.
Firm commodity purchase commitments mainly concern:
-	coal in the Energy Services Division in Central European countries
-	gas in the Energy Services Division (mainly in France) and in the Water Division
-	electricity in the Water Division

With regard to both gas and electricity, the number of contracts signed enables the Group to significantly reduce political and counterparty risk.
-	forward purchases of fuel are primarily contracted by the Transportation Division (SNCM).

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Other commitments given break down by Division as follows:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Water	6,036.4	5,891.8	4,368.3
Environmental Services	831.1	901.7	1,171.1
Energy Services	700.3	538.1	755.7
Transportation	533.2	415.8	398.3
Proactiva	45.2	50.6	39.8
Holding companies	942.0	891.3	1,241.5
Other	39.0	23.6	26.7
Total	9,127.2	8,712.9	8,001.4

Lease contracts entered into by the Group are analyzed in Notes 17 and 33.

Contingent assets and liabilities relating to legal or arbitration proceedings
On September 12, 2008, a suburban train operated by Connex Railroad LLC, a Veolia Transport subsidiary, on behalf of the Southern California Regional Rail Authority (the “SCRRA”), collided with a Union Pacific freight train in Chatsworth, California. This accident resulted in 25 fatalities and a significant number of injuries. The National Transportation Safety Board (the “NTSB”) of the State of California, with whom Connex Railroad cooperates, came to the preliminary conclusion that the two causes of the accident were the lack of vigilance of the driver who failed to stop at the red light and the fact that the SCRRA had not installed an automatic braking system on the train, despite the earlier requests of the NTSB. Lawsuits combined under one class action suit for unspecified amounts of damages have been filed by the beneficiaries of the deceased passengers and the majority of those injured in the California State courts of Los Angeles against Connex Railroad, its parent company Veolia Transportation LLC, the SCRRA and the Los Angeles County Metropolitan Transportation Authority. A specific hearing on the question of responsibility is scheduled for November 2010. At the same time, Connex Railroad LLC and the SCRRA have brought their disagreements regarding their respective contractual responsibilities with respect to the claims filed subsequent to the accident to the federal courts of California and are still awaiting a date for a hearing. A U.S. statute limits the total amount of damages that may be awarded to railroad passengers for injury, death, and property damage against passenger rail operators arising from a single accident to U.S.$200 million. The Group’s insurers have been notified of the claim. At this stage, the Group is unable to determine whether the financial consequences of this accident could materially and adversely affect its financial condition or results of operations.

Furthermore, the Group is subject to several other litigations in the normal course of its business. In accordance with IAS 37 criteria, management does not consider it appropriate to record a provision or recognize deferred income in respect of these legal or arbitration proceedings at the balance sheet date, due to the uncertain nature of their outcome.

Commitments received

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Guarantees received	1,756.3	2,082.0	1,459.7
Debt guarantees	303.4	351.6	266.6
Vendor warranties received	142.0	294.8	53.6
Other guarantees received	1,310.9	1,435.6	1,139.5

The commitments notably consist of commitments received from our partners in respect of construction contracts.

The decrease in 2009 was mainly due to the expiry of a warranty obtained from an acquisition in the Environmental Services Division, the partial terminations in the Construction activity of Veolia Eau Solutions & Technologies and the cancellation of the guarantee received from the British Treasury for a credit line repaid at the start of the year.

In addition, the Group has undrawn medium and short-term credit lines and syndicated loans in the amount of €4.7 billion (see Note 29.3).

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

37	Greenhouse gas emission rights

The process governing the grant and valuation of these rights is presented in Note 1.25, Greenhouse gas emission rights.

The position in 2009 is as follows:

Volume in thousands of metric tons	As of January 1, 2009	Entries into the consolidation scope	Granted	Purchased / sold / cancelled	Consumed	As of December 31, 2010
Total	1,363	433	13,504	441	(12,187)	3,554

Similarly to 2008, the Group entered into new swaps of EUA II and CER in order to benefit from market opportunities.

At the end of 2007 and during 2008, the Group entered into allowance loan transactions (EUA II and CER) effective in 2008 with surrender in 2012. The commission received on allowance loans is recorded on receipt as deferred income and recognized in the Income Statement on a straight-line basis over the loan term.

Entries into the scope of consolidation concern Energy Services Division acquisitions in France.

Phase II rights granted free of charge for fiscal years 2010-2012 are estimated at €515 million. Future allocations were measured using the spot price as of December 31, 2009.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

38	Collateral given supporting borrowings

As of December 31, 2009, the Group has given €699 million of collateral guarantees in support of borrowings. The breakdown by type of asset is as follows (€ million):

Type of pledge / mortgage	Amount pledged (a)	Total consolidated statement of financial position amount (b)	Corresponding % (a) / (b)
Intangible assets	5	1,438	0.35%
Property, plant and equipment	151	9,382	1.61%
Financial assets*	504	-	-
Total non-current assets	660	-	-
Current assets	39	20,222	0.19%
Total assets	699	-	-

*	As a majority of financial assets pledged as collateral are shares of consolidated subsidiaries and other financial assets, the ratio is not significant.

The breakdown by maturity is as follows:

(€ million)				Maturing in
	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009	Less than 1 year	1 to 5 years	More than 5 years
Intangible assets				-	1	4
Property, plant and equipment	293	225	151	19	40	92
Mortgage pledge	15	16	37	3	3	31
Other PP&E pledge (1)	278	209	114	16	37	61
Financial assets (2)	313	588	504	10	65	429
Current assets	26	109	39	3	9	27
Pledges on receivables	23	108	39	3	9	27
Pledges on inventories	3	1	0	-	-	-
Total	634	924	699	32	115	552
(1)	mainly equipment and traveling systems.
(2)	including non-consolidated investments of €198 million and other financial assets (primarily operating financial assets) of €306 million as of December 31, 2009.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

39	Related-party transactions

The purpose of this note is to present related-party transactions.

39.1	“Related party” concept

Group related parties comprise, in accordance with IAS 24, Related Party Disclosures, the companies over which the Group exercises control, joint control or significant influence (joint ventures and equity associates), shareholders who exercise joint control over group joint ventures, minority shareholders who exercise significant influence over group subsidiaries, key management personnel of the group and the companies over which the latter exercise control, joint control or significant influence or in which they hold significant voting rights.
In addition, as the share capital of the Group is widely held, certain shareholders holding a small stake in the share capital are nonetheless considered related parties.

39.2	Compensation and related benefits of key management personnel

Group Executive Committee members and directors represent the key management personnel of the Group.

The following table summarizes amounts due by the Group in respect of compensation and other benefits granted to key management personnel:

(€ million)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Short-term benefits, excluding employer contributions (a)	4,7	8.2	6.9
Short-term benefits, excluding employer contributions (a)	4,7	8.2	6.9
Employer contributions	2,0	3.2	2.5
Post-employment benefits (b)	1,1	1.2	1.0
Other long-term benefits (c)	-	-	-
Share-based payments	0,6	1.0	1.6
Contract termination payments	-	-	-
Total	8,4	13.6	12.0
(a)	Fixed and variable compensation, employee benefits and directors fees. Variable compensations comprise amounts due in respect of the fiscal year and paid during the next fiscal year.
(b)	Current service costs
(c)	Other compensation vested but payable in the long-term

All the Board of Directors members, except the Chairman and Chief Executive Officer, only receive as compensation director’s fees from Veolia Environnement and its controlled companies. Director’s fees paid to Directors, excluding the Chairman and Chief Executive Officer, totaled €771,795 in 2009, €771,952 in 2008 and €741,380 in 2007.

The Reference Document (Chapter 15) contains detailed disclosures on compensation and benefits paid to key management personnel of the Group.

39.3	Transactions with other related parties

39.3.1	Relations with proportionately consolidated companies and equity associates

➢
The Group granted a loan of €1,614.9 million to Dalkia International and its subsidiaries Siram and Dalkia Pologne, which are proportionately consolidated at 75.81% The non-group portion of this loan is recorded in assets in the Group consolidated statement of financial position in the amount of €390.8 million (see Note 11 Other non-current financial assets).

➢	In December 2009, the Group sold its investment in Compagnie Méridionale de Navigation (CMN) which was consolidated using the equity method.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

➢
In addition, given the Group’s businesses, operating flows between companies are generally limited to companies operating in the same country. As such, the level of operating transactions between the Group and proportionately consolidated companies is not material.

However, certain contractual agreements within the Water Division, notably in Asia and Central Europe, impose the existence of a holding company (generally equity accounted or proportionately consolidated) and companies carrying the operating contract (generally fully consolidated). These complex legal arrangements generate “asset supply” flows between the companies generally jointly controlled or subject to significant influence and the companies controlled by the Group. Assets are generally supplied for a specific remuneration that may or may not include the maintenance of the installations in good working order or the technical improvement of the installations.

39.3.2	Relations with Group shareholders

•	Caisse des Dépôts (with a 9.59% interest in share capital)

The Chief Executive Officer of this financial institution is represented on the Board of Directors of Veolia Environnement.
The Group had the following relations with the Caisse des Dépôts during fiscal 2009:
-	the financing agreements between the two groups bear interest at market conditions
-	in connection with the ongoing merger at the year-end between Veolia Transport and Transdev.

•	Electricité de France (with a 3.71% interest in share capital as of December 31, 2009)

On November 25, 2009, Mr. Proglio was appointed Chairman and CEO of the EDF Group by ministerial decree; he also acts as Chairman of the Veolia Environnement Group Board of Directors from November 27, 2010 (publication date of the decree).

EDF Group has a 3.71% interest in Veolia Environnement, a 34% interest in Dalkia and a 25% interest in Dalkia International. In accordance with the Decree 97-07, EDF purchases electricity produced in France by Dalkia cogeneration power plants at market conditions. Electricity sold by Dalkia to EDF in 2007, 2008 and 2009 totaled €521.7 million, €608.4 million and €568.7 million, respectively.

There are under certain conditions cross options between Veolia Environnement and EDF for all the securities held by each party in case of taking control of one or the other  (see Note 36 Off-balance sheet commitments).

•	BNP Paribas (with a 0.57% interest in share capital as of December 31, 2009)

The Chief Executive Officer of BNP Paribas is represented on the Board of Directors of Veolia. The financing agreements between the two groups bear interest at market conditions.

•	Société Générale (with a 0.15% interest in share capital as of December 31, 2009)

The financing agreements between the two groups bear interest at market conditions.
Mr. Bouton, member of the Veolia Environnement Board of Directors, is no longer Chairman of the Board of Directors of Société Générale as of May 6, 2009

Vivendi Universal undertook to pay an indemnity to Veolia Environnement in respect of the financial management of replacement expenses and then transferred this obligation to Société Générale under a perfect delegation contract on December 21, 2004. As such, Vivendi Universal no longer has an obligation to Veolia Environnement with respect thereto.

Conversely, Société Générale, considered a related party, is liable to Veolia Environnement in this respect for a maximum amount of €17.6 million as of December 31, 2008, which was claimed in its entirety as of December 31, 2009.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

39.3.3	Relations with other related parties

•	Relations avec Lazard, Groupama, ENI and Saint Gobain

These Groups and Véolia Environnement have common directors.
Any business relations between these groups and Veolia are maintained at market conditions.

•	Relations with EBRD

The European Bank for Reconstruction and Development (EBRD) holds non-controlling interests in Group operating entities in Central Europe, primarily in the Energy Services, Transportation and Water Divisions.
In 2009, the EBRD acquired an additional 6.88% interest in Veolia Voda, which encompasses all the operating activities of the Water Division in Central Europe.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

40	Consolidated employees

Consolidated employees * break down as follows:

By division	As of December 31, 2009	As of December 31, 2008 (1)	As of December 31, 2007 (1)
Water	80,239	78,040	74,280
Environmental Services	80,693	95,399	84,994
Energy Services	44,748	44,370	46,387
Transportation	78,094	74,526	73,299
Proactiva	5,400	4,823	4,503
Other	1,826	807	609
Consolidated employees*	291,000	297,965	284,072

By company	As of December 31, 2009	As of December 31, 2008 (1)	As of December 31, 2007 (1)
Fully consolidated companies	240,657	251,772	241,857
Proportionately consolidated companies	50,343	46,193	42,215
Consolidated employees*	291,000	297,965	284,072

*
Consolidated employees equal the average number of full-time equivalent employees. Employees of proportionately consolidated companies are included according to their percentage of consolidation. Employees of equity associates are not included.

(1) The information presented for fiscal years 2007 and 2008 includes the employees of entities divested in 2009. In 2007, the average number of employees in the Environmental Services and Transportation Divisions totaled 9,095 and 2,391, respectively, in 2007 and 10,953 and 2,682, respectively, in 2008. Furthermore, the 2007 figures included the employees of the Clemmessy and Crystal entities of the Energy Division that were divested in 2008.

The decrease in the average number of employees in 2009 was primarily due to the divestment of VPNM in the Environmental Services division and the sale of Freight activity in the Transportation division.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

41	Reporting by operating segment

Since January 1, 2009, the Group has identified and presented segment reporting in accordance with IFRS 8 “Operating segments.”

Financial reporting by operating segment is governed by the same rules as those used for the condensed consolidated financial statements and described in the Accounting Policies note to the Financial Statements.

This reporting is based on the internal organization of the Group’s activities and corresponds to the Group’s four business segments (which were used for the primary segment reporting under the previous standard – IAS 14) Water, Environmental Services, Energy Services and Transportation.

The Water segment integrates drinking water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

The Environmental Services segment collects, processes and disposes of household, trade and industrial waste.

The Energy Services segment includes heat production and distribution, energy optimization and related services, and electricity production.

The Transportation segment focuses on the operation of passenger transportation services.

Pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:
•	the Clemessy and Crystal entities, in the Energy Services Division, sold in December 2008,
•
incineration activity entities in the United States (Montenay International) in the Environmental Services Division and Freight activity entities in the Transportation Division, sold during the second semester of 2009,

•
activities in the United Kingdom in the Transportation Division and renewable energy activities in the process of being sold were grouped together in a single line, Net income from discontinued operations, for fiscal year 2009 and fiscal years 2008 and 2007 presented for comparison purposes.

Operating segments

Revenue by segment (€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Water	12,555.9	12,557.9	10,927.4
Environmental Services	9,055.8	9,972.5	9,057.2
Energy Services	7,078.6	7,446.3	6,200.4
Transportation	5,860.7	5,788.1	5,389.1
Revenue as per the consolidated income statement	34,551.0	35,764.8	31,574.1

Inter-segment revenue (€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Water	67.6	36.6	25.5
Environmental Services	93.5	99.8	80.9
Energy Services	53.9	59.7	39.1
Transportation	4.7	4.6	5.2
Inter-segment revenue	219.7	200.7	150.7

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Operating income by segment (€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Water	1164.3	1,198.5	1,267.7
Environmental Services	453.8	265.2	781.8
Energy Services	415.5	434.4	384.3
Transportation	152.9	170.5	130.6
Total operating segments	2,186.5	2,068.6	2,564.4
Unallocated operating income	(166.4)	(107.8)	(103.3)
Operating income as per the consolidated income statement	2,020.1	1,960.8	2,461.1

Operating cash flow before changes in working capital by business segment (€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Water	1,800.9	1,795.4	1,848.4
Environmental Services	1,194.1	1,357.5	1,456.3
Energy Services	736.9	768.4	656.0
Transportation	311.5	291.8	280.2
Total operating segments	4,043.4	4,213.1	4,240.9
Unallocated operating cash flow before changes in working capital	(104.8)	(34.7)	(21.5)
Operating cash flow before changes in working capital in the consolidated cash flow statement	3,938.6	4,178.4	4,219.4

Net charge to operating depreciation, amortization and provisions by segment(*) (€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Water	(505.3)	(461.7)	(396.0)
Environmental Services	(871.9)	(754.9)	(685.3)
Energy Services	(268.8)	(226.6)	(147.9)
Transportation	(197.1)	(160.1)	(176.9)
Total business segments	(1,843.1)	(1,603.3)	(1,406.1)
Unallocated net charge to operating depreciation, amortization and provisions (**)	(47.9)	(28.7)	(29.3)
Net charge to operating depreciation, amortization and provisions	(1,891.0)	(1,632.0)	(1,435.4)
(*) including movements in provisions for working capital requirement
(**) including Proactiva and Artelia

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Capital expenditure by segment (€ million)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Water	835	950	869
Environmental Services	626	990	863
Energy Services	531	539	429
Transportation	445	342	459
Unallocated capital expenditure	56	72	22
Total capital expenditure (1)	2,493	2,893	2,642
(1) Pursuant to IFRS 8, capital expenditure presented in segment reporting includes investments financed by finance lease in the amount of €28 million, net of the capital expenditure presented in the consolidated cash flow statement.

Assets by segment as of December 31, 2009 (€ million)	Water	Environ-mental Services	Energy Services	Transport- ation	Unallocated amounts	Total assets in the Consolidated Statement of Financial Position
Goodwill, net	2,253.3	2,678.4	1,147.9	537.6	7.4	6,624.6
Intangible assets and property, plant and equipment, net	5,836.5	4,167.8	2,492.4	1,669.8	278.5	14,445.0
Operating financial assets	4,059.1	754.5	654.4	105.4	78.4	5,651.8
Working capital assets including DTA	6,504.3	2,772.2	3,590.5	1,269.4	729.7	14,866.1
Total segment assets	18,653.2	10,372.9	7,885.2	3,582.2	1,094.0	41,587.5
Investments in associates	148.1	62.0	55.3	2.9	0.2	268.5
Other unallocated assets (1)					7,960.7	7,960.7
Total assets	18,801.3	10,434.9	7,940.5	3,585.1	9,054.9	49,816.7
(1) including Proactiva and Artelia

Assets by segment as of December 31, 2008 (€ million)	Water	Environ-mental Services	Energy Services	Transport-ation	Unallocated amounts		Total assets in the Consolidated Statement of Financial Position
Goodwill, net	2,247.7	2,736.6	1,131.1	551.4	56.5		6,723.3
Intangible assets and property, plant and equipment, net	5,887.6	4,388.0	2,374.7	1,724.8	224.9		14,600.0
Operating financial assets	4,083.2	836.9	679.5	105.5	46.1		5,751.2
Working capital assets including DTA	6,496.8	3,116.4	3,883.3	1,396.7	801.5		15,694.7
Total segment assets	18,715.3	11,077.9	8,068.6	3,778.4	1,129.0		42,769.2
Investments in associates	140.7	81.3	27.7	58.2	3.7		311.6
Other unallocated assets (1)					6,045.3	*	6,045.3
Total assets	18,856.0	11,159.2	8,096.3	3,836.6	7,178.0		49,126.1
* Including assets classified as held for sale of €203.0 million (primarily the reclassification of the assets of certain French subsidiaries under joint control in the Water Division).
(1): including Proactiva and Artelia

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Assets by segment as of December 31, 2007 (€ million)	Water	Environ-mental Services	Energy Services	Transport-ation	Unallocated amounts		Total assets in the Consolidated Statement of Financial Position
Goodwill, net	2,208.2	3,049.5	1,098.1	556.7	0.7		6,913.2
Intangible assets and property, plant and equipment, net	5,658.3	4,292.4	2,112.0	1,694.2	141.9		13,898.8
Operating financial assets	3,884.5	902.4	712.3	123.0	5.4		5,627.6
Working capital assets including DTA	5,847.8	3,257.4	3,755.2	1,321.1	585.4		14,766.9
Total segment assets	17,598.8	11,501.7	7,677.6	3,695.0	733.4		41,206.5
Investments in associates	137.2	75.5	25.5	53.9	-		292.1
Other unallocated assets (1)					4,808.3	*	4,808.3
Total assets	17,736.0	11,577.2	7,703.1	3,748.9	5,541.7		46,306.9
* Including assets classified as held for sale of €122.5 million (Transportation Division for €103.9 million and Environmental Services Division for €18.6 million).
(1) including Proactiva and Artelia

Liabilities by segment as of December 31, 2009 (€ million)	Water	Environ-mental Services	Energy Services	Transport-ation	Unallocated amounts	Total liabilities in the Consolidated Statement of Financial Position
Provisions for contingencies and losses	997.3	985.9	494.6	367.3	195.2	3,040.3
Working capital liabilities including DTL	7,670.0	2,615.9	2,878.2	1,558.4	304.4	15,026.9
Other segment liabilities
Total segment liabilities	8,667.3	3,601.8	3,372.8	1,925.7	499.6	18,067.2
Other unallocated liabilities (1)					31,749.5	31,749.5
Total liabilities	8,667.3	3,601.8	3,372.8	1,925.7	32,249.1	49,816.7
(1) including Proactiva and Artelia

Liabilities by segment as of December 31, 2008 (€ million)	Water	Environ-mental Services	Energy Services	Transport-ation	Unallocated amounts		Total liabilities in the Consolidated Statement of Financial Position
Provisions for contingencies and losses	1,011.1	871.9	468.1	422.4	159.8		2,933.3
Working capital liabilities including DTL	7,599.6	3,056.5	2,956.8	1,598.3	316.5		15,527.8
Other segment liabilities
Total segment liabilities	8,610.7	3,928.4	3,424.9	2,020.7	476.4		18,461.1
Other unallocated liabilities (1)					30,665.0	*	30,665.0
Total liabilities	8,610.7	3,928.4	3,424.9	2,020.7	31,141.4		49,126.1
* Including liabilities directly associated with assets classified as held for sale of €98.2 million (reclassification of the liabilities of certain French subsidiaries under joint control in the Water Division).
(1) including Proactiva and Artelia

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Liabilities by segment as of December 31, 2007 (€ million)	Water	Environ-mental Services	Energy Services	Transport-ation	Unallocated amounts		Total liabilities in the Consolidated Statement of Financial Position
Provisions for contingencies and losses	1,013.9	873.6	476.1	456.7	144.3		2,964.6
Working capital liabilities including DTL	6,855.4	3,138.3	2,996.7	1,544.1	205.0		14,739.5
Other segment liabilities	-	-	-	-	-		-
Total segment liabilities	7,869.3	4,011.9	3,472.8	2,000.8	349.3		17,704.1
Other unallocated liabilities (1)					28,602.8	*	28,602.8
Total liabilities	7,869.3	4,011.9	3,472.8	2,000.8	28,952.1		46,306.9
* Including liabilities directly associated with assets classified as held for sale of €1.9 million (Veolia Environnement SA).
(1): including Proactiva and Artelia

Geographical area

December 31, 2009 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Revenue	13,755.4	2,967.3	2,478.1	6,811.2	2,953.0	1,300.2	1,500.7	1,017.6	1,767.5	34,551.0

December 31, 2008 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Revenue	14,465.0	3,057.3	2,876.9	7,029.5	2,873.4	1,437.7	1,269.9	1,026.8	1,728.3	35,764.8

December 31, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Revenue	13,547.3	2,602.0	2,866.0	6,028.6	2,423.3	1,308.2	961.0	447.0	1,390.7	31,574.1

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Breakdown of non-current assets (excluding deferred tax assets and non-current derivative instruments) by geographical area

December 31, 2009 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Total	7,518.0	4,701.6	3,282.0	5,143.7	2,619.9	419.3	2,644.1	264.0	949.2	27,541.8

December 31, 2008 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Total	7,641.9	4,904.0	3,110.4	5,145.4	2,902.5	344.8	2,456.2	284.5	1,164.2	27,953.9

December 31, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
Total	7,501.6	5,104.4	3,785.3	4,988.7	2,578.9	372.9	1,767.5	117.3	1,162.0	27,378.6

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

42	Post-balance sheet events

In February 2010, Veolia Environnement announced that it transferred to Covanta Holding Corporation the contract for the operation of the incineration plant in the County of Miami-Dade. Veolia Environnement has now transferred to Covanta Holding the North American portfolio of incineration contracts in the Environmental Services Division, the sale of which had been announced on July 6, 2009. This sale totaled US$128 million, pursuant to the stipulated financial terms and conditions.

In connection with its strategic repositioning in the Czech Republic, on January 5, 2010, Dalkia signed an agreement for the acquisition of Energy.As which manages the industrial utilities of the mining group OKD. This transaction was finalized on January 5, 2010.

Further the signature of an agreement with Lyonnaise des Eaux on December 19, 2008, an amendment to the agreement for the unwinding of common subsidiaries between Veolia Eau-CGE and Lyonnaise des Eaux France was signed on February 3, 2010. It resulted in a supplementary control of Société des Eaux de Marseille and of Société des Eaux d’Arles to Veolia Water. These transactions were completed on March 23, 2010. The contribution in terms of revenue for 2009 of the subsidiaries disposed were € 150 million and € 136 million for the subsidiaries acquired..

In addition, on March 10, 2010, Veolia Environnement received notices of proposed adjustments (“NOPAs”) from the U.S. Internal Revenue Service (IRS) relating to a number of tax positions relating to its U.S. subsidiaries, including primarily tax losses resulting from the reorganization of the former US Filter.

The Group believes that its tax positions are well-founded and correct in all material respects.  It has already commenced, and intends to pursue, discussions with the IRS to have the positions in the NOPAs modified.  The NOPAs are preliminary assessments that do not reflect a definitive audit position and are subject to change.  The Group hopes to resolve the issues through discussions with the IRS.  If necessary, however, the Group is prepared to defend its tax positions vigorously.

The NOPAs relate to the Worthless Stock Deduction, in the amount of US$4.5 billion (see Note 35), for which a deferred tax asset in the amount of 283 million euros has been recorded (see Note 12).  They also relate to certain other issues relating to tax losses for the 2004, 2005 and 2006 tax years, in an aggregate amount of a similar order of magnitude as the Worthless Stock Deduction.  Based on a preliminary analysis, Veolia Environnement has not recorded any provisions in its consolidated financial statements in respect of the NOPAs.

Because the NOPAs are still subject to the continuing IRS audit process (see Note 35), there is no requirement at this time for any payment of taxes.

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

43	Main companies included in the 2009 consolidated financial statements

In 2009, the Group consolidated or accounted for a total of 2,573 companies, of which the principal companies are:

Company and address	French company registration number (Siret)	Consolidation method	% control	% interest
Veolia Environnement SA 36-38, avenue Kléber – 75116 Paris	40 321 003 200 047	FC	100.00	100.00
Société d’Environnement et de Services de l’Est SAS , rue Annette Bloch – 25200 Montbéliard	44 459 092 100 052	FC	99.99	85.44
EOLFI SA and its subsidiaries 25, place de la Madeleine - 75008 Paris	477 951 644 00020	FC	69.11	69.11
PROACTIVA Medio Ambiete SA Calle Cardenal Marcelo Spinola 8 – 3A – 28016 Madrid (Spain)		PC	50.00	50.00
Veolia Energy North America Holding 1250 Handcock Street Suite 204 N Quincy Massachusetts 02169 (United States)		FC	100.00	100.00
Thermal North America Inc 99 Summer Street; suite 900 Boston Massachusetts 02110 (United States)		FC	100.00	100.00
RIDGELINE ENERGY HOLDING INC The Nemours Building 1007 Orange Street Suite 1414 Wilmington, DL 19801 (United States)		FC	100.00	69.11
Veolia Environnement Europe Services SA Rue des Deux Eglises 26 B-1000 Brussels (Belgium)	RPM Bruxelles : BCE 0894.628.426	FC	100.00	100.00
WATER
Veolia Eau - Compagnie Générale des Eaux 52, rue d’Anjou – 75008 Paris	57 202 552 600 029	FC	100.00	100.00
Veolia Water 52, rue d’Anjou – 75008 Paris	42 134 504 200 012	FC	100.00	100.00
Including the following companies in France:
Compagnie des Eaux et de l’Ozone 52, rue d’Anjou – 75008 Paris	77 566 736 301 597	FC	100.00	100.00
Société Française de Distribution d’Eau 7, rue Tronson-du-Coudray – 75008 Paris	54 205 494 500 382	FC	99.56	99.56
Compagnie Fermière de Services Publics 3, rue Marcel Sembat – Immeuble CAP 4444100 Nantes	57 575 016 100 342	FC	99.87	99.87
Compagnie Méditerranéenne d’Exploitation des Services d’Eau – CMESE12, boulevard René Cassin – 06100 Nice	78 015 329 200 112	FC	99.72	99.72
Société des Eaux de Melun Zone Industrielle – 198/398, rue Foch 77000 Vaux Le Pénil	78 575 105 800 047	FC	99.29	99.29
Société des Eaux de Marseille 25, rue Edouard Delanglade – BP 29 13254 Marseille	5 780 615 000 017	PC	48.85	48.85

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Company and address	French company registration number (Siret)	Consolidation method	% control	% interest
Société des Eaux du Nord 217, boulevard de la Liberté – 59800 Lille	57 202 641 700 244	PC	49.55	49.55
Société des Eaux de Versailles et de Saint-Cloud 145, rue Yves le Coz – 78000 Versailles	31 863 464 900 053	PC	50.00	50.00
Sade-Compagnie Générale de Travaux d’Hydraulique (CGTH-SADE) and its subsidiaries 28, rue de la Baume – 75008 Paris	56 207 750 300 018	FC	99.26	99.26
Veolia Water Solutions & Technologies and its subsidiaries l’Aquarène – 1, place Montgolfier 94417 St Maurice Cedex	41 498 621 600 037	FC	100.00	100.00
OTV France l’Aquarène – 1 place Montgolfier 94417 St Maurice Cedex	433 998 473 000 14	FC	100.00	100.00
Société Internationale de Dessalement (SIDEM) 20-22 rue de Clichy – 75009 Paris	342 500 956 000 12	FC	100.00	100.00
Including the following foreign companies:
Veolia Water UK PLC and its subsidiaries Kings Place – 5th Floor - 90 York Way - London N19AG (United Kingdom)		FC	100.00	100.00
Veolia Water Central Ltd Tamblin Way – Hatfield – Hertfordshire AL109EZ (United Kingdom)		FC	100.00	100.00
Veolia Water North America and its subsidiaries 200 E. Randolph St., Suite 7900 Chicago, IL 60601 (United States)		FC	100.00	100.00
Veolia Wasser GmbH and its subsidiaries Lindencorso Unter den linden 21 10 117 Berlin (Germany)		FC	100.00	100.00
Berliner Wasserbetriebe Anstalt des Offentlichen Rechts Neue Jüdenstrasse 1 10179 Berlin (Germany)		PC	49.90	24.95
Braunschweiger Versorgungs- AG &Co.KG Taubenstrasse 7 D-38 106 Braunschweig (Germany)		FC	74.90	74.90
Aquiris SA Avenue de Vilvorde 450 1130 Brussels (Belgium)		FC	99.00	99.00
Apa Nova Bucuresti Srl Strada Aristide Demetriade nr 2, Sector 1, Bucarest (Romania)		FC	73.69	73.69
Veolia Voda and its subsidiaries 52, rue d’Anjou – 75 008 Paris	434 934 809 00016	FC	83.12	83.12
Prazske Vodovody A Kanalizagce As 11 Parizska – 11 000 Prague 1 (Czech Republic)		FC	100.00	83.12
Severoceske Vodovody A Kanalizagce As 1 689 Pritkovska 41 550 Teplice (Czech Republic)		FC	50.10	41.64
Shenzhen Water (Group) Co. Ltd and its subsidiaries Water Building, N°1019 Shennan Zhong Road, 518031 SHENZHEN, GuangDong (China)		PC	45.00	25.00

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Company and address	French company registration number (Siret)	Consolidation method	% control	% interest
Shanghai Pudong Veolia Water Corporation Ltd No. 703 Pujian Road, Pudong New District, 200127 SHANGHAI (China)		PC	50.00	50.00
Changzhou CGE Water Co Ltd No.12 Juqian Road, CHANGZHOU Municipality, Jiangsu Province, 213000 (China)		PC	49.00	24.99
Kunming CGE Water Supply Co Ltd No. 626 Beijing Road, KUNMING City, Yunnan Province, 650051 (China)		PC	49.00	24.99
Veolia Water Korea Co Ltd and its subsidiaries 10F Yeonsei Jaeden Severance Bldg.84-11? Namdaemunno 5-ga, Jung-gu, Seoul, 100-753 (South Korea)		FC	100.00	100.00
Veolia Water Australia and its subsidiaries Level 4, Bay Center, 65 Pirrama Road, Pyrmont NSW 2009 (Australia)		FC	100.00	100.00
Société d’Energie et d’Eau du Gabon Avenue Felix Eboué - BP 2082 – Libreville (Gabon)		FC	51.00	41.08
AZALIYA 52, rue d'Anjou 75008 Paris	505 190 801 00017	PC	51.00	51.00
Veolia Water Middle East North Africa (Veolia Water MENA) and its subsidiaries 52, rue d’Anjou – 75 008 Paris	403 105 919 00019	PC	80.55	41.08
Amendis 23, rue Carnot – 90 000 Tangiers (Morocco)		PC	100.00	31.22
REDAL SA 6 Zankat Al Hoceima, BP 161 – 10 000 Rabat (Morocco)		PC	100.00	31.91
Lanzhou Veolia Water (Group) Co LTD No. 2 Hua Gong Street, Xigu District, LANZHOU, Gansu Province, (China)		PC	45.00	22.95
Sharqiyah Desalination Co. SAOC PO Box 685, PC 114 Jibroo, Sultanate of Oman	1 011 277	PC	55.00	28.05
Biothane Systems International Holdings B.V. Thanthofdreef 21 – PO BOX 5068 2623 EW Delft (Netherlands)	27267973	FC	100.00	100.00
Tianjin Jinbin Veolia Water Co No2 Xinxiang Road, Bridge 4 Jin Tang Expressway, Dongli District, Tianjin Municipality (China)		PC	49.00	49.00
Changle Veolia Water Supply Co Ltd (N°2 Water Plant) Pan Ye Village, Hang Cheng Jie Dao, Changle Municipality, Fujian Province (China)		PC	49.00	49.00

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

ENVIRONMENTAL SERVICES
Veolia Propreté Parc des Fontaines – 163 / 169, avenue Georges Clémenceau - 92000 Nanterre	57 222 103 400 778	FC	100.00	100.00
Société d’Assainissement Rationnel et de Pompage (S.A.R.P.) and its subsidiaries 52 avenue des Champs Pierreux 92000 Nanterre	77 573 481 700 353	FC	100.00	99.55
SARP Industries and its subsidiaries 427, route du Hazay – Zone Portuaire Limay-Porcheville - 78520 Limay	30 377 298 200 029	FC	100.00	99.85
ROUTIERE DE L'EST PARISIEN ZI Rue Robert Moinon 95190 GOUSSAINVILLE	61 200 696 500 026	FC	100.00	100.00
ONYX AUVERGNE RHONE ALPES 105 avenue du 8 mai 1945 69140 Rilleux-Le-Pape	30 259 089 800 169	FC	100.00	99.99
VALNOR 5, rue de Courtalin - Val d'Europe 77450 MAGNY LE HONGRE	41 030 116 200 302	FC	100.00	100.00
OTUS 26, avenue des Champs Pierreux 92000 NANTERRE	62 205 759 400 336	FC	100.00	100.00
Bartin Recycling Group and its subsidiaries 15 Rue Albert et Paul Thouvenin 18100 VIERZON	48 141 629 500 014	FC	100.00	100.00
Including the following foreign companies:
Veolia ES Holding PLC and its subsidiaries Veolia house – 154A Pentonville Road N1 9PE – London (United Kingdom)		FC	100.00	100.00
Veolia Environmental Services North America Corp. 200 East Randolph Street – Suite 7900 Chicago – IL 60601 (United States)		FC	100.00	100.00
Veolia ES Solid Waste, Inc One Honey Creed Corporate Center – 125 South 84th Street – Suite 200 WI 53214 Milwaukee (United States)		FC	100.00	100.00
VES TECHNICAL SOLUTIONS LLC Butterfield Center 700 East Butterfield Road, #201 60148 LOMBARD (United States)		FC	100.00	100.00
Veolia ES Industrial Services, Inc 1980 North Highway 146 La Porte 77571 Texas (United States)		FC	100.00	100.00
VEOLIA ES CANADA SERVICES INDUSTRIELS INC 1705, 3eme avenue Canadian Corporate Office - 80 Birmingham Street L8L 6W5 HAMILTON (Canada)		FC	100.00	100.00
Veolia Environmental Services Australia Pty Ltd Level 4, Bay Center – 65 Pirrama Road – P.O. Box H126 –NSW 2009 – Pyrmont (Australia)		FC	100.00	100.00
Veolia Environmental Services Asia Pte Ltd 5 Loyang Way 1 – WMX Technologies Building 508706 Singapore		FC	100.00	100.00

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Veolia Environnmental Services China LTD 7/F Allied Kajima Building 138 Gloucester Road – Central - HONG-KONG	FC	100.00	100.00
VEOLIA MILJØ AS Box 567 Skoyen 0214 OSLO (Norway)	FC	100.00	100.00
Veolia Umweltservice GmbH (formerly Sulo) Hammerbrookstrasse 69 20097 Hamburg (Germany)	FC	100.00	100.00
Marius Pedersen / Veolia Miljøservice Holding A/S Danemark and its subsidiaries ørbaekvej49-5863 Ferritsllev (Danemark)	FC	65.00	65.00
Veolia Servizi Ambientali SpA (and its subsidiaries) Via di Monte Brianzo,56 – 00186 Roma-(Italy)	FC	100.00	100.00

ENERGY SERVICES
Dalkia – Saint-André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	40 321 129 500 023	FC	66.00	66.00
Dalkia France 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	45 650 053 700 018	FC	99.93	65.96
Dalkia Investissement 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	40 443 498 700 073	PC	50.00	33.00
Dalkia International 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	43 353 956 600 011	PC	75.81	50.03
Citelum and its subsidiaries 37, rue de Lyon – 75012 Paris	38 964 385 900 019	FC	100.00	65.96
Proxiserve Holding (and its subsidiaries) 7 Rue Troncon du Coudray – 75008 Paris	403 210 875 00015	FC	100.00	82.98
Including the following foreign companies:
Dalkia PLC and its subsidiaries Elizabeth House – 56-60 London Road Staines TW18 4BQ (United Kingdom)		PC	75.81	50.03
Dalkia NV and its subsidiaries 52, quai Fernand Demets 1070 – Anderlecht (Belgium)		PC	75.81	50.03
Siram SPA and its subsidiaries Via Bisceglie, 95 – 20152 Milan (Italy)		PC	75.81	50.03
Dalkia Energia Y Servicios and its subsidiaries Cl Juan Ignacio Luca De tgna, 4 28 027 Madrid (Spain)		PC	75.81	50.03
Dalkia GmbH and its subsidiaries Carl-Ulrich-Strabe 4 – 63263 Neu Isenburg (Germany)		PC	75.81	50.03
Dalkia SGPS SA and its subsidiaries Estrada de Paço d’Arcos 2770 – 129 Paco d’Arços (Portugal)		PC	75.81	50.03
Dalkia Limitada and its subsidiaries Rua Funchal 418 – 14 andar, Vila Olimpia -60 Sao Paulo SP (Brazil)		PC	75.81	50.03

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Dalkia Polska and its subsidiaries Ul Mysia 5 – 00 496 Warsaw (Poland)	PC	75.81	32.52
Zespol Elektrocieplownl w Lodzi and its subsidiary Ul.Jadzi. Andrzejewskiej Street 90-975 Lodz (Poland)	PC	75.81	16.59
Dalkia AB and its subsidiaries Hälsingegatan 47 – 113 31 Stockholm (Sweden)	PC	75.81	50.03
Tallinna Kute Punane 36 13619 Tallinn (Estonia)	PC	75.81	48.73
UAB Vilnius Energija Joconiu St. 13 - 02300 VILNIUS (Lithuania)	PC	75.81	50.03
Dalkia Energia Zrt. and its subsidiaries Budafoki út 91-93 – H-1117 Budapest (Hungary)	PC	75.81	49.89
Dalkia a.s and its subsidiaries Kutlíkova 17 – Technopol 851 02 Bratislava 5 (Slovakia)	PC	75.81	50.03
Dalkia Ceska Republika and its subsidiaries 28.řijna 3123/ 152 709 74 Ostrava (Czech Republic)	PC	75.81	49.06
PRATERM Group and its subsidiaries UL B.Czecha 36 - 04-555 Warszawa (Poland)	PC	75.81	32.52

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

TRANSPORTATION
VEOLIA TRANSPORT Parc des Fontaines 163 / 169, avenue Georges Clémenceau 92000 Nanterre	383 607 090 00016	FC	100.00	100.00
Société Nationale Maritime Corse-Méditerranée (SNCM) 61, boulevard des Dames – 13002 Marseille	775 558 463 00011	FC	66.00	66.00
C.F.T.I. (Compagnie Française de Transport Interurbain) Parc des Fontaines 163 / 169, avenue Georges Clémenceau 92000 Nanterre	552 022 063 01075	FC	99.94	99.94
VEOLIA TRANSPORT URBAIN Parc des Fontaines 163 / 169, avenue Georges Clémenceau 92000 Nanterre	344 379 060 00082	FC	100.00	100.00
Veolia Eurolines and its subsidiaries 163/169, avenue Georges Clémenceau 92000 Nanterre	434 009 254 00021	FC	100.00	100.00
Including the following foreign companies:
VEOLIA TRANSPORTATION Inc. and its subsidiaries 8757 Georgia Avenue – Suite 1300 – Silver Pring MD 20910 Baltimore (United States)		FC	100.00	100.00
Super Shuttle International Inc, and its subsidiaries 14500 N. Northsight boulevard, Suite 329 Scottsdale, AZ 85260 (United States)		FC	100.00	100.00
VEOLIA TRANSPORT AUSTRALASIA Pty Ltd and its subsidiaries - Level 24, 1 Spring Street Melbourne, Victoria 3000 (Australia)		FC	100.00	100.00
Veolia Transport Northern Europe AB and its subsidiaries Englundavägen 9, Box 1820 SE-171 24 Solna (Sweden)		FC	100.00	100.00
VEOLIA TRANSPORT NORD AS Havnegata 3, Postboks 308 9615 Hammerfest (Norway)		FC	100.00	100.00
Veolia Transport Sverige AB and its subsidiaries Englundavägen 9, Box 1820 SE-171 24 Solna (Sweden)		FC	100.00	100.00
People Travel Group AB 72 Klarabergsviadukten 11 164 Stockholm (Sweden)		FC	100.00	100.00
Veolia Transport Norge AS Klubbgaten 1 – N 4013 – Stavanger (Norway)		FC	100.00	100.00
VEOLIA TRANSPORT UK LTD and its subsidiaries 37-41 Old Queen Street London SW 1H 9JA, (United Kingdom)		FC	100.00	100.00
Veolia Transport Nederland Holding BV and its subsidiaries Mastbosstraat 12 - Postbus 3306 4813 GT Breda (Netherlands)		FC	100.00	100.00
Veolia Transport Belgium nv and its subsidiaries Groenendaallaan 387 2030 Antwerpen (Belgium)		FC	100.00	100.00

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

Veolia Transport Central Europe GmbH and its subsidiaries Georgenstrasse 22 10117 Berlin (Germany)	FC	100.00	65.00
Veolia Verkehr GmbH and its subsidiaries Georgenstrasse 22 10117 Berlin (Germany)	FC	100.00	100.00
Veolia Transport Ceska Republica a.s. K Hutim 664/7 198 00 Praha 9 (Czech Republic)	FC	100.00	65.00

Consolidation method

FC: Full consolidation – PC: Proportionate consolidation – EA: Equity associate

Veolia Environnement	Consolidated Financial Statements 12/31/2009	Audit in progress

44           Audit fees

Audit fees incurred by the Group during fiscal years 2009, 2008 and 2007 total €50.2 million, €51.7 million and €52.2 million respectively, including €40.2 million in 2009, €40.3 million in 2008 and €37.6 million in 2007 in respect of the statutory audit of the accounts and €10.0 million in 2009, €11.4 million in 2008 and €14.6 million in 2007 in respect of services falling within the scope of diligences directly related to the audit engagement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 30, 2010

VEOLIA ENVIRONNEMENT

By: /s/ Olivier Orsini Name: Olivier Orsini Title: General Secretary